SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia

Corporate Taxpayer’s ID (CNPJ/MF) 76.483.817/0001-20

State Registration: 10146326-50

Publicly-Held Company - CVM 1431-1

www.copel.com       copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

QUARTERLY INFORMATION

ITR

September / 2016

CONTENTS

FINANCIAL STATEMENTS		3
Statement of Financial Position		3
Statement of Financial Position		4
Statement of Income		5
Statement of Income – Third Quarter changes		6
Statements of Comprehensive Income		7
Statement of Comprehensive Income – Third Quarter changes		7
Statements of Changes in Equity		8
Statements of Cash Flows		9
Statements of Value Added		11
NOTES TO THE FINANCIAL STATEMENTS		13
1	Operations	13
2	Concessions and Authorizations	15
3	Basis of Preparation	17
4	Significant Accounting Policies	19
5	Cash and Cash Equivalents	19
6	Bonds and Securities	19
7	Customers	20
8	CRC Transfer to the State of Paraná	22
9	Sectorial Financial Assets and Liabilities	23
10	Accounts Receivable Related to the Concession	26
11	Accounts Receivable related to the Concession Compensation	28
12	Other Current Receivables	28
13	Taxes	29
14	Prepaid Expenses	33
15	Related Parties	33
16	Judicial Deposits	35
17	Investments	36
18	Property, plant and equipment	40
19	Intangible assets	43
20	Social and Labor Liabilities	44
21	Suppliers	44
22	Loans and financing	46
23	Debentures	51
24	Post-employment benefits	52
25	Consumer Charges Due	54
26	Research and Development and Energy Efficiency	54
27	Accounts Payable Related to Concession	56
28	Other Accounts Payable	57
29	Provision for Litigation and Contingent Liabilities	57
30	Shareholders’ Equity	66
31	Net Operating Revenues	68
32	Operating Costs and Expenses	73
33	Financial income	79
34	Operating segments	80
35	Financial Instruments	85
36	Related Party Transactions	95
37	Insurance	99
38	Subsequent Events	100
COMMENTS ON PERFORMANCE		101
COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE		110
REVIEW REPORT ON QUARTERLY INFORMATION		111

FINANCIAL STATEMENTS

Statement of Financial Position

as of September 30, 2016 and December 31, 2015

in thousands of Reais

ASSETS	Note	Parent Company		Consolidated
		09.30.2016	12.31.2015	09.30.2016	12.31.2015

CURRENT ASSETS
Cash and cash equivalents	5	10,077	25,653	1,417,706	1,480,727
Bonds and securities	6	183	168	337,224	406,274
Collaterals and escrow accounts		127	132	1,672	2,000
Trade accounts receivable	7	-	-	2,298,685	3,032,827
Dividends receivable		399,829	488,187	27,796	40,345
CRC transferred to the State Government of Paraná	8	-	111,663	-	111,663
Sectorial financial assets	9	-	-	-	910,759
Accounts receivable related to the concession	10	-	-	17,585	9,162
Accounts receivable related to the concession compensation	11	-	-	-	-
Other current receivables	12	12,027	13,018	336,150	474,889
Inventories		-	-	138,964	131,018
Income Tax and Social Contribution	13.1	56,777	154,077	139,808	194,244
Other current recoverable taxes	13.3	162	-	81,662	70,725
Prepaid expenses	14	-	-	41,126	49,282
Receivable from Related parties	15	39,627	447	43,515	19,482
		518,809	793,345	4,881,893	6,933,397

NONCURRENT ASSETS
Long Term Assets
Bonds and securities	6	-	-	189,241	91,117
Collaterals and escrow accounts	22.1	-	-	77,101	86,137
Trade accounts receivable	7	-	-	103,321	75,062
CRC transferred to the State Government of Paraná	8	1,476,618	1,271,579	1,476,618	1,271,579
Judicial deposits	16	84,319	267,411	592,359	719,927
Sectorial financial assets	9	-	-	-	134,903
Accounts receivable related to the concession	10	-	-	3,520,473	1,358,451
Accounts receivable related to the concession compensation	11	-	-	59,339	219,556
Other noncurrent receivables	12	-	-	43,708	31,614
Income Tax and Social Contribution	13.1	149,212	79,144	165,671	94,686
Deferred Income Tax and Social Contribution	13.2	46,582	100,919	723,125	537,562
Other noncurrent recoverable taxes	13.3	15	15	128,318	112,902
Prepaid expenses	14	-	-	29,467	25,493
Receivable from Related parties	15	256,406	297,237	167,566	192,803
		2,013,152	2,016,305	7,276,307	4,951,792

Investments	17	14,922,537	14,140,573	2,750,672	2,224,710
Property, Plant and Equipment, net	18	577	455	9,169,506	8,692,682
Intangible Assets	19	3,165	3,046	6,419,205	6,145,076

		16,939,431	16,160,379	25,615,690	22,014,260

TOTAL ASSETS		17,458,240	16,953,724	30,497,583	28,947,657
Notes are an integral part of this quarterly information.

Statement of Financial Position

as of September 30, 2016 and December 31, 2015

in thousands of Reais

LIABILITIES	Note	Parent Company		Consolidated
		09.30.2016	12.31.2015	09.30.2016	12.31.2015

CURRENT LIABILITIES
Payroll, social charges and accruals	20	5,131	15,436	261,331	258,401
Suppliers	21	2,226	2,602	1,206,386	1,613,126
Income Tax and Social Contribution Payable	13.1	-	-	97,773	311,916
Other taxes due	13.3	1,087	32,617	211,305	340,948
Loans and financing	22	421,618	61,788	845,780	308,558
Debentures	23	391,011	19,497	1,132,609	924,005
Dividend payable		3,319	310,020	19,133	346,007
Post-employment benefits	24	161	21	43,221	43,323
Customer charges due	25	-	-	144,357	277,458
Research and Development and Energy Efficiency	26	-	-	159,552	167,881
Accounts payable related to concession	27	-	-	62,033	61,786
Sectorial financial liabilities	9	-	-	193,402	-
Other accounts payable	28	684	232	255,244	135,709
		825,237	442,213	4,632,126	4,789,118

NONCURRENT LIABILITIES
Suppliers	21	-	-	5,923	5,923
Deferred Income Tax and Social Contribution	13.2	-	-	212,171	214
Other taxes due	13.3	1,646	1,466	237,529	257,273
Loans and financing	22	558,909	969,412	3,100,312	3,768,502
Debentures	23	665,727	996,590	3,682,669	2,759,923
Post-employment benefits	24	9,583	7,795	616,053	551,337
Research and Development and Energy Efficiency	26	-	-	304,883	231,112
Accounts payable related to concession	27	-	-	501,965	473,879
Sectorial financial liabilities	9	-	-	165,205	-
Other accounts payable	28	-	-	64,894	30,962
Provisions for legal claims	29	112,540	290,520	1,364,655	1,494,936
		1,348,405	2,265,783	10,256,259	9,574,061

EQUITY
Attributable to controlling shareholder's
Capital	30.1.1	6,910,000	6,910,000	6,910,000	6,910,000
Equity valuation adjustments	30.1.2	1,063,223	1,177,372	1,063,223	1,177,372
Legal reserve		744,784	744,784	744,784	744,784
Profit retention reserve		5,413,572	5,413,572	5,413,572	5,413,572
Accumulated Profit		1,153,019	-	1,153,019	-
		15,284,598	14,245,728	15,284,598	14,245,728

Attributable to non-controlling interest	30.2	-	-	324,600	338,750

		15,284,598	14,245,728	15,609,198	14,584,478

TOTAL LIABILITIES & EQUITY		17,458,240	16,953,724	30,497,583	28,947,657
Notes are an integral part of this quarterly information.

Statement of Income

for the nine-month periods ended September 30, 2016 and 2015

in thousands of Reais

	Note	Parent Company		Consolidated
		09.30.2016	09.30.2015	09.30.2016	09.30.2015
NET OPERATING REVENUES	31	-	-	9,675,390	11,391,128

OPERATING COSTS	32	-	-	(7,105,456)	(9,230,240)

GROSS PROFIT		-	-	2,569,934	2,160,888

Operational expenses / income
Selling expenses	32	-	-	(174,516)	(228,075)
General and administrative expenses	32	(73,698)	(83,322)	(493,331)	(445,518)
Other operational income (expenses)	32	176,951	(25,973)	(109,920)	(514,274)
Equity in earnings of investees	17	944,347	892,479	173,868	150,901
		1,047,600	783,184	(603,899)	(1,036,966)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		1,047,600	783,184	1,966,035	1,123,922

Financial results	33
Financial income		271,127	171,828	824,197	748,726
Financial expenses		(225,235)	(203,023)	(1,066,782)	(594,473)
		45,892	(31,195)	(242,585)	154,253

OPERATING PROFIT BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		1,093,492	751,989	1,723,450	1,278,175

INCOME TAX AND SOCIAL CONTRIBUTION	13.4
Current		-	(217)	(639,637)	(571,855)
Deferred		(54,143)	45,144	(26,200)	157,119
		(54,143)	44,927	(665,837)	(414,736)

NET INCOME		1,039,349	796,916	1,057,613	863,439
Attributed to controlling shareholders		-	-	1,039,349	796,916
Attributed to non-controlling interest	30.2	-	-	18,264	66,523

BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED
TO PARENT COMPANY SHAREHOLDERS - IN REAIS
Ordinary shares	30.1.3	3.62752	2.78138	3.62752	2.78138
Class "A" Preferred shares	30.1.3	3.99027	3.06081	3.99027	3.06081
Class "B" Preferred shares	30.1.3	3.99027	3.05952	3.99027	3.05952
Notes are an integral part of this quarterly information.

Statement of Income – Third Quarter changes

for the three-month periods ended September 30, 2016 and 2015

in thousands of Reais

	Note		Parent Company		Consolidated
		07.01.2016	07.01.2015	07.01.2016	07.01.2015
		to 09.30.2016	to 09.30.2015	to 09.30.2016	to 09.30.2015
OPERATING REVENUES	31	-	-	2,907,196	3,245,188

COST OF SALES AND SERVICES PROVIDED	32	-	-	(2,404,053)	(2,836,156)

GROSS PROFIT		-	-	503,143	409,032

Operational expenses / income
Selling expenses	32	-	-	(52,929)	(42,070)
General and administrative expenses	32	(24,915)	(34,265)	(180,735)	(161,831)
Other operational income (expenses)	32	(2,074)	(3,504)	(90,348)	(143,306)
Equity in earnings of investees	17	(38,061)	124,533	69,159	59,092
		(65,050)	86,764	(254,853)	(288,115)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		(65,050)	86,764	248,290	120,917

Financial results	33
Financial income		32,766	60,820	164,008	220,215
Financial expenses		(80,423)	(79,031)	(376,480)	(227,476)
		(47,657)	(18,211)	(212,472)	(7,261)

PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		(112,707)	68,553	35,818	113,656

INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	13.4
Current		13,364	-	(60,509)	(101,481)
Deferred		12,227	19,056	(50,363)	79,258
		25,591	19,056	(110,872)	(22,223)

NET INCOME		(87,116)	87,609	(75,054)	91,433
Attributed to controlling shareholders		-	-	(87,116)	87,609
Attributed to non-controlling interest	30.2	-	-	12,062	3,824

BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED
TO PARENT COMPANY SHAREHOLDERS - IN REAIS
Ordinary shares	30.1.3	(0.30405)	0.30578	(0.30405)	0.30578
Class "A" Preferred shares	30.1.3	(0.33613)	0.33658	(0.33613)	0.33658
Class "B" Preferred shares	30.1.3	(0.33445)	0.33634	(0.33445)	0.33634

Statements of Comprehensive Income

for the nine-months periods ended September 30, 2016 and 2015

in thousands of Reais

	Note		Parent Company		Consolidated
		09.30.2016	09.30.2015	09.30.2016	09.30.2015

NET INCOME		1,039,349	796,916	1,057,613	863,439
Other comprehensive income
Items that will never be reclassified to profit or loss
Losses on actuarial liabilities
Post employment benefits - equity	30.1.2	(854)	14,999	(854)	14,999
Items that are or maybe reclassified to profit or loss
Adjustments related to financial assets classified as available for sale	30.1.2	569	56	569	272
Taxes on other comprehensive income	30.1.2	(194)	122	(194)	(94)
Total comprehensive income, net of taxes		(479)	15,177	(479)	15,177

TOTAL COMPREHENSIVE INCOME		1,038,870	812,093	1,057,134	878,616

Attributed to controlling shareholders				1,038,870	812,093
Attributed to non-controlling interest				18,264	66,523

Notes are an integral part of this quarterly information.

Statement of Comprehensive Income – Third Quarter changes

for the three-month periods ended September 30, 2016 and 2015

in thousands of Reais

		Parent Company		Consolidated
	07.01.2016	07.01.2015	07.01.2016	07.01.2015
	to 09.30.2016	to 09.30.2015	to 09.30.2016	to 09.30.2015

NET INCOME	(87,116)	87,609	(75,054)	91,433
Other comprehensive income
Items that are or maybe reclassified to profit or loss
Adjustments related to financial assets classified as available for sale	400	(403)	400	(403)
Taxes on other comprehensive income	(136)	137	(136)	137
Total comprehensive income, net of taxes	264	14,733	264	14,733

TOTAL COMPREHENSIVE INCOME	(86,852)	102,342	(74,790)	106,166

Attributed to controlling shareholders	-	-	(86,852)	102,342
Attributed to non-controlling interest	-	-	12,062	3,824

Statements of Changes in Equity

for the nine-month periods ended September 30, 2016 and 2015

in thousands of Reais

		Attributable to Parent Company
			Equity valuation adjustments		Profit reserves				Attributable
									to
	Note			Other		Profit			non -
			Deemed	comprehensive	Legal	retention	Accumulated	Shareholders’	controlling	Equity
		Capital	cost	income	reserve	reserve	profit	equity	interests	Consolidated
Balance as of January 1, 2016		6,910,000	1,046,663	130,709	744,784	5,413,572	-	14,245,728	338,750	14,584,478
Net Income		-	-	-	-	-	1,039,349	1,039,349	18,264	1,057,613
Other comprehensive income
Gain on financial assets, net of taxes	30.1.2	-	-	375	-	-	-	375	-	375
Actuarial losses, net of taxes	30.1.2	-	-	(854)	-	-	-	(854)	-	(854)
Total comprehensive income		-	-	(479)	-	-	1,039,349	1,038,870	18,264	1,057,134
Realization - deemed cost, net of taxes	30.1.2	-	(113,670)	-	-	-	113,670	-	-	-
Deliberation of additional dividends proposed	30.2	-	-	-	-	-	-	-	(23,072)	(23,072)
Distribution of dividends with retained earnings	30.2	-	-	-	-	-	-	-	(9,342)	(9,342)
Balance as of September 30, 2016		6,910,000	932,993	130,230	744,784	5,413,572	1,153,019	15,284,598	324,600	15,609,198
Notes are an integral part of this quarterly information.

	Attributable to Parent Company
		Equity valuation adjustments		Profit reserves				Attributable
								to
			Other		Profit			non -
		Cost	comprehensive	Legal	retention	Accumulated	Shareholders’	controlling	Equity
	Capital	assigned	income	reserve	reserve	profit	equity	interests	Consolidated
Balance as of January 1, 2015	6,910,000	1,137,104	(160,140)	685,147	4,516,825	-	13,330,689	352,091	13,682,780
Net Income	-	-	-	-	-	796,916	796,916	66,523	863,439
Other comprehensive income
Gain on financial assets, net of taxes	-	-	178	-	-	-	178	-	178
Actuarial losses, net of taxes	-	-	14,999	-	-	-	14,999	-	14,999
Total comprehensive income	-	-	15,177	-	-	796,916	812,093	66,523	878,616
Realization - deemed cost, net of taxes	-	(71,312)	-	-	-	71,312	-	-	-
Deliberation of additional dividends proposed	-	-	-	-	-	-	(241,753)	(8,733)	(250,486)
Distribution of dividends with retained earnings	-	-	-	-	-	-	-	(48,601)	(48,601)
Balance as of September 30, 2015	6,910,000	1,065,792	(144,963)	685,147	4,516,825	868,228	13,901,029	361,280	14,262,309
Notes are an integral part of this quarterly information.

Statements of Cash Flows

for the nine-month periods ended September 30, 2016 and 2015

in thousands of Reais

	Note	Parent Company		Consolidated
		09.30.2016	09.30.2015	09.30.2016	09.30.2015

CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income for the period		1,161,275	796,916	1,179,539	863,439

Adjustments to reconcile net income for the period with cash generated from operating activities
Unrealized monetary and exchange variations - net		71,871	44,665	543,095	238,699
Sectorial financial assets and liabilities result	9.3	-	-	1,190,132	(322,708)
Result of the remeasurement of the cash flow of the assets RBSE	10.1	-	-	(771,332)	-
Remuneration of accounts receivable related to concession	10.1	-	-	(84,866)	(66,340)
Income tax and social contribution	13.4	-	217	639,637	571,855
Deferred income tax and social contribution	13.4	54,143	(45,144)	(95,726)	(157,119)
Result of renegotiation of hydrological risk		-	-	(26,872)	-
Equity in earnings of subsidiaries	17.1	(1,066,273)	(892,479)	(173,868)	(150,901)
Appropriation of acturial calculation of post-employment benefits	24.4	2,054	1,174	96,632	106,758
Appropriation of pension and healthcare contributions	24.4	1,375	4,928	98,537	95,299
Creation for research and development programs and energy efficiency	26.2	-	-	74,595	94,901
Depreciation and amortization	32	873	4,364	532,108	503,355
Net operational provisions and reversals		(176,407)	20,283	206,170	497,139
Impairment of accounts receivable related to concession	10.1	-	-	55	38,664
Loss on disposal of property, plant and equipment		-	-	21,316	17,614
Loss on disposal of intangible assets	19.1	-	-	34,309	17,707
		48,911	(65,076)	3,463,461	2,348,362

Decrease (increase) in assets
Trade accounts receivable		-	-	684,811	(952,839)
Dividends and interest on own capital received		1,164,179	1,568,129	44,332	50,315
CRC transferred to the Government of the State of Paraná	8.1	49,425	133,941	49,425	133,941
Judicial deposits		183,092	1,841	127,568	21,441
Net sectorial financial assets	9.3	-	-	223,666	-
Accounts receivable related to the concession extension		-	-	-	267,703
Other receivables		991	(602)	107,549	(174,849)
Inventories		-	-	(7,946)	14,671
Income tax and social contribution		27,232	(6,312)	(16,549)	(27,361)
Other current taxes recoverable		(162)	(14)	(15,342)	44,398
Prepaid expenses		-	34	4,182	(2,251)
Related Parties		(6,955)	(14,623)	-	(16,163)
		1,417,802	1,682,394	1,201,696	(640,994)

Increase (decrease) in liabilities
Payroll, social charges and accruals		(10,305)	1,551	2,930	(24,774)
Suppliers		(376)	3,632	(655,035)	34,949
Other taxes		(31,350)	(3,746)	(149,387)	275,892
Post-employment benefits	24.4	(1,501)	(4,925)	(130,555)	(122,995)
Customer charges due		-	-	(133,101)	371,697
Research and development and energy efficiency	26.2	-	-	(40,121)	(57,177)
Payable related to the concession	27.1	-	-	(633,145)	(41,199)
Other accounts payable		452	(1,814)	1,217	(3,031)
Provisions for legal claims	29.1.1	(1,573)	(152)	(76,888)	(143,039)
		(44,653)	(5,454)	(1,814,085)	290,323

CASH GENERATED BY OPERATING ACTIVITIES		1,422,060	1,611,864	2,851,072	1,997,691

Income tax and social contribution paid		-	(2,659)	(853,780)	(555,268)
Loans and financing - interest due and paid	22.4	(131,688)	(121,188)	(312,276)	(382,597)
Debentures - interest due and paid	23.2	(75,412)	(63,541)	(368,613)	(188,717)

NET CASH GENERATED IN OPERATING ACTIVITIES		1,214,960	1,424,476	1,316,403	871,109
(continued)

Statements of Cash Flows

for the nine-months periods ended September 30, 2016 and 2015

in thousands of Reais

	Note	Parent Company		Consolidated
		09.30.2016	09.30.2015	09.30.2016	09.30.2015

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		(10)	(12)	(19,711)	91,593
Loans and financing granted to third parties		(8,100)	(36,800)	-	(29,400)
Receipt of loans and financing granted to third parties		5,112	11,735	5,112	7,894
Additions in investments	17.1	(914,563)	(1,211,785)	(384,436)	(273,480)
Additions to property, plant and equipment		(155)	(72)	(938,629)	(707,302)
Customers contributions - property, plant and equipment		-	-	40	-
Additions to intangible assets	19.1	(119)	(159)	(683,059)	(735,923)
Customers contributions - intangible assets	19.1	-	-	108,472	184,239

NET CASH USED IN INVESTING ACTIVITIES		(917,835)	(1,237,093)	(1,912,211)	(1,462,379)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties		-	640,005	25,274	1,149,956
Issue of Debentures	23.2	-	-	1,322,965	1,008,633
Amortization of principal - loans and financing	22.4	(6,000)	(606,000)	(188,487)	(1,143,591)
Amortization of principal - debentures	23.2	-	-	(267,677)	(32,008)
Dividends and interest on own capital paid		(306,701)	(241,441)	(359,288)	(300,283)

NET CASH GENERATED FROM (USED IN) FINANCING ACTIVITIES		(312,701)	(207,436)	532,787	682,707

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		(15,576)	(20,053)	(63,021)	91,437

Cash and cash equivalents at the beginning of the period	5	25,653	34,862	1,480,727	740,131
Cash and cash equivalents at the end of the period	5	10,077	14,809	1,417,706	831,568

CHANGE IN CASH AND CASH EQUIVALENTS		(15,576)	(20,053)	(63,021)	91,437
Notes are an integral part of this quarterly information.

Statements of Value Added

for the nine-month periods ended September 30, 2016 and 2015

in thousands of Reais

VALUE ADDED TO DISTRIBUTE		Parent Company		Consolidated
	09.30.2016	09.30.2015	09.30.2016	09.30.2015
Income
Sale of energy, services and other income	-	-	16,049,798	16,562,800
Construction income	-	-	1,371,625	1,244,634
Sectorial financial assets and liabilities result	-	-	(1,190,132)	979,343
Other income	-	-	3,931	8,166
Allowance for doubtful debts	-	-	(127,622)	(188,110)
	-	-	16,107,600	18,606,833

( - ) Supplies acquired from third parties
Energy purchased for resale	-	-	3,752,604	5,429,790
Charges for use of the main transmission grid ( - ) ESS and ERR	-	-	520,810	521,028
Materials, supplies and third parties services	17,638	9,451	494,807	608,718
Natural gas and supplies for gas operations	-	-	192,960	769,683
Construction costs	-	-	1,233,171	1,084,387
Loss / Recovery of assets	-	253	39,020	85,748
Other supplies	(147,460)	39,778	156,947	380,149
	(129,822)	49,482	6,390,319	8,879,503

( = ) GROSS ADDED VALUE	129,822	(49,482)	9,717,281	9,727,330

( - ) Depreciation and amortization	873	4,364	532,108	503,355

( = ) NET ADDED VALUE	128,949	(53,846)	9,185,173	9,223,975

( + ) Transferred added value
Financial income	271,127	171,828	824,197	748,726
Results from investment interests	945,887	893,882	175,410	152,305
Other Income	-	-	75,664	64,761
	1,217,014	1,065,710	1,075,271	965,792

	1,345,963	1,011,864	10,260,444	10,189,767
(continued)

Statements of Value Added

for the nine-month periods ended September 30, 2016 and 2015

in thousands of Reais

DISTRIBUTION OF ADDED VALUE				Parent Company				Consolidated
	09.30.2016%		09.30.2015%		09.30.2016%		09.30.2015%
Personnel
Remuneration and fees	15,619		33,836		619,830		560,293
Private pension and health plans	4,170		6,102		208,111		202,057
Meal and education assistance	860		2,676		84,812		76,167
Social security charges - FGTS	1,216		2,648		48,976		44,113
Labor indemnities (reversals)	22		21		17,119		5,074
Profit sharing	345		985		34,520		28,549
Transfers to property, plant and equipment in progress	-		(38)		(34,565)		(44,934)
	22,232	1.7	46,230	4.6	978,803	9.5	871,319	8.6

Government
Federal
Tax	59,353		(31,857)		1,880,552		1,745,978
Sectorial charges	-		-		1,932,359		2,636,547
State	1		-		3,298,928		3,329,285
Municipal	78		42		5,848		7,391
	59,432	4.4	(31,815)	(3.1)	7,117,687	69.4	7,719,201	75.8

Third Parties
Interest	224,046		199,224		1,074,468		703,126
Leasing and rent	749		1,309		28,304		25,474
Donations, subsidies and contributions	155		-		3,569		7,208
	224,950	16.7	200,533	19.8	1,106,341	10.8	735,808	7.2

Shareholders
Non controlling interests	-		-		18,264		66,523
Retained profits	1,039,349		796,916		1,039,349		796,916
	1,039,349	77.2	796,916	78.7	1,057,613	10.3	863,439	8.4

	1,345,963	100.0	1,011,864	100.0	10,260,444	100.0	10,189,767	100.0
Notes are an integral part of this quarterly information.

NOTES TO THE FINANCIAL STATEMENTS

for the nine-month period ended September 30, 2016

in thousands of Reais

1         Operations

Companhia Paranaense de Energia (Copel, Company or Parent Company), with its principal place of business at Rua Coronel Dulcídio, 800, Curitiba - PR, a publicly-held mixed capital company controlled by the State of Paraná, whose shares are traded on Corporate Governance Level 1 of the Special Segments Listing of the BM&FBOVESPA - Securities, Commodities and Futures Exchange, on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, regulated by the Brazilian Electricity Regulatory Agency (Aneel), linked to the Ministry of Mines and Energy (MME), is to research, study, plan, build and explore the production, transformation, distribution and commercialization of energy in any of its forms, primarily electricity. Furthermore, Copel participates in consortiums and in private sector and mixed-capital companies for the purpose of engaging in activities, primarily in the fields of energy, telecommunications, natural gas and basic sanitation.

1.1        Copel’s Equity Interests

Copel has direct and indirect interests in subsidiaries (1.1.1), jointly-controlled entities (1.1.2), affiliates (1.1.3) and joint operations (1.1.4).

1.1.1       Subsidiaries

	Headquarters	Main activity	Interest
Subsidiaries			%	Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A.	Curitiba/PR	Distribution and marketing of electricity	100.0	Copel
Copel Telecomunicações S.A.	Curitiba/PR	Telecommunication and communication	100.0	Copel
Copel Renováveis S.A. (Copel REN)	Curitiba/PR	Control and management of interests	100.0	Copel
Copel Comercialização S.A. (Copel Energia)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária Ltda.	Curitiba/PR	Production of electricity from natural gas	20.0	Copel
			60.0	Copel GeT
São Bento Energia, Investimentos e Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from wind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from wind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Copel Brisa Potiguar S.A. (a)	Curitiba/PR	Control and management of interests	100.0	Copel REN
GE Olho D’Água S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A. (a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A. (a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A. (a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A. (a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A. (a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A. (a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A. (a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A. (a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A. (a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A. (a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A. (a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.(a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A. (a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia

(a) Pre-operating stage.

1.1.2       Joint-controlled entities

Joint ventures	Headquarters	Main activity	Interest
			%	Investor
Voltalia São Miguel do Gostoso I Participações S.A.	São Paulo/SP	Interests in companies	49.0	Copel
Paraná Gás Exploração e Produção S.A. (a)	Curitiba/PR	Exploration of natural gas	30.0	Copel
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	51.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	80.0	Copel GeT
Transmissora Sul Brasileira de Energia S.A.	Florianópolis/SC	Transmission of electricity	20.0	Copel GeT
Caiuá Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Matrinchã Transmissora de Energia (TP NORTE) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Guaraciaba Transmissora de Energia (TP SUL) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Paranaíba Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	24.5	Copel GeT
Mata de Santa Genebra Transmissão S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	50.1	Copel GeT
Cantareira Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Dominó Holdings S.A.	Curitiba/PR	Interest in sewage treatment	49.0	Copel Energia

(a) Pre-operating stage.

1.1.3       Affiliates

Associated companies	Headquarters	Main activity	Interest %
Cia. de Saneamento do Paraná - Sanepar (a)	Curitiba/PR	Basic sanitation	7.6252
Dona Francisca Energética S.A.	Agudo/RS	Electric Power	23.0303
Foz do Chopim Energética Ltda.	Curitiba/PR	Electric Power	35.77
Carbocampel S.A.	Figueira/PR	Coal exploration	49.0
Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda. (b)	Curitiba/PR	Electric Power	30.0
Copel Amec S/C Ltda. - em liquidação	Curitiba/PR	Services	48.0
Escoelectric Ltda. (c)	Curitiba/PR	Services	40.0
Sercomtel S.A. Telecomunicações (d)	Londrina/PR	Telecommunications	45.0
.

(a) Despite only having a direct 7.6252% interest in Sanepar, the Company has the ability to exercise significant influence through a shareholders agreement from Dominó Holdings. joint venture of its wholly owned subsidiary Copel Comercialização.

(b) Pre-operating stage.
(c) Extinct in April 2016.
(d) Investment reduced to zero due to the impairment tests.

1.1.4       Joint operations (consortiums)

Joint operations	Interest (%)	Other consortium members	Interest (%)
UHE Mauá	51.0	Eletrosul Centrais Elétricas S.A.	49.0
UHE Baixo Iguaçu (Note 18.5.1) (a)	30.0	Geração Céu Azul S.A (subsidiarie of Neoenergia S.A.)	70.0

2         Concessions and Authorizations

2.1        Concession/authorization agreements of Copel’s equity interests:

Copel		Interest %	Maturity
Concession agreement / authorization of the equity
Copel Distribuição	Contract 046/1999, extended by 5th addendum to the contratct	100	07.07.2045
Elejor	Contract 125/2001 - HPP Fundão and Santa Clara	70	05.28.2037
	Authorization - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002	70	12.18.2032
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	08.27.2033
Foz do Chopim	Authorization 114/2000 - SHP Arturo Andreoli	36	04.23.2030
UEG Araucária	Authorization 351/1999 - TTP Araucária (60% Copel GET)	20	12.22.2029
Compagás	Concession gas distribution contract	51	07.06.2024
Dois Saltos (a)	Authorization 5204/2015	30	04.22.2045
Paraná Gás (a)	PART-T-300_R12 4861-.0000.99/2014-00 - ANP	30	05.15.2045
Usina de Energia Eólica São João S.A. (b)	MME Ordinance 173 /2012 - WPP São João	49	03.25.2047
Usina de Energia Eólica Carnaúba S.A. (b)	MME Ordinance 204 /2012 - WPP Carnaúbas	49	04.08.2047
Usina de Energia Eólica Reduto S.A. (b)	MME Ordinance 230 /2012 - WPP Reduto	49	04.15.2047
Usina de Energia Eólica Santo Cristo S.A. (b)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.17.2047

(a) Building under construction.
(a) Subsidiaries of Voltália São Miguel do Gostoso I Participações S.A.

2.2        Concession/authorization agreements of Copel Geração e Transmissão and its equity interests:

Copel Geração e Transmissão		Interest %	Maturity
Generation concession 045/1999
TTP Figueira		100	03.26.2019
HPP Gov. Bento Munhoz da Rocha Neto (Foz do Areia)		100	09.17.2023
HPP São Jorge		100	12.03.2024
HPP Guaricana		100	08.16.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	11.15.2029
HPP Gov. José Richa (Salto Caxias)		100	05.04.2030

Authorization 278/1999 - UEE Palmas		100	09.28.2029

Dispatch 182/2002 - SHP Melissa, SHP Pitangui and SHP Salto do Vau (only register with ANEEL)		100	-

Generation Concession 001/2007 - HPP Mauá		51	07.02.2042

Generation concession 001/2011 - HPP Colíder (a)		100	01.16.2046

Ordinance 133/2011 - SHP Cavernoso II		100	02.27.2046

Use of Public Property Concession - 002/2012 - PP Baixo Iguaçu (a)		30	08.19.2047

Generation Concession - Use of Public Property - 007/2013
HPP Apucaraninha		100	10.12.2025
HPP Chaminé		100	08.16.2026
HPP Derivação do Rio Jordão		100	11.15.2029
HPP Cavernoso		100	01.07.2031

Generation concession 002/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.05.2046

In progress for homologation from ANEEL - HPP Marumbi		100	-

Authorization Aneel 5373/2015 - HPP Chopim I (only register with ANEEL)		100	-

Concession agreement / authorization of the equity
UEG Araucária	Authorization 351/1999 - TTP Araucária (20% - Copel)	60	12.22.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.24.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.30.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.30.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.26.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.07.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.08.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.08.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.27.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.19.2046
GE Olho D’Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	05.31.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.18.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste (a)	100	05.10.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste (a)	100	05.10.2050
Usina de Energia Eólica Jangada	Resolution 3.257/2011 - WPP GE Jangada (a)	100	01.04.2042
Maria Helena	Resolution 3.259/2011 - WPP GE Maria Helena (a)	100	01.04.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar (a)	100	05.10.2050
Usina de Energia Eólica Guajiru	Resolution 3.256/2011 - WPP Dreen Guajiru (a)	100	01.04.2042
Usina de Energia Eólica Cutia	Resolution 3.258/2011 - WPP Dreen Cutia (a)	100	01.04.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I (a)	100	08.03.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II (a)	100	08.03.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III (a)	100	08.03.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I (a)	100	08.03.2050
São MigueI lI	Ordinance 351/2015 - WPP São Miguel II (a)	100	08.03.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III (a)	100	08.03.2050

(a) Building under construction.

Copel Geração e Transmissão		Interest %	Maturity
Transmission lines and substations concession agreements
Contract 060/2001 (extended by 3rd addendum to the contratct) - Transmission facilities – several joint ventures		100	12.31.2042
Contract 075/2001 - Transmission line Bateias - Jaguariaíva		100	08.16.2031
Contract 006/2008 - Transmission line Bateias - Pilarzinho		100	03.16.2038
Contract 027/2009 - Transmission line Foz do Iguaçu - Cascavel Oeste		100	11.18.2039
Contract 010/2010 - Transmission line Araraquara 2 - Taubaté (a)		100	10.05.2040
Contract 015/2010 - Substation Cerquilho III		100	10.05.2040
Contract 022/2012 - Transmission line - Foz do Chopim - Salto Osorio C2; Transmission line 230 kV Londrina - Figueira		100	08.26.2042
Contract 002/2013 - Transmission line - Assis - Paraguaçu Paulista II; Substation 230/88 kV Paraguaçu Paulista II		100	02.24.2043
Contract 005/2014 - Transmission line - Bateias - Curitiba Norte (a); Substation 230/20138 kV Curitiba Norte		100	01.28.2044
Contract 021/2014 - Transmission line Foz do Chopim - Realeza (a); Substation Realeza 230/20138 kV - Pátio novo 230 kV (a)		100	09.04.2044
Contract 022/2014 - Transmission line Assis - Londrina (a)		100	09.04.2044
Contract 006/2016 - Transmission line 525kV Curitiba Leste - Blumenau C1 (a)		100	04.06.2046
Contract 006/2016 - Transmission line 230 kV Uberaba - Curitiba Centro C1 e C2 (Underground) (a)
Contract 006/2016 - Substation 230/138 kV Curitiba Centro (SF6) - 230/138 kV - 2 x ATF 150 MVA (a)
Contract 006/2016 - Substation 230/138 kV Medianeira (Pátio novo 230 kV) - 2 x 150 MVA (a)
Contract 006/2016 - Transmission line 230 kV Baixo Iguaçu - Realeza (a)
Contract 006/2016 - Substation 230/138 kV Andirá Leste - 2 x ATR 150 MVA (a)

Concession agreement / authorization of the equity
Costa Oeste Transmissora	Contract 001/2012 - Transmission line Cascavel Oeste - Umuarama; Substation Umuarama 230/20138 kV	51	01.11.2042
Transmissora Sul Brasileira	Contract 004/2012 - Transmission line Nova Santa Rita - Camaquã 3;	20	05.09.2042
	Transmission line 230 kV Camaquã 3 - Quinta; Transmission line 525 kV Salto Santiago - Itá;
	Transmission line 525 kV Itá - Nova Santa Rita; Substation Camaquã 3 230/69/2013,8 kV
Caiuá Transmissora	Contract 007/2012 - Transmission line Umuarama - Guaíra; Transmission line 230 kV Cascavel Oeste - Cascavel Norte;	49	05.09.2042
	Substation Santa Quitéria 230/69-13,8 Kv; Substation Cascavel Norte 230/20138-13,8 kV
Marumbi Transmissora	Contract 008/2012 - Transmission line Curitiba - Curitiba Leste; Substation Curitiba Leste 525/230 kV	80	05.09.2042
Integração Maranhense	Contract 011/2012 - Transmission line Açailândia - Miranda II	49	05.09.2042
Matrinchã Transmissora	Contract 012/2012 - Transmission line Paranaíta - Ribeirãozinho; Transmission line 500 kV Paranaíta - Cláudia;	49	05.09.2042
	Substation Cláudia 500 kV; Transmission line 500 kV Cláudia - Paranatinga; Substation Paranatinga 500 kV;
	Transmission line 500 kV Paranatinga - Ribeirãozinho
Guaraciaba Transmissora	Contract 013/2012 - Transmission line Ribeirãozinho - Marimbondo II;	49	05.09.2042
	Transmission line 500 kV Ribeirãozinho - Rio Verde Norte; Transmission line 500 Rio Verde Norte - Marimbondo II;
	Sectioning of Transmission lines 500 kV Marimbondo - Araraquara, at Substation Marimbondo II;
	Substation Marimbondo II 500 kV
Paranaíba Transmissora	Contract 007/2013 - Transmission line - T 500 kV Barreiras II - Rio das Éguas (a);	24.5	05.01.2043
	Transmission line 500 kV Rio Das Éguas - Luziânia (a); Transmission line 500 kV Luziânia - Pirapora 2 (a)
Mata de Santa Genebra	Contract 001/2014 - Transmission line - Itatiba - Bateias (a); Transmission line 500 kV Itatiba - Bateias (a);	50.1	05.13.2044
	Transmission line 500 kV Araraquara 2 - Itatiba (a); Transmission line 500 kV Araraquara 2 - Fernão Dias (a);
	Substation Santa Bárbara D'Oeste 440 kV (a); Substation Itatiba 500 kV (a);
	Substation 500/440 kV Fernão Dias (a)
Cantareira Transmissora	Contract 019/2014 - Transmission line - Estreito - Fernão Dias (a)	49	09.04.2044

(a) Buildings under construction.

3         Basis of Preparation

3.1        Declaration of compliance

The quarterly information consists of the individual financial information of the parent company and consolidated financial information prepared in accordance with the International Financial Reporting Standards - IFRS), issued by the International Accounting Standards Board - IASB and also in accordance with the accounting practices adopted in Brazil, which include the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee - CPC, approved by the Brazilian Securities Commission - CVM and by the Federal Accounting Council - CFC.

The quarterly information is being presented bearing in mind the provisions of CPC 21 (R1) and IAS 34 – Interim Information. Consequently, certain information shown in the notes to the financial statements for the year ended December 31, 2015 and which was not subject to modification in the first nine months of 2016, is not shown. Therefore, this quarterly information should be read together with the financial statements as at December 31, 2015, available on the sites of the CVM and Copel.

Management warrants that all proprietary material information shown in the individual and consolidated quarterly information, and it alone, is being evidenced, and that it corresponds to that used in managing the company.

Authorization to issue the quarterly information was given by the Executive Board on November 8, 2016.

3.2        Functional and presentation currency

The quarterly information is shown in Reais, which is the Company’s functional currency. The financial information has been rounded up to the nearest thousand, unless otherwise indicated.

3.3        Measurement base

The quarterly information was prepared based on historical cost, with the exception of the following material items recognized in the statement of financial position:

•         non-derivative financial instruments shown at fair value through income, which are measured at fair value;

•         financial assets available for sale, which are measured at fair value;

•         investments in subsidiaries (in the parent company’s individual financial statements), in jointly-controlled entities and in affiliates, which are measured at the equity method; and

•         The net amount of the pension plan liability, which is recognized at the present value of the actuarial obligation, calculated by a hired actuary, minus the fair value of the plan’s assets.

3.4        Use of estimates and judgments

In preparing this quarterly information, the management used judgments, estimates and assumptions that affect how the accounting policies are applied and the reported amounts of the assets, liabilities, revenues and expenses of Copel and its subsidiaries. The actual results may differ from these estimates.

The estimates and assumptions are continually revised. The revised estimates are recognized on a prospective basis.

Information about the use of estimates and judgments involving the application of the accounting policies adopted that represent effects on the amounts recognized in the quarterly information are the same as those disclosed in Note 3.4 to the financial statements as of December 31, 2015.

4         Significant Accounting Policies

The Company’s accounting policies are consistent with those shown in Note 4 to the financial statements as of December 31, 2015.

5         Cash and Cash Equivalents

		Parent Company		Consolidated
	09.30.2016	12.31.2015	09.30.2016	12.31.2015
Cash and bank accounts	1,104	126	216,347	167,724
Financial investments with immediate liquidity	8,973	25,527	1,201,359	1,313,003
	10,077	25,653	1,417,706	1,480,727

The financial investments of the Company and its subsidiaries refer to Bank Deposit Certificates - CDBs and repo transactions characterized by the sale of securities with a commitment by the seller (Bank) to repurchase them from the buyer for re-sale in the future. The average remuneration on the investments is the variance in the Interbank Deposit Certificate (CDI) rate.

6         Bonds and Securities

			Consolidated
Category	Index	09.30.2016	12.31.2015
Securities available for sale
Committed Operation	Fixed rate	51,257	48,085
Committed Operation	CDI (a)	1,204	-
Quotas in Funds	CDI	91,333	64,368
Bank Deposit Certificates - CDB	CDI	49,285	45,996
Financial Treasury Bills - LFT	Selic (b)	1,429	2,623
Quotas in Funds	CDI	113	105
		194,621	161,177
Securities held for trading
Multimarket Fund	CDI	159,242	111,760
Committed Operation	Fixed rate	99,671	88,594
Financial Bills	CDI	49,777	26,025
Quotas in Funds	CDI	12,839	100,282
Time Deposits with Special Guarantee from the Credit
Guarantee Fund (FGC) - DPGE	CDI	4,851	4,515
National Treasury Bills - LTN	Selic	3,023	2,563
Housing credit	CDI	2,316	2,316
Treasury	-	118	157
Debentures	CDI	7	2
		331,844	336,214
		526,465	497,391
	Current	337,224	406,274
	Noncurrent	189,241	91,117
(a) Interbank Deposit Certificate - CDI
(b) Interest rate equivalent to the reference rate of the Special System for Settlement and Custody - Selic

Copel and its subsidiaries hold securities that pay variable interest rates. The term of these securities varies from 1 to 60 months, as from the end of the reporting period. None of these assets has matured or presents problems with impairment at the close of the first nine months of 2016.

7         Customers

Consolidated	Balances	Overdue	Overdue for	Total	Total
	falling due	up to 90 days	more than 90 days	09.30.2016	12.31.2015
Customers
Residential	234,515	166,622	61,506	462,643	593,803
Industrial	185,396	49,601	62,344	297,341	386,777
Commercial	164,916	43,603	33,630	242,149	377,310
Rural	37,646	17,219	8,937	63,802	81,772
Public Entities	29,734	11,844	18,751	60,329	66,919
Public lighting	28,334	96	122	28,552	40,599
Public service	29,891	909	1,683	32,483	42,985
Unbilled	335,770	-	-	335,770	648,455
Energy installments plan (7.1)	138,257	19,040	31,596	188,893	130,589
Low income subsidy - Eletrobras	11,572	-	-	11,572	12,351
Other receivables	34,317	28,126	92,617	155,060	141,481
	1,230,348	337,060	311,186	1,878,594	2,523,041
Concessionaires and Permission holder
Energy supplies
Energy purchase agreements in the
regulated market - CCEAR	107,829	26,297	6,281	140,407	147,809
Bilateral contracts	111,721	2,077	434	114,232	94,961
CCEE (7.2)	148,720	20,804	181,646	351,170	434,523
Unbilled	25,460	-	-	25,460	49,431
Quota system and Reimbursement to generators	13,360	1,565	3,156	18,081	4,158
	407,090	50,743	191,517	649,350	730,882
Charges from using transmission grid	77,173	3,214	7,414	87,801	83,171
.				-
Telecommunications	13,403	12,383	44,581	70,367	49,766
.				-
Gas distribution	42,786	2,196	2,574	47,556	60,715
.				-
Allowance for doubtful accounts (7.3)	-	-	(331,662)	(331,662)	(339,686)
	1,770,800	405,596	225,610	2,402,006	3,107,889
Current				2,298,685	3,032,827
Noncurrent				103,321	75,062

7.1        Payment of debits under installment plans

The balances of debit installment plans are at present value, bearing in mind the amount to be discounted, the realization dates, the settlement dates and the discount rate, which ranges from 0.24% to 3.60%.

7.2        CCEE

Of the balance shown, the most significant amount is R$197,480 which refers to Copel Geração e Transmissão, of which R$181,560 derives from energy sales to be reprocessed by the Electricity Trading Chamber – CCEE, from January to May 2015, as a result of a request to Aneel to exclude responsibility in the delivery of energy to fulfill the commercialization contracts of Colíder HPP (Note 18.4). The Company is currently awaiting the judgement of the request for reconsideration of Aneel Order 1580, of June 14, 2016, which established that the implementation schedule and the energy supply schedules related to the plant should remain unchanged.

7.3        Allowance for doubtful acccounts (PCLD)

Consolidated	Balance as of		Reversal	Balance as of
	January 1, 2016	Additions	of write offs	September 30, 2016
Customers
Residential	104,167	60,932	(87,352)	77,747
Industrial	42,176	19,795	(18,985)	42,986
Commercial	48,385	37,808	(26,634)	59,559
Rural	1,827	2,402	(2,536)	1,693
Public Entities	10,651	1,474	(75)	12,050
Public lighting	81	13	-	94
Public service	607	313	-	920
	207,894	122,737	(135,582)	195,049
Concessionaries and permission holder
CCEE (7.3.1)	119,665	-	-	119,665
Concessionaries and permission holder	10,141	1,758	-	11,899
	129,806	1,758	-	131,564
Telecommunications	191	1,732	-	1,923
Gas distribution	1,795	1,385	(54)	3,126
	339,686	127,612	(135,636)	331,662

7.3.1       CCEE

In 2015, a PCLD of R$119,665 was recorded referring to the differences between the selling price of energy under the commercialization contracts of Colíder HPP and the Difference Settlement Price – PLD – negotiated with the CCEE. The Company is awaiting a definition by Aneel regarding the request for review of the schedule for this plant to come on stream, so as to possibly reverse this provision.

8         CRC Transfer to the State of Paraná

Under the fourth addendum signed on January 21, 2015, the Company renegotiated with the State Government of Paraná, the balance at December 31, 2004 of the Income Accounts to be Offset - CRC, of R$1,197,404, in 244 installments recalculated using the price amortization system, restated using the General Price Index – Internal Availability - IGP-DI, plus interest of 6.65% p.a., which are received on a monthly basis, the first installment maturing on January 30, 2005, and the others in subsequent and consecutive maturity dates.

As per the request of the Paraná State Government, approved by the Company’s Board of Directors, the Novation of the CRC Agreement Amendment is under way, comprising, between April and December 2016, a grace period for all payments and, between January and December 2017, a grace period for the principal amount only, without any real loss of the total amount of the agreement, maintaining its net present value. The other clauses in the agreement will be maintained.

Amortizations are guaranteed by dividends.

8.1        Changes to the CRC

Parent Company and Consolidated	Current	Noncurrent	Total
Balance as of January 1, 2016	111,663	1,271,579	1,383,242
Interest	43,917	21,288	65,205
Monetary variations	1,555	76,041	77,596
Transfers	60,559	(60,559)	-
Transfers due to novation	(168,269)	168,269	-
Amortizations	(49,425)	-	(49,425)
Balance as of September 30, 2016	-	1,476,618	1,476,618

8.2        Maturity dates of the long-term installments

Parent Company and Consolidated	09.30.2016
2018	162,729
2019	173,552
2020	185,094
2021	197,403
2022	210,532
After 2022	547,308
1,476,618

9         Sectorial Financial Assets and Liabilities

The Sectorial Financial Assets and Liabilities refer to the Portion A Cost Variation Account (CVA) and other financial components representing the non-manageable costs in the tariff cycle without proper tariff cover. These account balances represent the positive and negative variance between the amounts projected in the tariff and actual amounts, and are restated using an index determined by the Aneel and transferred in the next tariff adjustment.

9.1        Breakdown of the balances of sectorial financial assets

Consolidated	Current		Noncurrent
	09.30.2016	12.31.2015	09.30.2016	12.31.2015
Sectorial financial assets - Electricity rate adjustment
recoverable 2015
Portion A
Charges for using the transmission system - basic grid	-	69,781	-	-
Electricity purchased for resale - Itaipu	-	-	-	-
ESS	-	(200,644)	-	-
CDE	-	171,008	-
Proinfa	-	(1,185)	-	-
CVA Energ	-	365,276	-	-
Transport of energy purchased from Itaipu	-	2,859	-	-
Other financial components	-	-	-	-
Deferral IRT 2013	-	143,624	-	-
Deferral IRT 2014	-	324,003	-	-
Extraordinary Tariff Review	-	(179,763)	-	-
Overcontracting	-	78,778	-	-
Neutrality	-	(7,888)	-	-
Financial exposure	-	9,922	-	-
Guarantees	-	84	-	-
	-	775,855	-	-
Sectorial financial assets - Electricity rate adjustment
recoverable 2016
Portion A
Charges for using the transmission system - basic grid	-	3,615	-	3,615
Electricity purchased for resale - Itaipu	-	349,704	-	349,704
ESS	-	(69,255)	-	(69,255)
CDE	-	231,052	-	231,052
Proinfa	-	(40)	-	(40)
CVA Energ	-	(190,070)	-	(190,071)
Transport of energy purchased from Itaipu	-	2,432	-	2,432
Other financial components
Extraordinary Tariff Review	-	(264,423)	-	(264,423)
Overcontracting	-	20,999	-	20,999
Neutrality	-	36,266	-	36,266
Abrace	-	10,228	-	10,228
Financial exposure	-	4,396	-	4,396
	-	134,904	-	134,903
	-	910,759	-	134,903

9.2        Breakdown of the sectorial financial liabilities

Consolidated	Current		Noncurrent
	09.30.2016	12.31.2015	09.30.2016	12.31.2015
Sectorial financial liabilities - Electricity rate adjustment recoverable 2016
Portion A
Charges for using the transmission system - basic grid	102	-	-	-
Electricity purchased for resale - Itaipu	(539,152)	-	-	-
ESS	99,898	-	-	-
CDE	(221,962)	-	-	-
Proinfa	(23,075)	-	-	-
CVA Energ	484,810	-	-	-
Transport of energy purchased from Itaipu	(5,715)	-	-	-
Other financial components
Overcontracting	7,289	-	-	-
Extraordinary Tariff Review	391,236	-	-	-
Neutrality	(61,667)	-	-	-
Financial exposure	24,704	-	-	-
Others	(228)	-	-	-
	156,240	-	-	-
Sectorial financial liabilities - Electricity rate adjustment recoverable 2017
Portion A
Charges for using the transmission system - basic grid	(107)	-	(322)	-
Electricity purchased for resale - Itaipu	(9,277)	-	(27,832)	-
ESS	27,256	-	81,769	-
CDE	14,537	-	43,612	-
Proinfa	(300)	-	(901)	-
CVA Energ	64,825	-	194,478	-
Transport of energy purchased from Itaipu	(687)	-	(2,058)	-
Financial components
Overcontracting	(37,546)	-	(112,638)	-
Neutrality	(21,539)	-	(64,619)	-
	37,162	-	111,489	-
Sectorial financial liabilities - Tariff Review 2021
Financial components
Tariff returns	-	-	53,716	-
	-	-	53,716	-
	193,402	-	165,205	-

9.3        Changes to the net sectorial financial assets and liabilities

		Operating revenues		Financial results
	Balance as of					Balance as of
	January 1, 2016	Constitution	Amortization	Updating	Rate flags	September 30, 2016
Portion A
Charges for using the transmission system - basic grid	77,011	(8,292)	(74,351)	5,959	-	327
Electricity purchased for resale - Itaipu	699,408	30,723	(212,619)	58,749	-	576,261
ESS	(339,154)	(29,690)	255,010	(25,025)	(70,064)	(208,923)
CDE	633,112	(235,438)	(269,800)	35,939	-	163,813
Proinfa	(1,265)	31,528	(7,825)	1,838	-	24,276
CVA Energ	(14,865)	(339,939)	(207,370)	(28,337)	(153,602)	(744,113)
Transport of energy purchased f rom Itaipu	7,723	5,236	(5,302)	803	-	8,460
Other financial components
Overcontracting	120,776	109,453	(76,090)	(11,244)	-	142,895
Deferral IRT	467,627	-	(467,627)	-	-	-
Extraordinary Tariff Review	(708,609)	21,541	324,059	(28,227)	-	(391,236)
Neutrality	64,644	94,483	(14,856)	3,554	-	147,825
Abrace	20,456	(19,808)	-	(648)	-	-
Financial exposure	18,714	(42,000)	(811)	(607)	-	(24,704)
Tariff returns (9.3.1)	-	(50,589)	-	(3,127)	-	(53,716)
Others	84	410	(168)	(98)	-	228
	1,045,662	(432,382)	(757,750)	9,529	(223,666)	(358,607)

9.3.1       Tariff rebates

Aneel, through Order 245 of January 28, 2016, ruled that the new amounts arising from Excess Demand and Reactive Surplus must be appropriated to Sectorial Financial Liabilities commencing January 1, 2016, restated on a monthly basis by the Selic interest rate.

10      Accounts Receivable Related to the Concession

10.1      Changes to the concession-related accounts receivable

		Noncurrent
			Special
	Current	Assets	liabilities	Consolidated
Balance as of January 1, 2016	9,162	1,434,161	(75,710)	1,367,613
Bonus from the grant (10.2)
Bonus from the grant recognition	-	574,827	-	574,827
Transfers from current to noncurrent	70,395	(70,395)	-	-
Remuneration	-	77,578	-	77,578
Amortizations	(63,678)	-	-	(63,678)
Transmission and Distribution Contracts
Capitalization of intangible assets in progress (Note 19.1)	-	37,403	-	37,403
Transfers to intagible - Extension of Copel Distribuição’s Concession (Note 19.1)	-	2,230	-	2,230
Transfers from current to noncurrent	44,568	(44,568)	-	-
Transfers to electricity grid use charges - customers	(42,862)	-	-	(42,862)
Transfer to property, plant and equipment	-	(2,206)	-	(2,206)
Transfers to intagible	-	(150)	-	(150)
Monetary variations (Note 33)	-	129,311	-	129,311
Remuneration	-	86,171	(1,305)	84,866
Construction income	-	286,263	-	286,263
Loss on disposal	-	(55)	-	(55)
Remeasurement of the cash flow of the assets RBSE (10.3)	-	771,332	-	771,332
Transfer from accounts receivable related to the concession
compensation - recognition RBSE (10.3)	-	160,217	-	160,217
Transfers from property, plant and equipment - recognition RBSE (10.3)	-	155,369	-	155,369
Recognition of RBSE + RBNI evaluation report (indemnified) (10.3)	-	61,760	-	61,760
Recognition RBSE – Financial Assets	-	(61,760)	-	(61,760)
Balance as of September 30, 2016	17,585	3,597,488	(77,015)	3,538,058

10.2      Bonus from the grant of concession agreements under the quota system

On January 5, 2016, Copel Geração e Transmissão entered into a 30-year concession agreement under the system of allocation of quotas of its physical guarantee of energy and power, in accordance with Law 12783/2013, with payment of the Bonus from the Grant - BO, amounting to R$574,827, stipulated by Resolution 2 the National Energy Policy Council - CNPE, dated September 18, 2015 and in the Aneel Invitation to Bid 12/2015.

The granting authority auctioned the grant of the concession by contracting of electricity generation services, at the lowest sum total of the cost of the Generation Assets Management - GAG and the Return on the Bonus from the Grant - RBO, which comprise the Copel Geração e Transmissão’s remuneration, referred to as Annual Generation Revenue - RAG.

Copel Geração e Transmissão has classified the amount receivable of the Bonus from the Grant as a financial asset by virtue of it being a receivable tied to the concession agreement, consisting of the Return on the Bonus from the Grant, assured by the granting authority for the duration of the concession and with no demand risk. This asset has no active market and its cash flow is fixed and ascertainable; therefore, it has been classified as “loans and receivables”, initially estimated based on the respective fair value and subsequently measured at amortized cost, calculated using the effective interest rate method.

10.3      Remeasurement of RBSE financial assets

Copel Geração e Transmissão extended concession agreement 060/2001, pursuant to Law 12783/2013.

Regarding the amounts receivable for part of the electricity transmission assets of the Existing Basic Network System (RBSE) and for the connecting facilities and Other Transmission Facilities (RPC) prior to May 2000, on March 31, 2015, Copel Geração e Transmissão filed a valuation report for these assets with Aneel in the amount of R$882,300 on December 31, 2012, which is pending approval.

On April 20, 2016, MME Ordinance 120 was published, determining that the amounts of assets arising from electricity transmission infrastructure construction exclusively related to these not yet depreciated and/or amortized assets, shall comprise the Regulatory Remuneration Base (BRR) for electricity transmission concessionaires as of the 2017 tariff review process, in order to define the new Annual Permitted Revenue (APR). The Ordinance addressed issues related to updating, remunerating and period for receiving the amounts, which are under process of regulatory process by Aneel, by means of Public Hearing 068/2016.

On June 30, 2016, the Company recorded R$1,355,123, based on its best estimate.

In October 2016, Aneel presented its new notes which, according to its own interpretation, reduce the amount receivable. The Company remeasured its cash flow, thus reducing the asset balance by R$206,445 compared with June 30, 2016, to R$1,148,678, with a corresponding entry in operating revenue. However, in the exercise of its right to adversarial proceedings, the Company will file its defense within the legal term granted by said agency.

10.4      Commitments involving transmission concessions

Commitments assumed with suppliers of equipment and services referring to the following projects:

Transmission Lines and Substations	Balance
Contract 010/2010 - Transmission Line Araraquara 2 - Taubaté	274,575
Contract 005/2014 - TL 230 kV Bateias - Curitiba Norte and SE 230 kV Curitiba Norte	39,382
Contract 021/2014 - TL 230 kV Foz do Chopim Realeza Sul and SE 230 kV Realeza Sul	96,613
Contract 022/2014 - TL 500 kV Londrina - Assis	190,453
Contract 006/2016 - TL 500kV Blumenau - Curitiba Leste	-
SE 230 kV Medianeira Norte and TL 230 kV SE B. Iguaçu - Realeza Sul
SE 230 kV Curitiba Centro and TL 230kV Curitiba Centro - Uberaba
SE 230 kV Andirá Leste and secc LT 230 kV Assis - Salto Grande

11      Accounts Receivable related to the Concession Compensation

Consolidated	Noncurrent
Balance as of January 1, 2016	219,556
Transfer to accounts receivable related to the concession (Note 10)	(160,217)
Balance as of September 30, 2016	59,339

The balance recorded on September 30, 2016 refers to generation assets, and as a result of the expiry of the Rio dos Patos SPP, GPS and Mourão I HPP concessions. Copel Geração e Transmissão depreciated the plants up to the expiry dates of the concessions, and reclassified them to Accounts Receivable Related to Concession Compensation at the residual book value in Property, Plant and Equipment. Copel Geração e Transmissão assessed these assets and, although the Granting Authority has not yet disclosed the means of remunerating these assets and there are uncertainties as to approval or ratification of investments made in this respect, Management believes that compensation for these assets indicates the recoverability of the recorded balance.

Copel Geração e Transmissão submitted to Aneel, in a timely manner, its interest in receiving the amount recoverable. Proof of having made the respective investments was formalized with the regulatory agency on December 17, 2015. The new replacement value methodology was used to prepare the information, as defined in Aneel Normative Resolution 596/2013.

Of the balances on December 31, 2015, the amounts receivable from energy transmission assets of the RBSE and connection facilities and other transmission facilities (RPC) were reclassified to Accounts Receivable Related to the Concession, as a result of the recognition of the effects of MME Ordinance 120, as described in Note 10.3.

12      Other Current Receivables

.		Parent Company		Consolidated
	09.30.2016	12.31.2015	09.30.2016	12.31.2015
Services in progress (a)	11,016	11,013	153,109	128,336
Decommissioning in progress	-	-	42,317	31,159
CDE Transfer (12.1)	-	-	37,176	119,010
Advance payments to employees	808	1,798	34,202	24,660
Advance payments to suppliers (b)	-	5	22,471	95,765
Advance for severance estate	-	-	18,729	20,277
Other receivables	203	202	71,854	87,296
	12,027	13,018	379,858	506,503
Current	12,027	13,018	336,150	474,889
Noncurrent	-	-	43,708	31,614
(a) This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose.
(b) Refers to advances to suppliers provided on contractual clauses.

12.1      CDE Transfer

The purposes of the CDE (Note 31.5.1) include providing resources for subsidizing the discounts applied to the tariffs for use of the electricity distribution systems.

The amount transferred to Copel Distribuição between June 2015 and May 2016, ratified by Aneel resolutions 1858/2015 and 1897/2015, was amended by resolution 2094 of June 21, 2016, which ratified the result of Copel Distribuição’s fourth Periodic Tariff Review.

The balance at December 31, 2015 refers to the portions of October and December 2015, received in 2016, while the balance of September 30, 2016 refers to the amounts receivable in 2016. On October 17, 2016, a total of R$25,505 was received.

13      Taxes

13.1      Income tax and social contribution

.		Parent Company		Consolidated
	09.30.2016	12.31.2015	09.30.2016	12.31.2015
Current assets
IR and CSLL paid in advance	56,777	174,987	671,380	517,206
IR and CSLL to be offset against liability	-	(20,910)	(531,572)	(322,962)
	56,777	154,077	139,808	194,244
Noncurrent assets
IR and CSLL paid in advance	149,212	79,144	165,671	94,686
	149,212	79,144	165,671	94,686
Current liabilities
IR and CSLL due	-	-	629,167	613,278
IR and CSLL to be offset against asset	-	-	(531,394)	(301,362)
	-	-	97,773	311,916

13.2      Deferred income tax and social contribution

Parent Company			Recognized
			in other
	Balance as of	Recognized	comprehensive	Balance as of
	January 1, 2016	in income	income	September 30, 2016
Noncurrent assets
Provisions for legal claims	98,779	(60,516)	-	38,263
Amortization - concession	18,918	286	-	19,204
Tax losses and negative tax basis	6,050	6,159	-	12,209
Provision for financing	3,457	-	-	3,457
Others	8,945	(1,844)	-	7,101
	136,149	(55,915)	-	80,234
(-) Noncurrent liabilities
Provisions for negative goodwill	25,297	-	-	25,297
CPC 38 effects - financial instruments	5,850	-	194	6,044
CPC 08 effects - transaction costs	4,083	(1,772)	-	2,311
	35,230	(1,772)	194	33,652
Net	100,919	(54,143)	(194)	46,582

.
Consolidated			Recognized
			in other
	Balance as of	Recognized	comprehensive	Balance as of
	January 1, 2016	in income	income	September 30, 2016
Noncurrent assets
Provisions for legal claims	456,316	(3,648)	-	452,668
Private pension and health plans	256,071	22,096	-	278,167
CPC 01 effects - impairment of assets	252,026	4,917	-	256,943
Provision of Research and Development	116,671	23,483	-	140,154
Allowance for doubtful accounts	125,941	(5,143)	-	120,798
Provision for energy purchases	184,471	(71,738)	-	112,733
Amortization - concession	39,539	3,444	-	42,983
Social security contributions - injunction on judicial deposit	36,758	3,572	-	40,330
ICPC 01 effects - concession contracts	38,009	(11,478)	-	26,531
Provision for tax losses	17,426	(1,594)	-	15,832
CPC 38 effects - financial instruments	6,316	8,888	-	15,204
Provision for profit sharing	25,825	(15,040)	-	10,785
Tax losses and negative tax basis	6,050	6,159	-	12,209
Receivement injunction GSF	41,308	(41,308)	-	-
Rate flag	16,486	(16,486)	-	-
Others	39,970	5,548	-	45,518
	1,659,183	(88,328)	-	1,570,855
(-) Noncurrent liabilities
CPC 27 effects - deemed cost	539,190	(43,851)	-	495,339
ICPC 01 effects - concession contracts	91,126	334,933	-	426,059
CPC 33 ef fects - employee benef its	56,700	-	-	56,700
Provisions for negative goodwill	25,297	-	-	25,297
Deferment of capital gains	11,320	-	-	11,320
CPC 38 effects - financial instruments	5,849	-	194	6,043
Capitalization of financial charges	5,357	-	-	5,357
Sectoral financial assets	355,525	(355,525)	-	-
Others	31,471	2,315	-	33,786
	1,121,835	(62,128)	194	1,059,901
Net	537,348	(26,200)	(194)	510,954
Assets presented in the Statement of Financial Position	537,562			723,125
(-) Liabilities presented in the Statement of Financial Position	(214)			(212,171)
Net	537,348			510,954

13.3      Other taxes recoverable and payable

.		Parent Company		Consolidated
	09.30.2016	12.31.2015	09.30.2016	12.31.2015
Current assets
Recoverable ICMS (VAT)	-	-	78,768	66,475
Recoverable PIS/Pasep and Cofins taxes	162	30	55,390	76,810
PIS/Pasep and Cofins to be offset against liabilities	-	(30)	(53,071)	(73,162)
Other recoverable taxes	-	-	575	602
	162	-	81,662	70,725
Noncurrent assets
Recoverable ICMS (VAT)	-	-	32,316	20,386
PIS/Pasep and Cofins taxes	-	-	62,694	59,209
Other recoverable taxes	15	15	33,308	33,307
	15	15	128,318	112,902
Current liabilities
ICMS (VAT) payable	4	-	113,305	143,561
PIS/Pasep and Cofins payable	457	32,578	81,455	163,840
PIS/Pasep and Cofins to be offset against assets	-	(30)	(53,071)	(73,162)
IRRF on JSCP	-	20,910	-	71,662
IRRF on JSCP to be offset against IR and CSLL assets	-	(20,910)	(178)	(21,600)
Ordinary financing of taxes with the federal tax authorities	-	-	58,098	45,586
Other taxes	626	69	11,696	11,061
	1,087	32,617	211,305	340,948
Noncurrent liabilities
Social security contributions - injunction on judicial deposit	1,646	1,466	118,859	108,278
Ordinary financing of taxes with the federal tax authorities	-	-	116,197	148,153
Other taxes	-	-	2,473	842
	1,646	1,466	237,529	257,273

13.4      Reconciliation of the provision for income tax and social contribution

.		Parent Company		Consolidated

	09.30.2016	12.31.2015	09.30.2016	12.31.2015
Income before IRPJ and CSLL	1,093,492	751,989	1,723,450	1,278,175
IRPJ and CSLL (34%)	(371,787)	(255,676)	(585,973)	(434,580)
Tax effects on:
Equity in income	317,191	300,395	52,688	46,555
Dividends	523	238	523	238
Non deductible expenses	(70)	(30)	(8,694)	(3,080)
Tax incentives	-	-	11,098	2,131
Unrecognized income and social contribution tax loss carry-forwards	-	-	(28,665)	369
Difference between the calculation bases of deemed profit and taxable profit	-	-	10,255	(32,812)
Others	-	-	(117,069)	6,443
Current IRPJ and CSLL	-	(217)	(639,637)	(571,855)
Deferred IRPJ and CSLL	(54,143)	45,144	(26,200)	157,119
Effective rate - %	5.0%	-6.0%	38.6%	32.4%

14      Prepaid Expenses

Consolidated	09.30.2016	12.31.2015
Risk premium - GSF renegotiation (14.1)	49,078	48,653
Others	21,515	26,122
	70,593	74,775
Current	41,126	49,282
Noncurrent	29,467	25,493

14.1      Risk Premium – GSF (Generation Scaling Factor) Renegotiation

The balances of the assets and liabilities of the renegotiation of the hydrologic risk are shown as follows:

Consolidated	Balance as of			Balance as of
	January 1, 2016	Amortization	Transfers	September 30, 2016
Risk premium - current asset	23,313	(24,510)	20,961	19,764
Risk premium - noncurrent asset	25,340	-	3,974	29,314
Intangible	30,807	(2,829)	26,872	54,850
Liability deduction with CCEE	55,160	(3,353)	(51,807)	-
	134,620	(30,692)	-	103,928
Risk premium to be amortized	76,171			51,661
Grant extension period	58,449			52,267

15      Related Parties

.		Parent Company		Consolidated
	09.30.2016	12.31.2015	09.30.2016	12.31.2015
Controlling shareholders
State of Paraná (15.1)	167,566	167,566	187,048	187,048

Subsidiaries
Copel Distribuição (15.2)	88,839	104,434	-	-
Copel Telecomunicações (15.3)	8,192	-	-	-
Copel Renováveis - structure sharing	5,124	312	-	-
Copel Comercialização - structure sharing	1,564	135	-	-
Copel Geração e Transmissão - reimbursement	13	-	-	-
Copel Distribuição - reimbursement	702	-	-	-

Joint Ventures
Voltalia São Miguel do Gostoso (15.4)	24,033	25,237	24,033	25,237
	296,033	297,684	211,081	212,285
Current	39,627	447	43,515	19,482
Noncurrent	256,406	297,237	167,566	192,803

15.1      State of Paraná

15.1.1     Credit referring to the Luz Fraterna Program, R$153,300

Transfers of credit rights from Copel Distribuição’s Luz Fraterna account to Copel were suspended as of the second half of 2015, taking into account Decree 2789 of November 13, 2015, which created the possibility of using presumed ICMS credits to liquidate the invoices involving this program. Additionally, State Law 18875 of September 27, 2016 authorized the State of Paraná to pay in installments the unpaid overdue debits with Copel, related to services provided until the publication date of said Law.

15.1.2     Credit referring to projects of the 2014 FIFA World Cup Finals, R$14,266

The 2119th Executive Board Meeting of July 28, 2014 approved the transfer of credit rights involving mobility projects for the 2014 FIFA World Cup concluded by Copel Distribuição under the responsibility of the State of Paraná.

Aneel Order 4483/2015, endorsed the operation, which led to the signing of a Credit Assignment Instrument transferring the rights from Copel Distribuição to Copel.

Law 18875 of September 27, 2016 authorized the State of Paraná to pay in installments the unpaid overdue debits with Copel, related to services provided until the publication date of said Law.

15.1.3     Credit referring to the Morar Bem Program, R$19,482

The Morar Bem Program in Paraná, created by Decree 2845/2011, is an arrangement between the State of Paraná, Companhia de Habitação do Paraná – Cohapar (the State Housing Company) and Copel Distribuição, under the management of Cohapar. Copel’s primary responsibilities under the arrangement involve the construction of electricity distribution networks and service entrances of the consumer units in the housing estates.

15.2      Copel Distribuição - Financing transferred - STN

The Company transferred loans and financing to its wholly-owned subsidiaries when they were founded in 2001. Nevertheless, as the agreements on the transfers to the respective subsidiaries were not subject to formalization with the financial institutions, these commitments are also recorded at the parent company.

The balance with Copel Distribuição refers to STN financing STN transferred with the same levy of charges borne by the Company and shown as obligations for loans and financing at Copel Distribuição (Note 22).

15.3      Copel Telecomunicações - Loan

A loan agreement was signed on June 12, 2015 between Copel (lender) and Copel Telecomunicações (borrower), within the limit of R$20,000, changed into R$60,000 pursuant to the amendment to the contract signed on October 14, 2016, effective until December 29, 2017 and remuneration at 111.5% of the CDI rate, for the purpose of raising funds to comply with the borrower’s investment program. Of the limit approved, the borrower invested R$8,100. In 2016, the company recorded financial income of R$55.

15.4      Voltalia São Miguel do Gostoso Participações S.A. - Loan

A loan agreement was signed on May 14, 2015 between Copel (lender) and Voltalia São Miguel do Gostoso Participações S.A. (borrower), retroactive to February 6, 2015, for R$29,400, with a term of two years and remuneration at 111.5% of the CDI rate, for the purpose of providing working capital to finance the borrower’s activities and business. Of the limit approved, the borrower invested R$18,885. In 2016, the company recorded financial income of R$2,606 (R$2,349 in the first nine months of 2015).

16      Judicial Deposits

.		Parent Company		Consolidated
	09.30.2016	12.31.2015	09.30.2016	12.31.2015
Taxes claims	84,239	266,692	292,146	457,449
Labor claims	78	330	197,714	169,194
.	-	-	-	-
Civil
Suppliers	-	-	2,798	2,828
Civil	2	389	85,590	75,788
Easements	-	-	6,946	7,715
Customers	-	-	3,840	3,628
	2	389	99,174	89,959
.
Others	-	-	3,325	3,325
	84,319	267,411	592,359	719,927

17      Investments

17.1      Changes in investments

Parent Company				Investiment/
			Equity	Advance		Proposed
	Balance as of		valuation	for future		dividends	Balance as of
	January 1, 2016	Equity	adjustments	capital increase	Amortization	and JCP	September 30, 2016
Subsidiaries
Copel Geração e Transmissão	6,905,421	1,048,718	(1)	909,500	-	(152,550)	8,711,088
Copel Distribuição	5,603,673	(230,012)	-	-	-	(750,526)	4,623,135
Copel Telecomunicações	508,874	38,595	-	-	-	(94,201)	453,268
Copel Renováveis	17,889	(18,293)	-	5,000	-	-	4,596
Copel Comercialização	252,074	20,593	(375)	-	-	(96)	272,196
UEG Araucária (17.2)	171,648	(13,170)	-	-	-	(23,072)	135,406
Compagás (17.2)	150,818	23,601	-	-	-	-	174,419
Elejor (17.2)	51,800	20,435	-	-	-	(21,798)	50,437
Elejor - concession rights	15,270	-	-	-	(565)	-	14,705
	13,677,467	890,467	(376)	914,500	(565)	(1,042,243)	14,439,250
Joint Ventures					-
Voltalia São Miguel do Gostoso I (17.3)	72,249	3,174	-	-	-	-	75,423
Voltalia São Miguel do Gostoso - concession rights	11,507	-	-	-	(275)	-	11,232
Paraná Gás	106	(37)	-	-	-	-	69
	83,862	3,137	-	-	(275)	-	86,724
Associates
Sanepar (17.4)	311,679	36,520	(479)	-	-	(19,372)	328,348
Dona Francisca Energética (17.4)	32,234	6,025	-	-	-	(4,606)	33,653
Foz do Chopim Energética (17.4)	15,574	8,475	-	-	-	(9,600)	14,449
Carbocampel	1,539	(6)	-	49	-	-	1,582
Dois Saltos	120	-	-	-	-	-	120
Copel Amec	203	12	-	-	-	-	215
Escoelectric	269	(283)	-	14	-	-	-
	361,618	50,743	(479)	63	-	(33,578)	378,367
Other investments	17,626	-	570	-	-	-	18,196
	14,140,573	944,347	(285)	914,563	(840)	(1,075,821)	14,922,537

Consolidated				Investiment/
			Equity	Advance		Proposed
	Balance as of		valuation	for future		dividends	Balance as of
	January 1, 2016	Equity	adjustments	capital increase	Amortization	and JCP	September 30, 2016
Joint Ventures (17.3)
Dominó Holdings	242,652	26,984	(375)	-	-	(7,473)	261,788
Voltalia São Miguel do Gostoso I	72,249	3,174	-	-	-	-	75,423
Voltalia São Miguel do Gostoso - concession rights	11,507	-	-	-	(275)	-	11,232
Paraná Gás	106	(37)	-	-	-	-	69
Costa Oeste	32,631	6,879	-	-	-	(1,020)	38,490
Marumbi	75,914	16,621	-	3,520	-	3,101	99,156
Transmissora Sul Brasileira	67,563	1,276	-	-	-	-	68,839
Caiuá	51,271	8,149	-	-	-	2,546	61,966
Integração Maranhense	104,286	15,473	-	1,569	-	4,248	125,576
Matrinchã	697,912	32,414	-	67,345	-	-	797,671
Guaraciaba	298,794	4,519	-	74,726	-	4	378,043
Paranaíba	100,726	8,795	-	19,542	-	-	129,063
Mata de Santa Genebra	26,903	(4,188)	-	120,240	-	-	142,955
Cantareira	60,105	3,066	-	97,431	-	389	160,991
	1,842,619	123,125	(375)	384,373	(275)	1,795	2,351,262
Associates
Sanepar (17.4)	311,679	36,520	(479)	-	-	(19,372)	328,348
Dona Francisca Energética (17.4)	32,234	6,025	-	-	-	(4,606)	33,653
Foz do Chopim Energética (17.4)	15,574	8,475	-	-	-	(9,600)	14,449
Carbocampel	1,539	(6)	-	49	-	-	1,582
Dois Saltos	120	-	-	-	-	-	120
Copel Amec	203	12	-	-	-	-	215
Escoelectric	269	(283)	-	14	-	-	-
	361,618	50,743	(479)	63	-	(33,578)	378,367
Other investments	20,473	-	570	-	-	-	21,043
	2,224,710	173,868	(284)	384,436	(275)	(31,783)	2,750,672

17.2      Financial statements of the subsidiaries with minority shareholders’ interest

09.30.2016	Compagás	Elejor	UEG Araucária

ASSETS	498,190	723,332	751,658
Current assets	107,267	81,888	363,142
Noncurrent assets	390,923	641,444	388,516

LIABILITIES	498,190	723,332	751,658
Current liabilities	98,027	151,767	54,835
Noncurrent liabilities	58,166	499,513	19,791
Equity	341,997	72,052	677,032

STATEMENT OF INCOME
Operating revenues	432,210	193,536	57,432
Operating costs and expenses	(363,184)	(73,396)	(145,291)
Financial results	2,389	(75,935)	22,010
Income tax and social contribution	(25,139)	(15,012)	-
Net income	46,276	29,193	(65,849)
Other comprehensive income	-	-	-
Total comprehensive income	46,276	29,193	(65,849)

STATEMENTS OF CASH FLOWS
Cash flows from operational activities	21,763	67,945	101,466
Cash flows from investiment activities	(20,056)	(1,125)	(15,250)
Cash flows from financing activities	3,975	(63,457)	(200,001)

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	5,682	3,363	(113,785)
Cash and cash equivalents at the beginning of the period	29,321	41,655	132,854
Cash and cash equivalents at the end of the period	35,003	45,018	19,069
CHANGE IN CASH AND CASH EQUIVALENTS	5,682	3,363	(113,785)

17.3      Complete balances of the groups of assets, liabilities and earnings of the main jointly-controlled entities

	Dominó (a)	Voltalia	Costa Oeste	Marumbi	Transmis-sora Sul Brasileira	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Canta-reira
09.30.2016
.
ASSETS	545,927	154,030	111,375	183,996	695,692	257,369	516,989	2,628,730	1,275,219	1,272,313	796,716	419,500
Current assets	21,997	69	9,011	11,254	51,106	23,212	41,821	200,018	28,087	61,533	38,066	886
Cash and cash equivalents	3,043	67	3,546	2,084	21,279	581	245	139,190	21,981	10,899	27,211	594
Other current assets	18,954	2	5,465	9,170	29,827	22,631	41,576	60,828	6,106	50,634	10,855	292
Noncurrent assets	523,930	153,961	102,364	172,742	644,586	234,157	475,168	2,428,712	1,247,132	1,210,780	758,650	418,614
.
LIABILITIES	545,927	154,030	111,375	183,996	695,692	257,369	516,989	2,628,730	1,275,219	1,272,313	796,716	419,500
Current liabilities	11,666	105	3,782	9,603	36,735	23,567	68,677	93,276	447,184	122,403	486,777	50,891
Financial liabilities	-	-	3,109	5,169	27,690	7,357	13,148	48,076	418,358	49,243	468,914	-
Other current liabilities	11,666	105	673	4,434	9,045	16,210	55,529	45,200	28,826	73,160	17,863	50,891
Noncurrent liabilities	-	-	32,122	54,848	314,760	107,340	192,034	1,139,749	67,995	673,122	24,600	71,129
Financial liabilities	-	-	28,056	44,267	308,262	72,199	117,763	758,797	-	555,322	-	-
Advance for future capital increase	-	-	-	4,400	-	-	-	232,195	-	50,000	-	31,070
Other noncurrent liabilities	-	-	4,066	6,181	6,498	35,141	74,271	148,757	67,995	67,800	24,600	40,059
Equity	534,261	153,925	75,471	119,545	344,197	126,462	256,278	1,395,705	760,040	476,788	285,339	297,480
.
STATEMENT OF INCOME
Net operating income	-	-	17,214	32,184	41,654	32,863	57,747	309,056	255,926	266,886	344,871	215,135
Operating costs and expenses	(665)	(105)	(1,771)	(7,201)	(7,672)	(2,457)	(2,524)	(151,721)	(191,944)	(167,992)	(296,669)	(206,063)
Financial results	(16,092)	5	(740)	(2,734)	(26,012)	(4,861)	(7,586)	(57,105)	(50,062)	(44,538)	(60,923)	1,415
Equity in income of subsidiaries	71,823	6,579	-	-	-	-	-	-	-	-	-	-
Income tax and social contribution	-	-	(1,215)	(1,471)	(1,589)	(9,181)	(16,061)	(34,078)	(4,697)	(18,454)	4,361	(4,229)
Net income	55,066	6,479	13,488	20,778	6,381	16,364	31,576	66,152	9,223	35,902	(8,360)	6,258
Other comprehensive income	(765)	-	-	-	-	-	-	-	-	-	-	-
Total comprehensive income	54,301	6,479	13,488	20,778	6,381	16,364	31,576	66,152	9,223	35,902	(8,360)	6,258
.
Investment interest - %	49.0	49.0	51.0	80.0	20.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	261,788	75,423	38,490	99,156	68,839	61,966	125,576	797,671	372,420	129,063	142,955	160,991
.
(a) Balances adjusted to accounting practices

17.4      Complete balances of the groups of assets, liabilities and earnings of the principal affiliates

09.30.2016	Sanepar (a)	Dona Francisca	Foz do Chopim
.
ASSETS	8,885,513	156,021	49,028
Current assets	1,005,806	23,058	11,307
Noncurrent assets	7,879,707	132,963	37,721
.
LIABILITIES	8,885,513	156,021	49,028
Current liabilities	963,439	8,668	2,303
Noncurrent liabilities	3,615,990	1,228	6,332
Equity	4,306,084	146,125	40,393
.
STATEMENT OF INCOME
Net operating income	2,550,911	53,092	30,778
Operating costs and expenses	(1,798,665)	(25,855)	(6,494)
Financial income (expense)	(119,160)	1,090	581
Income tax and social contribution	(160,938)	(2,166)	(1,173)
Net income (loss)	472,148	26,161	23,692
Other comprehensive income	(6,287)	-	-
Total comprehensive income	465,861	26,161	23,692
.
Investment interest - %	7.6252	23.0303	35.77
Investment book value	328,348	33,653	14,449

(a) Balances adjusted to accounting practices

18      Property, plant and equipment

18.1      Property, plant and equipment by asset class

Consolidated		Accumulated			Accumulated
	Cost	depreciation	09.30.2016	Cost	depreciation	12.31.2015
In service
Reservoirs, dams and aqueducts	7,614,635	(4,894,248)	2,720,387	7,621,081	(4,787,437)	2,833,644
Machinery and equipment	5,525,855	(2,830,068)	2,695,787	5,704,333	(2,776,182)	2,928,151
Buildings	1,654,156	(1,098,389)	555,767	1,653,693	(1,068,430)	585,263
Land	278,069	(11,618)	266,451	277,996	(9,416)	268,580
Vehicles and aircraft	62,490	(45,315)	17,175	63,101	(42,861)	20,240
Furniture and tools	17,095	(11,202)	5,893	16,910	(10,578)	6,332
(-) Concession extension reclassification	(1,462,661)	1,388,276	(74,385)	(1,462,686)	1,381,495	(81,191)
(-) Provision for impairment (a)	(15,096)	-	(15,096)	(15,096)	-	(15,096)
(-) Special Obligations	(56)	8	(48)	(16)	2	(14)
	13,674,487	(7,502,556)	6,171,931	13,859,316	(7,313,407)	6,545,909

In progress
Cost	3,716,342	-	3,716,342	2,851,078	-	2,851,078
(-) Provision for impairment (a)		-	(718,767)	(704,305)	-	(704,305)
	3,716,342	-	2,997,575	2,146,773	-	2,146,773
	17,390,829	(7,502,556)	9,169,506	16,006,089	(7,313,407)	8,692,682
(a) Refers to concession assets for electricity generation.

18.2      Change in property, plant and equipment

Consolidated	Balance as of	Additions		Loss on		Balance as of
	January 1, 2016		Depreciation	disposal	Transfers	September 30, 2016
In service
Reservoirs, dams and aqueducts	2,830,290	-	(109,149)	(556)	(3,237)	2,717,348
Machinery and equipment	2,855,110	-	(139,347)	(8,831)	(78,161)	2,628,771
Buildings	581,554	-	(28,826)	(1,616)	1,380	552,492
Land	267,623	-	(2,201)	(8)	81	265,495
Vehicles and aircraft	20,205	-	(3,401)	(120)	469	17,153
Furniture and tools	6,236	-	(636)	(4)	219	5,815
(-) Provision for impairment	(15,095)	-	-	-	-	(15,095)
(-) Special Obligations	(14)	-	6	-	(40)	(48)
	6,545,909	-	(283,554)	(11,135)	(79,289)	6,171,931
In progress
Cost	2,851,078	965,895	-	(10,162)	(90,469)	3,716,342
(-) Provision for impairment	(704,305)	(14,462)	-	-	-	(718,767)
	2,146,773	951,433	-	(10,162)	(90,469)	2,997,575
	8,692,682	951,433	(283,554)	(21,297)	(169,758)	9,169,506

18.3      Costs of loans, financing and capitalized debentures

The costs of loans, financing and capitalized debentures under property, plant and equipment during the first nine months of 2016 amounted to R$5,499, at an average rate of 0.21% p.a. (R$113,778, at an average rate of 6.50% p.a., in the same period in 2015).

18.4      Colíder HPP

On July 30, 2010, under Aneel New Energy Auction 003/2010, Copel Geração e Transmissão S.A. was awarded the concession to exploit the Colíder HPP for a term of 35 years, commencing January 17, 2011, the signing date of MME - Colíder HPP concession agreement 001/11.

The project is part of the Brazilian Government’s Growth Acceleration Program - PAC, and will consist of a main power house with an installed capacity of 300 MW, sufficient to attend to 1 million inhabitants, based on the energy potential along the Teles Pires river separating the municipalities of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

The BNDES endorsed the qualification of the Colíder HPP so as to analyze the viability of financial support and the financing agreement amounting to R$1,041,155 (Note 22). The amounts released up to September 30, 2016 total R$907,608.

Acts of God or force majeure and government actions impacted the development schedule, to the effect that commercial generation is expected for the second half of 2017. As a result of these events, this development shows a balance of provisions for the impairment of the assets amounting to R$642,551 as described in Note 18.9 of the financial statements of December 31, 2015.

The energy from the Colíder HPP was sold at an Aneel auction with a final tariff of R$103.40/MWh, at base date July 1, 2010, restated by the variance of the IPCA to R$157.56 on September 30, 2016. An average of 125 MW were traded, to come on stream beginning January 2015, for 30 years. Copel Geração e Transmissão filed with Aneel a request for exclusion of liability, so that the obligation to supply the energy sold is postponed. Since the request was not accepted, Copel Geração e Transmissão filed an administrative appeal with Aneel, requesting a reconsideration of the decision; it also intends to challenge this decision in court.

Until the merits of the request for exclusion of liability are examined by Aneel, the Company has been meeting its commitments with energy surpluses declined at its other plants and billed at the CCEAR (Electricity Commercialization Agreements in the Regulated Market) price. However, on February 12, 2016, the CCEE received a preliminary decision in the case records of Writ of Mandamus 1005856-20.2015.4.01.3400, filed by Copel Geração e Transmissão, ordering Aneel to refrain from imposing any obligations, penalties and/or restriction of rights arising from extrapolation of the milestones of the original construction schedule, until the request has been vetted. The effects of this decision are prospective to the settlement with the CCEE on October 13, 2015, temporarily suspending fulfilment of the sales contracts and making available an average of 125 MW for settlement at the PLD.

However, after Aneel’s examination of the request for exclusion of liability, the merits of the action will be subserved, but the lawsuit will only be dismissed when the injunction is revoked by the Justice of the Federal Regional Appellate Court who granted it.

The physical guarantee of the development, established in the concession agreement, is 179.6 average MW once the machinery has been fully installed.

As of September 30, 2016, the expenditures with this development showed a balance of R$2,026,235.

Total commitments given to suppliers of equipment and services involving the Colíder HPP amount to R$65,895 on September 30, 2016.

18.5      Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the participations of Copel Geração e Transmissão in consortiums are shown below:

	Share	Annual average
Joint operations	Copel GeT (%)	depreciation rate (%)	09.30.2016	12.31.2015
In service
HPP Mauá (Consórcio Energético Cruzeiro do Sul)	51.00		859,917	859,917
(-) Accumulated depreciation		3.43	(110,260)	(88,165)
			749,657	771,752
In progress
HPP Baixo Iguaçu (18.5.1)	30.00		343,377	270,097
Consórcio Tapajós (18.5.2)	13.80		-	14,359
			343,377	284,456
			1,093,034	1,056,208

18.5.1     Baixo Iguaçu Development Consortium – Cebi

The purpose of the consortium is to build and run the development known as the Baixo Iguaçu Hydroelectric Plant, which has a minimum installed capacity of 350.20 MW, and is located on the Iguaçu River between the municipalities of Capanema and Capitão Leônidas Marques, and between the Governador José Richa HPP and the Iguaçu National Park, in the State of Paraná.

Commercial generation at unit 1 is currently expected to commence on November 1, 2018, while units 2 and 3 are expected to come on line in December 2018 and January 2019, respectively. The original schedule was altered because the Installation Permit was suspended, as a result of the ruling by the Regional Federal Court of the 4th Region (TRF-RS), handed down on June 16, 2014, which brought the construction work to a halt as of July, 2014. In March 2015, a ruling was published authorizing construction work to recommence. Nevertheless, the Chico Mendes Biodiversity Conservation Institute - ICMBio imposed additional caveats on the environmental permit, preventing the construction work from recommencing immediately. Cebi forwarded to the Environmental Institute of - IAP all the information required for complying with those caveats, and in August 2015 the permit was issued. In possession of the IAP permit, the works were resumed.

On August 23, 2016, the Company signed the 2nd Amendment to the Concession Agreement with the purpose of formalizing the redefinition of the work schedule, acknowledging in favor of Cebi the exclusion of liability delays in implementing the development for a period of 756 days.

18.5.2     Tapajós Consortium

On August 10, 2016, the Company’s Management decided to remove Copel Geração e Transmissão from the consortium with eight other companies to carry out studies on the Tapajós and Jamanxim rivers in the northern region of Brazil, covering feasibility and environmental studies of five hydroelectric developments with a total installed capacity of 10,682 MW.

Due to legal and environmental restrictions and uncertainties about the auction date, on September 30, 2016, the Company recorded a provision for impairment losses in the total amount of the investments in the statement of income, in other operating expenses, under Provisions and reversals (Note 32.4).

18.6      Commitments of the Wind farms

As of September 30, 2016, the total commitments entered into with suppliers of equipment and services for the wind farms under construction totaled R$1,437,515, primarily covering the supply of wind turbines to the subsidiaries of Cutia.

19      Intangible assets

19.1      Changes in Intangible Assets

.
				Concession contract (a)	Concession and		Other (b)
	in	in	Special liabilities		authorization	in	in
	service	progress	in service	in progress	rights	service	progress	Consolidated
Balance as of January 1, 2016	7,658,523	897,764	(2,830,995)	(40,763)	416,272	24,399	19,876	6,145,076
Acquisitions	-	676,208	-	-	-	-	6,851	683,059
Customers contributions	-	-	-	(108,472)	-	-	-	(108,472)
ANEEL grant - use of public property	-	593	-	-	-	-	-	593
Renegotiation GSF	26,872	-	-	-	-	-	-	26,872
Provision for claims added to the cost of the works	-	4,914	-	-	-	-	-	4,914
Transfers to accounts receivable related to concession -
Extension of Copel Distribuição’s Concession (Note 10.1)	(2,230)	-	-	-	-	-	-	(2,230)
Transfers from property, plant and equipment	-	-	-	-	-	-	30	30
Transfers from accounts receivable related to concession	-	-	-	-	-	150	-	150
Capitalizations for accounts receivable related
to concession (Note 10.1)	-	(37,403)	-	-	-	-	-	(37,403)
Capitalizations for intangible in service	519,652	(519,652)	(103,239)	103,239	-	4,213	(4,213)	-
Amortization of quotas - concession and authorization	(320,317)	-	86,550	-	(9,853)	(6,688)	-	(250,308)
Amortization of quotas - Pasep/Cofins credits	(12,530)	-	3,727	-	-	36	-	(8,767)
Loss on disposal	(19,827)	(14,116)	-	-	-	-	(366)	(34,309)
Balance as of September 30, 2016	7,850,143	1,008,308	(2,843,957)	(45,996)	406,419	22,110	22,178	6,419,205
(a) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.
(b) Annual amortization rate: 20%.

19.2      Costs of loans, financing and capitalized debentures

Costs of loans, financing and debentures capitalized in intangible assets during the first nine months of 2016 totaled R$4,388, at an average annual rate of 0.24% p.a. (R$24,620, at an average annual rate of 1.34% p.a. during the same period in 2015).

20      Social and Labor Liabilities

		Parent Company		Consolidated
	09.30.2016	12.31.2015	09.30.2016	12.31.2015
Social security liabilities
Taxes and social contribution	754	3,151	32,117	43,691
Social security charges on paid vacation and 13th salary	979	2,246	46,161	32,186
	1,733	5,397	78,278	75,877
Labor liabilities
Payroll, net	32	195	1,050	2,568
Vacation	3,021	6,919	141,354	101,485
Profit sharing	345	2,925	34,301	78,462
Voluntary termination	-	-	6,341	-
Profit sharing	-	-	7	9
	3,398	10,039	183,053	182,524
	5,131	15,436	261,331	258,401

21      Suppliers

Consolidated	09.30.2016	12.31.2015
Energy supplies (21.1)	596,373	917,307
Materials and supplies	472,391	478,895
Natural gas for resale	47,745	87,384
Charges for use of grid system	95,800	135,463
	1,212,309	1,619,049
Current	1,206,386	1,613,126
Noncurrent	5,923	5,923

21.1      Electricity - CCEE

In September 2016, Copel Geração e Transmissão settled the payment of liabilities owned to CCEE, due to renegotiation of hydrological risk, amounting to R$321,640, which was paid as of April 18, 2016 in six installments with interest charges and monetary correction and after discounting the credit recorded in the month of settlement.

21.2      Principal electricity purchasing contracts

Electricity purchasing contracts signed in the regulated market shown at original value and adjusted annually by the IPCA price index:

.		Energy		Average purchase
	Supply	purchased (annual	Auction	price (R$/MWh)
Auctions	period	average MW)	date	historical	updated
Auction of power from existing facilities
4th Auction - Product 2009	2009 to 2016	35.33	10.11.2005	94.91	179.07
12th Auction-Product 2014 36M	01.01.2014 to 12.31.2016	129.30	12.17.2013	149.99	186.36
13th Auction-Product 2014 - DIS	05.01.2014 to 12.31.2019	109.35	04.30.2014	262.00	316.48
13th Auction-Product 2014 - QTD	05.01.2014 to 12.31.2019	218.82	04.30.2014	271.00	327.35
14th Auction-Product 2015 - 03 DIS	01.01.2015 to 12.31.2017	13.32	12.05.2014	191.99	224.18
14th Auction-Product 2015 - 03 QTD	01.01.2015 to 12.31.2017	13.58	12.05.2014	201.00	234.70
		519.70
Auction of power from new facilities
1st Auction- Product 2008 Hydro	2008 to 2037	3.62	12.16.2005	106.95	199.97
1st Auction- Product 2008 Thermo	2008 to 2022	24.77	12.16.2005	132.26	247.29
1st Auction- Product 2009 Hydro	2009 to 2038	3.55	12.16.2005	114.28	213.67
1st Auction- Product 2009 Thermo	2009 to 2023	40.50	12.16.2005	129.26	241.68
1st Auction- Product 2010 Hydro	2010 to 2039	70.06	12.16.2005	115.04	215.09
1st Auction- Product 2010 Thermo	2010 to 2024	65.19	12.16.2005	121.81	227.75
3rd Auction- Product 2011 Hydro	2011 to 2040	57.82	10.10.2006	120.86	220.83
3rd Auction- Product 2011 Thermo	2011 to 2025	54.37	10.10.2006	137.44	251.12
4th Auction- Product 2010 Thermo	2010 to 2024	15.49	07.26.2007	134.67	238.59
5th Auction- Product 2012 Hydro	2012 to 2041	53.39	10.16.2007	129.14	226.63
5th Auction- Product 2012 Thermo	2012 to 2026	115.69	10.16.2007	128.37	225.28
6th Auction- Product 2011 Thermo	2011 to 2025	9.92	09.17.2008	128.42	212.74
7th Auction- Product 2013 Hydro	2013 to 2042	0.15	09.30.2008	98.98	163.97
7th Auction- Product 2013 Thermo	2013 to 2027	111.27	09.30.2008	145.23	240.59
8th Auction- Product 2012 Hydro	2012 to 2041	32.68	08.27.2009	144.00	229.17
8th Auction- Product 2012 Thermo	2012 to 2026	0.01	08.27.2009	144.60	230.13
		658.48
Structuring projects auction
Santo Antonio	2012 to 2041	138.12	12.10.2007	78.87	136.87
Jirau	2013 to 2042	229.81	05.19.2008	71.37	120.39
		367.93

22      Loans and financing

			Issue	Number of	Final	Annual rate p.y.			Consolidated
	Contracts	Company	Date	installment	maturity	(interest + commission)	Principal	09.30.2016	12.31.2015
Foreign currency
	National Treasury Department
	(Secretaria do Tesouro Nacional or STN)
(1)	Par Bond	Copel	05.20.1998	1	04.15.2024	6.0% + 0.20%	17,315	52,771	61,763
(1)	Discount Bond	Copel	05.20.1998	1	04.15.2024	1.1875%+0.20%	12,082	36,068	42,671
Total foreign currency								88,839	104,434

Local currency
	Banco do Brasil
(2)	21/02155-4	Copel DIS	09.10.2010	2	08.15.2018	109.0% of DI	116,667	118,411	122,353
(3)	21/02248-8	Copel DIS	06.22.2011	2	05.16.2018	109.0% of DI	150,000	158,050	151,901
(4)	CCB 21/11062X	Copel DIS	08.26.2013	3	07.27.2018	106.0% of DI	151,000	146,135	196,852
(5)	CCB 330.600.773	Copel DIS	07.11.2014	3	07.11.2019	111.8% of DI	116,667	119,616	123,478
(5)	NCI 330.600.132	Copel	02.28.2007	3	02.28.2019	107.8% of DI	231,000	233,018	241,059
(5)	NCI 330.600.151	Copel	07.31.2007	3	07.31.2017	111.0% of DI	18,000	6,140	12,722
(5)	CCB 306.401.381	Copel	07.21.2015	2	07.21.2018	109.40% of DI	640,005	652,530	672,985
								1,433,900	1,521,350
	Eletrobras
(6)	1293/94	Copel GeT	09.23.1994	180	06.30.2016	5.5% to 6.5% + 2,0%	307,713	-	16,980
(7)	980/95	Copel DIS	12.22.1994	80	11.15.2018	8.0%	11	6	8
(7)	981/95	Copel DIS	12.22.1994	80	08.15.2019	8.0%	1,169	196	246
(7)	982/95	Copel DIS	12.22.1994	80	02.15.2020	8.0%	1,283	77	95
(7)	983/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	11	109	128
(7)	984/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	14	47	55
(7)	985/95	Copel DIS	12.22.1994	80	08.15.2021	8.0%	61	31	35
(8)	002/04	Copel DIS	06.07.2004	120	07.30.2016	8.0%	30,240	-	643
(8)	142/06	Copel DIS	05.11.2006	120	09.30.2018	5.0% + 1.0%	74,340	7,279	10,007
(8)	206/07	Copel DIS	03.03.2008	120	08.30.2020	5.0% + 1.0%	109,642	34,876	41,550
(8)	273/09	Copel DIS	02.18.2010	120	12.30.2022	5.0% + 1.0%	63,944	10,277	11,510
(8)	2540/06	Copel DIS	05.12.2009	60	10.30.2016	5.0% + 1.5%	5,095	38	375
								52,936	81,632
	Caixa Econônica Federal
(8)	415.855-22/14	Copel DIS	03.31.2015	120	12.08.2026	6.0%	2,844	5,549	5,307
								5,549	5,307
	Finep
(9)	21120105-00	Copel Tel	07.17.2012	81	10.15.2020	4.0%	35,095	12,761	15,132
(9)	21120105-00	Copel Tel	07.17.2012	81	10.15.2020	3.5% + TR	17,103	10,647	12,406
								23,408	27,538
	BNDES
(10)	820989.1	Copel GeT	03.17.2009	179	01.15.2028	1.63% above TJLP	169,500	131,128	138,347
(11)	1120952.1-A	Copel GeT	12.16.2011	168	04.15.2026	1.82% above TJLP	42,433	29,557	31,558
(12)	1120952.1-B	Copel GeT	12.16.2011	168	04.15.2026	1.42% above TJLP	2,290	1,595	1,702
(13)	1220768.1	Copel GeT	09.28.2012	192	07.15.2029	1.36% above TJLP	73,122	60,447	63,312
(14)	13211061	Copel GeT	12.04.2013	192	10.15.2031	1.49% above TJLP	1,041,155	868,921	902,592
(15)	13210331	Copel GeT	12.03.2013	168	08.15.2028	1.49% and 1.89% above TJLP	17,644	15,281	16,077
(16)	15206041	Copel GeT	12.28.2015	168	06.15.2030	2.42% above TJLP	34,265	27,029	23,942
(17)	15205921	Copel GeT	12.28.2015	168	12.15.2029	2.32% above TJLP	21,584	17,117	14,663
(18)	14205611-A	Copel DIS	12.15.2014	72	01.15.2021	2.09% p.y. above TJLP	41,583	29,494	34,266
(18)	14205611-B	Copel DIS	12.15.2014	6	02.15.2021	2.09 p.y. above TR BNDES	17,821	18,333	21,267
(19)	14205611-C	Copel DIS	12.15.2014	113	06.15.2024	6% p.y.	78,921	60,738	47,353
(20)	14205611-D	Copel DIS	12.15.2014	57	02.15.2021	TJLP	750	40	-
(21)	14.2.1271.1	Santa Maria	06.01.2015	192	08.15.2031	1.66% p.y. above TJLP	59,462	55,453	57,789
(21)	14.2.1272.1	Santa Helena	06.01.2015	192	08.15.2031	1.66% p.y. above TJLP	64,520	60,135	62,487
(22)	11211521	GE Farol	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	54,100	52,808	55,087
(22)	11211531	GE Boa Vista	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	40,050	39,041	40,726
(22)	11211541	GE S.Bento do Norte	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	90,900	88,543	92,362
(22)	11211551	GE Olho D'Água	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	97,000	94,563	98,228
								1,650,223	1,701,758
(23)	Promissory notes	Copel GeT	12.29.2015	1	12.18.2017	117% of DI	500,000	560,111	496,694
								560,111	496,694
	Banco do Brasil
	BNDES Transfer
(24)	21/02000-0	Copel GeT	04.16.2009	179	01.15.2028	2,13% above TJLP	169,500	131,126	138,347
								131,126	138,347
Total local currency								3,857,253	3,972,626
								3,946,092	4,077,060
							Current	845,780	308,558
							Noncurrent	3,100,312	3,768,502

		Issue	Number of	Final	Annual rate p.y.			Parent Company
	Contracts	Date	installment	maturity	(interest + commission)	Principal	09.30.2016	12.31.2015
Foreign currency
	STN
(1)	Par Bond	05.20.1998	1	04.15.2024	6.0% + 0.20%	17,315	52,771	61,763
(1)	Discount Bond	05.20.1998	1	04.15.2024	1.1875%+0.20%	12,082	36,068	42,671
							88,839	104,434
Local currency
	Banco do Brasil
(5)	NCI 330.600.132	02.28.2007	3	02.28.2019	107.8% of DI	231,000	233,018	241,059
(5)	NCI 330.600.151	07.31.2007	3	07.31.2017	111.0% of DI	18,000	6,140	12,722
(5)	CCB 306.401.381	07.21.2015	2	07.21.2018	109.40% of DI	640,005	652,530	672,985
							891,688	926,766
							980,527	1,031,200
						Circulante	421,618	61,788
						Não circulante	558,909	969,412

Banco do Brasil: annual installments
(2) Installments in the amount of R$58,334, falling due on August 8, 2017, and August 8, 2018. The proportional interest is paid half-yearly.

(3) Installments in the amount of R$75,000, falling due on May 16, 2017, and May 16, 2018. The proportional interest is paid half-yearly.

(4) Together with the data is the interest accrued on the installments, in the amount of R$50,333, falling due on July 27, 2017 and July 27, 2018.

(5) Contract CCB 330600773: Installments in the amount of R$38,889, falling due on July 11, 2017, July 11, 2018 and July 11, 2019. The interest is paid half-yearly.
Contract NCI 330600132: Installments in the amount of R$77,000, falling due on February 28, 2017, February 28, 2018 and February 28, 2019. The interest is paid half-yearly.
Contract NCI 330600151: Installments in the amount of R$6,000, falling due on July 31, 2017 and July 31, 2018. The interest is paid half-yearly.
Contract CCB 306401381: Installments in the amount of R$320,003, falling due on July 21, 2017 and July 21, 2018. The interest is paid half-yearly.

Allocation:
(1) The restructuring of medium and long-term debt in connection w ith the financing received under Law 4,131/62.

(2) (3) (4) (5) Working capital.

(6) Financial cover up to 29.14% of the total project of HPP Governador José Richa Implementation and transmission system.

(7) National Program for Watering - Proni.

(8) Rural Electricity Program - Luz para Todos.

(9) BEL project - ultra wide band intranet service (Ultra Wide Band - UWB).

(10) (24) Construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul.

(11) Implementation of transmission line between substations Foz do Iguaçu and Cascavel Oeste.

(12) Purchase of machinery and equipment for implementation of the transmission line described above.

(13) Implementation of Cavernoso II SHP.

(14) Implementation of HPP Colíder and associated transmission system.

(15) Implementation of the 230/138kV Cerquilho III Substation.

(16) Implementation of transmission line Assis – Paraguaçu Paulista II.

(17) Implementation of transmission lines Londrina – Figueira and Salto Osório – Foz do Chopim C2.

(18) Investment in preservation of businesses, improvements, operational support and general investments in expansion.

(19) National machinery and equipment accredited by BNDES.

(20) Implementation, expansion and consolidation of projects and Enterprises Social Investment Programs (ISE).

(21) (22) Construction and implementation of wind generating plant.

(23) Payment of grant – auction 012/2015, relative to HPP GPS.

Guarantees:
(1) Company’s centralized revenues account. Deposited Collateral (Note 22.1).

(2) (3) Pledge until 360 days.

(2) (3) (4) (5) Credit assignment.

(6) (7) (8) Own revenue, supported by power of attorney granted by a public instrument, and the issue of promissory notes and commercial duplicates equal to the number of installments falling due.

(9) Withhold the amounts from the checking account in which revenues are deposited.

(10) (13) (24) Total revenue from the sale and/or transaction of CCEAR energy, related to the project, through Concession Agreement of Attachment of Revenues, Account Management and Other Covenants.

(11) (12) Fiduciary assignment of rights under the Concession Agreement No. 027/2009-ANEEL, Transmission Service Provision Contract No.
09/2010-ONS and contracts for use of Transmission System, signed by the ONS, the Dealerships and the Transmission System users, including the total income from the provision of transmission services.

(14) Fiduciary assignment of rights under the Concession Agreement No. 01/2011MME-HPP Colíder and fiduciary assignment due to the Purchase and Sale of Energy Eétrica (CCVEE) between Copel and Sadia S.A.

(15) Fiduciary assignment of rights under the Public Service Concession Agreement for Electric Power Transmission No. 015/2010-ANEEL, signed betw een Copel and the Federal Government.

(16) Assignment of credit rights deriving from Concession Agreement No. 002/2013 - ANEEL.

(17) Assignment of credit rights deriving from Concession Agreement No. 022/2012 - ANEEL.

(18) (19) (20) Surety of Companhia Paranaense de Energia; fiduciary assignment of income and indemnity rights of the concession.

(21) Guarantee from Companhia Paranaense de Energia; pledge of shares; assignment of credit rights deriving from Electricity Agreement Reservation No. 153/2011; assignment of revenues arising from the project.

(22) Pledge of shares; assignment of receivables arising from the sale of electricity produced by the project; assignment of machinery and equipment assembled or built with the funds pegged to it.

(23) Surety of Companhia Paranaense de Energia.

22.1      Collateral and escrow deposits - STN

Guarantees provided in the form of Par Bonds for R$45,415 (R$50,689 on December 31, 2015), and Discount Bonds in the amount of R$31,686 (R$35,448 at December 31, 2015), to be used to repay amounts of principal corresponding to STN contracts, when these payments are due on April 11, 2024. The amounts are updated by applying the weighted average percentage changes of United States Treasury Zero Coupon bond prices, by the share of each series of the instrument in the portfolio of collateral for principal, provided in the context of the Brazilian Financing Plan - 1992.

22.2      Breakdown of loans and financing by currency and indexer

	Index and change in foreign currencies				Consolidated
	accumulated in the period (%)	09.30.2016%		12.31.2015%
Foreign currency
U.S. Dolar	(16.87)	88,839	2.25	104,434	2.56
		88,839	2.25	104,434	2.56
Local currency
CDI	(0.07)	1,994,011	50.53	2,018,044	49.50
TJLP	7.14	1,702,278	43.14	1,771,485	43.45
Ufir	0.00	58,485	1.48	69,959	1.72
IPCA	5.51	18,333	0.46	21,267	0.52
TR	1.52	10,647	0.27	12,406	0.30
Finel	1.50	-	-	16,980	0.42
Without indexer	-	73,499	1.87	62,485	1.53
		3,857,253	97.75	3,972,626	97.44
		3,946,092	100.00	4,077,060	100.00
	Current	845,780		308,558
	Noncurrent	3,100,312		3,768,502

22.3      Long-term installment due dates

	Parent Company			Consolidated
09.30.2016	Foreign currency	Local currency	Total	Foreign currency	Local currency	Total
2017	-	-	-	-	599,097	599,097
2018	-	395,086	395,086	-	798,512	798,512
2019	-	76,705	76,705	-	271,195	271,195
2020	-	-	-	-	151,806	151,806
2021	-	-	-	-	136,505	136,505
After 2021	87,118	-	87,118	87,118	1,056,079	1,143,197
	87,118	471,791	558,909	87,118	3,013,194	3,100,312

22.4      Changes in loans and financing

Consolidated		Foreign currency		Local currency
	Current	Noncurrent	Current	Noncurrent	Total
Balance as of January 1, 2016	887	103,547	307,671	3,664,955	4,077,060
Funding	-	-	-	25,274	25,274
Charges	2,874	-	269,646	68,375	340,895
Monetary and exchange variations	-	(16,429)	2,963	17,092	3,626
Transfers	-	-	762,502	(762,502)	-
Amortization - principal	-	-	(188,487)	-	(188,487)
Payment - charges	(2,040)	-	(310,236)	-	(312,276)
Balance as of September 30, 2016	1,721	87,118	844,059	3,013,194	3,946,092

22.5      Covenants

The Company and its subsidiaries signed loan and financing agreements containing covenants that require certain economic and financial ratios to remain within pre-determined parameters, requiring annual fulfillment and other conditions to be observed, such as not making any alteration to the Company’s shareholdings in the capital stock of subsidiaries that would alter control without prior consent. Failing to fulfill these conditions may lead to accelerated debt repayment and/or fines.

On September 30, 2016, all the agreed conditions had been fulfilled.

23      Debentures

		Issue	Number of	Maturity		Annual rate p.y.			Consolidated
Issue	Company	Date	installment	initial	final	(interest)	Principal	09.30.2016	12.31.2015
(1) 5th	Copel	05.13.2014	3	05.13.2017	05.13.2019	111.5% of DI	1,000,000	1,056,738	1,016,087
(2) 1st	Copel GeT	05.15.2015	3	05.20.2018	05.20.2020	113.0% of DI	1,000,000	1,055,469	1,090,755
(3) 2nd	Copel GeT	07.13.2016	2	07.13.2018	07.13.2019	121.0% of DI	1,000,000	1,018,770	-
(4) 1st	Copel DIS	10.30.2012	2	10.30.2016	10.30.2017	DI + Spread 0.99% p.y.	1,000,000	1,061,914	1,023,378
(5) 1st	Copel CTE	10.15.2015	5	10.15.2020	10.15.2024	IPCA + 7.9633% p.y.	160,000	176,598	162,158
(6) 2nd	Elejor	09.26.2013	60	10.26.2013	09.26.2018	DI + Spread 1.00% p.y.	203,000	81,138	111,516
(7) 1st	Compagás	06.15.2013	40	09.15.2015	12.15.2018	TJLP+1.7% p.y.+1.0% p.y.	62,626	42,608	56,219
(8) 2nd	Compagás	04.15.2016	57	07.15.2017	12.15.2021	TJLP/Selic + 2,17% p.y.	33,620	23,725	-
(9) 1st	(a)	06.10.2014	1	-	12.10.2016	DI + Spread 1,45% p.y.	222,000	-	223,815
(10) 2nd	(a)	03.24.2016	192	08.15.2016	07.15.2032	TJLP + 2,02% p.y.	147,575	145,182	-
(11) 2nd	(a)	03.24.2016	192	08.15.2016	07.15.2032	IPCA + 9,87% p.y.	153,258	153,136	-
								4,815,278	3,683,928
							Current	1,132,609	924,005
							Noncurrent	3,682,669	2,759,923
(a) Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV e Ventos de Santo Uriel.

Characteristics:
(1) (2) (3) (4) (5) (6) (9) Simple debentures, single series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476.
(7) (8) Simple floating debentures, issued privately in a single series and not convertible into shares.
(10) Simple debentures, 1st serie, issued privately and not convertible into shares.
(11) Simple debentures, 2nd serie, issued privately and not convertible into shares.

Finance charges:
(1) Half-yearly interest - May and November.
(2) Anuual interest - May.
(3) Anuual interest - July.
(4) (5) Half-yearly interest - April and October.
(6) (10) (11) Monthly interest.
(7) (8) Quarterly interest - March, June, September and December.
(9) Half-yearly interest - June and December.

Allocation:
(1) (2) (3) (4) Working capital or used to make investments in the issuer.
(5) Deployment, expansion and modernization of the telecommunication network.
(6) Full settlement of the loan agreement with Copel.
(7) (8) Fund investment plan of the issuer.
(9) Redemption of promissory notes and investment in wind farms.
(10) (11) Implementation of wind farms and associated transmission systems.

Collaterals:
(1) (2) (3) (4) (5) (6) (9) Personal guarantee
(7) (8) Floating
(10) (11) Real and personal guarantee and pledge of Copel Geração e Transmissão’s shares.

Guarantor:
(2) (3) (4) (5) (9) (10) (11) Copel.
(6) Copel, at the ratio of 70% and Paineira Participações S.A., at the ratio of 30%.
(7) (8) Compagás.

Trustee:
(1) (2) (3) (4) (5) (6) (9) Pentágono S.A. DTVM.
(7) (8) BNDES Participações S.A. - BNDESPAR.
(10) (11) None.

23.1      Long-term installment due dates

09.30.2016	Parent Company	Consolidated
2017	-	519,758
2018	332,864	1,231,558
2019	332,863	1,182,230
2020	-	364,619
2021	-	41,036
After 2021	-	343,468
	665,727	3,682,669

23.2      Changes in debentures

Consolidated	Current	Noncurrent	Total
Balance as of January 1, 2016	924,005	2,759,923	3,683,928
Funding	-	1,322,965	1,322,965
Charges and monetary variations	444,633	42	444,675
Transfers	400,261	(400,261)	-
Amortization - principal	(267,677)	-	(267,677)
Payment - charges	(368,613)	-	(368,613)
Balance as of September 30, 2016	1,132,609	3,682,669	4,815,278

23.3      Covenants

COPEL and its subsidiaries issued debentures containing covenants that require certain economic and financial ratios to be kept within pre-determined parameters, with requiring annual fulfillment and other conditions to be observed, such as not making any alteration to the Company’s shareholdings in capital stock that would alter control without prior consent from the debenture holders; not paying out dividends or interest on own capital if it is in arrears in relation to honoring any of its financial obligations or not keeping the financial ratios as determined without prior written consent of the debenture holders. Failing to fulfill these conditions may lead to accelerated redemption of debentures and regulatory penalties.

On September 30, 2016, all the agreed conditions had been fulfilled.

24      Post-employment benefits

The Company and its subsidiaries sponsor private retirement and pension plans (Unified Plan and Plan III) and medical and dental care (Healthcare Plan) for their active employees and post-employment beneficiaries and their dependents.

24.1      Pension plan

The unified pension plan is a defined benefit (DB) plan in which income is pre-determined by each individual’s salary level whereas pension plan III is a variable contribution (VC) plan.

The portions of costs borne by these plans’ sponsors are recognized based on an annual actuarial valuation made by independent actuaries in accordance with CPC 33 (R1) as of January 1, 2013, which covers employee benefits correlated to international accounting standard IAS 19 R and IFRIC 14. The economic and financial assumptions made for the purposes of actuarial valuation are discussed with the independent actuaries and approved by the sponsors’ management.

24.2      Healthcare plan

The Company and its subsidiaries allocate resources to cover health expenses incurred by employees and their dependents within certain rules, limits and conditions set forth in specific regulations. Coverage is lifelong and includes periodic medical checkups and extends to all retirees and pensioners.

24.3      Statement of financial position and statement of income

Consolidated amounts recognized in liabilities, in the Post-employment benefits account, are summarized below:

.		Parent Company		Consolidated
	09.30.2016	12.31.2015	09.30.2016	12.31.2015
Pension plan	2	21	811	1,008
Healthcare plan	9,742	7,795	658,463	593,652
	9,744	7,816	659,274	594,660
Current	161	21	43,221	43,323
Noncurrent	9,583	7,795	616,053	551,337

Consolidated amounts recognized in the statement of income are summarized below:

.		Parent Company		Consolidated
	09.30.2016	09.30.2015	09.30.2016	09.30.2015
Pension plan (VC)	1,266	2,986	54,930	47,054
Pension plan (VC) - management	348	357	775	1,914
Healthcare plan - post employment	1,891	1,174	96,573	106,758
Healthcare plan - active employees	591	1,526	55,664	46,227
Healthcare plan - management	74	59	169	105
(-) Transfers to construction in progress	-	(3)	(15,748)	(13,449)
	4,170	6,099	192,363	188,609

.		Parent Company		Consolidated
	07.01.2016	07.01.2015	07.01.2016	07.01.2015
	to 09.30.2016	to 09.30.2015	to 09.30.2016	to 09.30.2015
Pension plan (VC)	323	1,030	18,303	16,241
Pension plan (VC) - management	114	130	270	249
Healthcare plan - post employment	(1,826)	402	32,152	35,574
Healthcare plan - active employees	132	529	21,090	15,231
Healthcare plan - management	22	20	31	37
(-) Transfers to construction in progress	-	-	(5,511)	(4,621)
	(1,235)	2,111	66,335	62,711

24.4      Changes in post-employment benefits

Consolidated	Current	Noncurrent	Total
Balance as of January 1, 2016	43,323	551,337	594,660
Appropriation of actuarial calculation	-	96,632	96,632
Pension and healthcare contributions	98,537	-	98,537
Transfers	31,916	(31,916)	-
Amortizations	(130,555)	-	(130,555)
Balance as of September 30, 2016	43,221	616,053	659,274

24.5      Actuarial valuation in accordance with CPC 33 (R1)

The Company and its subsidiaries, in accordance with CPC 33 (R1), decided to prepare an annual actuarial report.

The information compiled in accordance with the actuarial valuation report is contained in Note 24 of the financial statements of December 31, 2015.

25      Consumer Charges Due

Consolidated	09.30.2016	12.31.2015
Energy Development Account (CDE) (a)	133,247	204,309
Global Reversal Reserve (RGR)	11,110	20,768
Tariff flags	-	52,381
	144,357	277,458
(a) Aneel published Resolutions No. 2,004/2015 and No. 2,077/2016.

26      Research and Development and Energy Efficiency

26.1      Balances made for investment in Research and Development (R&D) and the Energy Efficiency Program (EEP)

Consolidated	Amounts payable, before any related prepayments	Amounts payable to regulatory agencies	Other amounts payable	Balance as of	Balance as of
				09.30.2016	12.31.2015
Research and Development - R&D
National Fund for Scientific and Technological Development - FNDCT	-	4,341	-	4,341	5,762
MME	-	2,171	-	2,171	2,882
R&D	83,617	-	202,998	286,615	252,828
	83,617	6,512	202,998	293,127	261,472
Energy efficiency program - EEP
National Program of electricity conservation - Procel	-	2,824	-	2,824	-
EEP	35,273	-	133,211	168,484	137,521
	35,273	2,824	133,211	171,308	137,521
	118,890	9,336	336,209	464,435	398,993
			Current	159,552	167,881
			Noncurrent	304,883	231,112

26.2      Changes in R&D and EEP balances

Consolidated	FNDCT	MME		R&D	Procel		EEP
	current	current	current	noncurrent	current	current	noncurrent	Total
Balance as of January 1, 2016	5,762	2,882	97,981	154,847	-	61,256	76,265	398,993
Additions	18,716	9,358	774	17,941	2,824	-	23,479	73,092
Performance agreement	-	-	-	-	-	-	1,503	1,503
Selic interest rate (Note 33)	-	-	120	19,352	-	-	11,496	30,968
Payments	(20,137)	(10,069)	-	-	-	-	-	(30,206)
Concluded projects	-	-	(4,400)	-	-	(5,515)	-	(9,915)
Balance as of September 30, 2016	4,341	2,171	94,475	192,140	2,824	55,741	112,743	464,435

27      Accounts Payable Related to Concession

Consolidated					Discount	Annual
	Company	Grant	Signature	Closing	Rate	Adjustment	09.30.2016	12.31.2015
(1) HPP Mauá	Copel GeT	06.29.2007	07.03.2007	07.2042	5.65% p.y.	IPCA	16,222	15,437
(2) HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p.y.	IPCA	22,720	21,493
(3) HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.y.	IPCA	6,151	5,557
(4) SHP Cavernoso	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	75	97
(5) SHP Apucaraninha	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	525	676
(6) SHP Chaminé	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	907	1,170
(7) SHP Derivação Rio Jordão	Copel GeT	07.11.2013	02.24.2014	02.2019	7.74% p.y.	IPCA	586	702
(8) HPP Fundão e HPP Santa Clara	Elejor	10.23.2001	10.25.2001	10.2036	11.00% p.y.	IGPM	516,812	490,533
							563,998	535,665
						Current	62,033	61,786
						Noncurrent	501,965	473,879
Discount rate applied to calculate present value:
Actual net discount rate, in line with the estimated long-term rate. It bears no relationship with the expected project return.

Payment to the federal government:
(1) Monthly installments equivalent to 1/12 of the proposed annual payment of R$643 (51% of R$1,262), according to clause six of
Concession Agreement No. 001/07.

(2) Monthly installments of 1/12 of the proposed annual payment of R$1,256, from the start of commercial operation of HPP, as clause 6 of the Concession Agreement No. 001/11.

(3) (4) (5) (6) (7) Monthly installments equivalent to 1/12 of the proposed annual payment, according to clause 5a of Concession
Agreement No. 007/2013 for 5 years.

(8) Monthly installments equivalent to 1/12 from the proposed annual payment of R$19,000, from the 6th to 35th year of grant or while in the exploitation of hydropower facilities, as Terms of Ratification of Bidding and clause six of the Concession Contract No. 125/01.

27.1      Changes in accounts payable related to the concession

Consolidated	Current	Noncurrent	Total
Balance as of January 1, 2016	61,786	473,879	535,665
Additions (a)	574,827	593	575,420
Adjust to present value	-	(922)	(922)
Monetary variations	13,538	73,442	86,980
Transfers	45,027	(45,027)	-
Payments	(633,145)	-	(633,145)
Balance as of September 30, 2016	62,033	501,965	563,998
(a) The addition of 574.827 referers to Bonus from the grant (Note 10.2). This balance is fully settled.

28      Other Accounts Payable

Consolidated	09.30.2016	12.31.2015
Agreement Ivaí Engenharia (Note 29.1.2 - g)	152,250	-
Customers	33,774	26,391
Financial offset for the use of water resources	30,833	31,399
Public lighting rate collected	23,619	11,671
Reimbursements to customer contributions	10,100	12,011
Investment acquisition	9,571	9,571
Pledges in guarantee	7,930	8,861
Other liabilities	52,061	66,767
	320,138	166,671
Current	255,244	135,709
Noncurrent	64,894	30,962

29      Provision for Litigation and Contingent Liabilities

The Company and its subsidiaries are defendants in various judicial and administrative proceedings before different courts. Based on assessments made by the Company’s legal counsel, management makes provisions for actions in which losses are rated probable, thus meeting the criteria for recognition of provisioning described in Note 4.11 of the financial statements of December 31, 2015

The Company’s management believes that it is impracticable to provide information about the timing of any cash outflows related to the legal actions in which the Company and its subsidiaries are defendants as of the date of preparing the financial statements, given the unpredictability and dynamics of Brazilian legal, tax and regulatory systems, and since final resolution depends on the conclusions of court proceedings. Therefore, this information is not being provided.

29.1      Provisions for litigation

29.1.1     Changes in provisions for litigation in actions rated as probable losses

Consolidated		Income			Additions to
		Provision		Construction	fixed assets
	Balances as of	for litigations		cost	in progress			Balances as of
	January 1, 2016	Additions	Reversals	Additions	Additions	Discharges	Transfers	September 30, 2016
Tax
Cofins (a)	258,715	4,700	(193,386)	-	-	-	-	70,029
Others (b)	68,333	46,400	(7,766)	-	-	(1,598)	-	105,369
	327,048	51,100	(201,152)	-	-	(1,598)	-	175,398
Labors (c)	408,133	157,434	(1,312)	-	-	(51,966)	-	512,289
Employee benefits (d)	104,480	7,083	(34,840)	-	-	(363)	-	76,360
Civil
Civil and administrative claims (e)	325,217	80,888	(22,617)	-	-	(15,435)	-	368,053
Easements (f)	62,869	8,374	-	22,919	2,622	(497)	-	96,287
Expropriations and property (g)	196,895	18,341	-	1,639	7,361	(1,537)	(152,250)	70,449
Customers (h)	13,656	-	(2,084)	-	-	(5,470)	-	6,102
	598,637	107,603	(24,701)	24,558	9,983	(22,939)	(152,250)	540,891
Environmental (i)	868	266	-	-	-	-	-	1,134
Regulatory (j)	55,770	2,835	-	-	-	(22)	-	58,583
	1,494,936	326,321	(262,005)	24,558	9,983	(76,888)	(152,250)	1,364,655

Parent company	Balance as of	Provision for litigations			Balance as of
	January 1, 2016	Additions	Reversals	Discharges	September 30, 2016
Tax
Cofins (a)	258,715	4,700	(193,386)	-	70,029
Others (b)	12,015	1,626	(99)	(1,567)	11,975
	270,730	6,326	(193,485)	(1,567)	82,004
Labor (c)	29	24	(35)	-	18
Civil (f)	5,652	10,763	-	(6)	16,409
Regulatory (j)	14,109	-	-	-	14,109
	290,520	17,113	(193,520)	(1,573)	112,540

29.1.2     Description of nature and/or details of the principal actions

a)     Contribution to Social Security Financing (COFINS)

Plaintiff: Federal Tax Authority

Cofins payables and respective interest and fines from August 1995 to December 1996 due to the termination of a judicial decision that had recognized the Company’s exemption from Cofins.

Current status: awaiting judgment.

In the second quarter, Copel recorded a provision reversal of R$193,386, given that a final and unappealable decision was issued in favor of the Company on case 10980-720.458/2011-15, related to the period between October 1998 and June 2001, thus cancelling the tax claim.

b)    Other tax provisions

Actions relating to federal, state and municipal taxes, taxes, fees and other charges in which the Company challenges their applicability, calculation bases and amounts due to be collected. The principal action is described below:

Defendant: Brazil’s Federal Tax Authority                                             Estimated amount: R$34,229

Copel Generation and Transmission required payment by installments of the balance owed on the annual adjustment of corporate income tax (IRPJ) and social contribution (CSLL for the 2014 fiscal period. Brazil’s Federal Tax Authority consolidated the amount and applied the maximum fine. An injunction was filed in order to prevent the Tax Authority taking action that failed to obey the limit established in legislation, in Management’s opinion.

Current status: case 5037809-14.2015.4.04.7000. A judgment rendered by the Federal Judge of the 2nd Federal Lower Court dismissed the action and the Company filed an appeal against the decision before the Regional Federal Court.

c)     Labor/employment claims

Actions brought by former employees of COPEL and its subsidiaries claiming payment of overtime, danger money, transfer bonus, salary isonomy/reclassification and other claims, and other claims brought by former employees of its contractors and outsourcers (joint liability) involving claims for indemnities and other claims.

d)    Employee benefits

Claims brought by retired former employees of COPEL and its wholly owned subsidiaries against Fundação Copel, which will consequently affect the Company and its wholly owned subsidiaries to the extent that additional sums may be required.

e)     Civil and administrative proceedings

Actions involving billing, irregular procedure, administrative contracts and contractual penalties, compensation for accidents involving electric power grid or vehicles. The principal actions are described below:

Plaintiff: Tradener Ltda.                                                                       Estimated amount: R$154,642

Class and civil actions against illegal or annullable aspects of the electric power trading contract signed by Tradener and the Company. Class action 588/2006 reached a final and unappealable decision that recognized the validity of commission fees due by the Company to Tradener. In civil action 0000219-78.2003.8.16.0004, filed by the Public Prosecutor’s Office, there is also a decision finding no irregular aspects in the electricity trading contract. Therefore, Tradener filed collection actions in order to be paid its commission fees.

Current status: - case 0005550-26.2012.8.16.0004 - in judgment rendered on September 29, 2014, the Company was ordered to pay commission fees due to Tradener in the amount of R$17,765 on September 30, 2012, plus late penalty at 1% per month as of the date of service of process (October 25, 2012), as well as attorneys’ fees set at 9% of the amount stated in the sentence and court costs totaling R$52,047 as of September 30, 2016. The appeals filed by Copel were not granted and the judgment became final and unappealable on June 28, 2016. Tradener started complying with the sentence and requested that Copel be ordered to pay R$52,193, plus attorney’s fees of R$4,175. On November 7, 2016, the Company paid the executed amount of R$57,116; the lawsuit should therefore be dismissed.

- case 0005990.22.2012.8.16.0004 - in a judgment on January 27, 2014 the Company was ordered to pay the amount of R$102,595, which is the value updated by the National Consumer Price Index published by the Brazilian Institute of Geography and Statistics (INPC/IBGE) arising from commissions due to Tradener under the trading contract signed with Celesc, plus late payment penalty of 1% per month as of the summons (October 31, 2012), plus attorneys’ fees in the amount of R$55, to be corrected from the date on which judgment was delivered at the INPC/IBGE rate, as of January 27, 2014. The Company filed an appeal against this decision that has not yet been judged.

f)      Right of way easements

Actions are brought when the amount assessed by Copel for payment is less than an owner claims and/or when an owner lacks proper documentation or records (inventories in progress, properties lacking registry deeds, among other issues).

They may also involve third-party interventions for adverse possession, whether from owners or occupants of contiguous properties or even in cases of properties where right of way easements are required to preserve limits and boundaries of these areas.

g)    Expropriation and possessory actions

Expropriation and possessory actions are brought when the amounts assessed by Copel for payment does not match that claimed by the owner and/or when the owner does not have documentation recording conditions (inventories in progress, without enrollment properties, etc.).

Possessory cases actions include those for repossession of property owned by the concessionaire. Litigation arises when there is a need to repossess properties invaded or occupied by third parties in areas owned by the Company. Cases may also arise from intervention in third-party adverse possession, or owners or occupants of contiguous properties or even in cases of properties to preserve limits and boundaries of expropriated areas. The principal action is described below:

Plaintiff: Ivaí Engenharia de Obras S.A.

Declaratory action brought by the plaintiff in order to recognize the right to economic and financial rebalancing of the contract signed with Copel Geração e Transmissão, followed by an action for relief from judgment filed by Copel to vacate the final and unappealable decision in the declaratory judgment action, followed by a collection suit filed by the plaintiff to collect the amounts arising from the economic and financial rebalance of the agreement and followed by compliance with the provisional decision proposed by the plaintiff.

Current status: A final and unappealable decision has been issued on the declaratory action and on the action for relief from judgment, sentencing Copel to pay attorneys’ fees and court costs. The amounts deriving from the right to the economic and financial rebalancing of the contract involved in the unappealable decision issued on the declaratory action are the object of a collection lawsuit under appeal in the Superior Court of Justice (STJ), which are also object of compliance of provisional sentence started by the opposing party, pending at the trial court. On October 21, 2016, Copel signed an agreement, previously approved by the Board of Directors, whereby it undertook to pay to Ivaí Engenharia R$152,250, in 15 monthly and consecutive installments of R$10,150 - the first installment maturing by the fifth business day after signature of the transaction agreement and the 14 remaining installments on the 15th of each immediately subsequent months, considering that the base amount of the second installment, as well as the subsequent ones, will be adjusted for inflation, as of the signature of the agreement, at 50% of the last IPCA index disclosed until the maturity date of each installment. The agreement comprises the discussions between the parties on the economic and financial balance of the agreement and suspends the ongoing collection suits, under appeal in the STJ, and compliance with provisional sentence, until the payment of all the installments of the agreement, when the abovementioned lawsuits will be dismissed. On September 30, 2016, R$152,250 was transferred to Other accounts payable (Note 28).

h)    Consumers

Claims seeking compensation for damaged electrical appliances, compensation for moral damages resulting from failure to provide services (outages), and actions filed by industrial customers to challenge the legality of electricity price hikes during the Cruzado Plan and claiming refunds of the amounts involved.

i)      Environmental

Class actions brought to obstruct progress on environmental licensing for new projects or rehabilitation of permanent preservation areas around hydroelectric dam reservoirs misused by individuals. In the event of a conviction, the liability estimated will be only the cost of developing new environmental studies and the cost of recovering areas owned by Copel Geração e Transmissão.

j)      Regulatory

In the administrative and judicial spheres, the Company is challenging the Regulator’s notifications of possible breaches of regulatory requirements. The principal action is described below:

Plaintiffs: Companhia Estadual de Energia Elétrica (CEEE) and Dona Francisca Energética S.A.

Estimated amount: R$46,332

Copel, Copel Geração e Transmissão and Copel Distribuição are bringing actions to challenge Aneel Order 288/2002, involving the aforementioned companies.

Current status: awaiting judgment.

29.2      Contingent liabilities

29.2.1     Classification of actions rated as possible losses

Contingent liabilities are present obligations arising from past events for which no provisions are recognized because it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The following information concerns the nature of the Company’s contingent liabilities and potential losses arising thereof.

		Parent company		Consolidated
	09.30.2016	12.31.2015	09.30.2016	12.31.2015
Tax (a)	598,747	1,252,740	815,879	1,476,765
Labor (b)	142	222	458,314	605,095
Employee benefits (c)	-	-	51,014	73,310
Civil (d)	10,032	30,711	571,583	1,170,019
Regulatory (e)	-	-	717,724	646,455
	608,921	1,283,673	2,614,514	3,971,644

29.2.2     Description of nature and/or details of the principal actions

a)     Tax

Actions relating to federal, state and municipal taxes, taxes, fees and other charges in which the Company challenges their applicability, calculation bases and amounts due to be collected. The principal actions are described below:

Plaintiff: Federal Tax Authority                                                            Estimated amount: R$150,564

Part of the interest related to the Cofins payable in administrative proceeding 11453-720.001/2011-23 (from August 1995 to December 1996) derived from an action for rescission. Given the cogent arguments posed by Copel’s defense, this loss continues to be rated as ‘possible’.

Current status: awaiting judgment.

In the second quarter, Copel reduced the estimate of this item by R$635,797, given the final and unappealable decision issued in favor of the Company on case 10980-720.458/2011-15 (relating to the Cofins from October 1998 to June 2001), cancelling this tax claim.

Plaintiff: Social Security Institute (INSS)                                               Estimated amount: R$301,657

Tax authority claims against Copel related to tax execution for social security contributions (NFLD 35.273.870-7); it is worth emphasizing that the case has been judged favorably for the Company in two court levels.

Current status: awaiting judgment.

Plaintiff: Social Security Institute (INSS)                                               Estimated amount: R$26,790

Tax claims against Copel related to social security contribution on assignment of manpower (NFLD 35.273.876-6). The case has been awaiting judgment by the Administrative Council of Tax Appeals (CARF) since 2010. The assessment of its possible risk level reflects the existence of various legal defenses, in particular (a) absence of services rendered or assignment of manpower and (b) absence of need for retention of tax charges in the case of service providers being taxed under the “Simples” tax arrangement for small or micro companies.

Current status: awaiting judgment.

Plaintiff: State Tax Authority (SEFA)                                        Estimated amount: R$60,430

Copel Distribuição received tax deficiency notice 6587156-4 from the State of Paraná for allegedly failing to pay ICMS tax on the 'metered demand' line in the electricity bills issued to a major consumer between May 2011 and December 2013.

Copel Distribuição claims lack of standing in regard to this tax deficiency notice, given that it derives from Declaratory Action 33.036, currently pending judgement by the 3rd Public Treasury Court of Curitiba, filed by a major consumer in the State of Paraná, which was held valid and considered that ICMS tax should be levied on metered demand only. Note that this sentence was subsequently overturned by the Paraná State Court of Justice (TJ/PR), through Civil Appeal 822.670-2, given the major consumer’s lack of standing to question the levy of ICMS on contracted demand.

The Company believes that, since it was not involved in the lawsuit, it is not subject to the effects from the respective court ruling, which would imply its lack of standing in tax deficiency notice 6.587.156-4.

Current status: awaiting judgment.

b)    Labor/Employment claims

Actions brought by former employees of COPEL and its subsidiaries claiming payment of overtime, danger money, transfer bonus, salary isonomy/reclassification and other claims, and other claims brought by former employees of its contractors and outsourcers (joint liability) involving claims for indemnities and other claims.

c)     Employee benefits

Claims brought by retired former employees of COPEL and its wholly owned subsidiaries against Fundação Copel, which will consequently affect the Company and its wholly owned subsidiaries to the extent that additional sums may be required.

d)    Civil

Actions involving billing, irregular procedure, administrative contracts and contractual penalties, compensation for accidents involving electric power grid or vehicles. The principal actions are described below:

Plaintiff: Mineradora Tibagiana Ltda.                                                          Estimated amount: R$140,390

Action claiming compensation for alleged losses when this mining company was involved in the construction of the Mauá plant by the Energético Cruzeiro do Sul consortium in which Copel Geração e Transmissão has a 51% stake. The action challenges the validity of the mining permit granted Tibagiana for the Mauá job site and the indemnifying effects arising thereof.

Current status: Action suspended in lower court until the conclusion of action no 5013943-50.2010.04.7000 pending before the 6th Federal Court of Curitiba.

Plaintiff: Ivaí Engenharia de Obras S.A.

Action for collection brought by the plaintiff in order to collect amounts arising from economic and financial rebalancing of the contract signed with Copel Geração e Transmissão, recognized in the declaratory action. The principal of this debt is classified as probable loss.

Current status: The judgment of the 2nd motion for clarification filed by Copel Geração e Transmissão before the Superior Court of Justice (STJ) was published on December 18, 2015, challenging the difference in amounts due arising from cumulative updating of the amount of plaintiff’s credit at the SELIC interest rate as against other interest rates in the period preceding the court’s expert report (October 2005). The judgment prescribes the case´s return to the State of Paraná Court of Justice (TJ-PR) for the latter to render a new judgment on the motion for clarification brought by Copel Geração e Transmissão, thus righting the omission of the previous trial. Ivaí has filed a motion for clarification on February 5, 2016, which is now pending judgment by the Superior Court of Justice (STJ). Therefore the amount to be assessed as probable loss is the amount of the plaintiff’s receivable adjusted on a monthly basis using the TJ-PR’s official price index, which is the average of the IGP-DI/INPC indices, as sought by Copel Geração e Transmissão in court, plus late payment penalties at 1% per month, plus burden of defeat. However, it is still considered as a possible loss, with reversal of the TJ-PR’s previous judgment, that is, the amount of debt will be adjusted according to the SELIC interest rate cumulative with other interest rates in the period preceding the court’s expert report. At the same time, a provisional execution of the total credit amount sought by Ivaí is currently taking place. As described in Note 29.1.2, the parties entered into an agreement that comprises the discussions on the economic and financial balance of the agreement and suspends the ongoing collection suits, under appeal in the STJ, and compliance with provisional sentence, until the payment of all the installments of the agreement, when the abovementioned lawsuits will be dismissed.

Plaintiffs: Copel branch office /store franchisees                                 Estimated amount: R$47,732

Two individual actions arising from Copel branch office/store franchising contracts, primarily to recognize sub-concession and transfer services rendered, with full pass-through of tariffs, and secondarily to extend the duration of the agreement and compensation, with full pass-through of tariffs, among other amounts, with appeals currently pending judgment.

Current status: awaiting judgments.

e)     Regulatory

In the administrative and judicial spheres, the Company is challenging the Regulator’s notifications of possible breaches of regulatory requirements. The principal actions are described below:

Plaintiff: Aneel                                                                                   Estimated amount: R$17,007

Copel Distribuição filed an appeal against the decision issued by Aneel’s Director General in Order 3959 of December 8, 2015, which penalized Copel Distribuição for its part of inefficiency through subcontracting, due to overcontracting the Amount of Use of Distribution System (Musd) with the Electric System National Operator (ONS).

Current status: awaiting judgment.

Plaintiff: Energia Sustentável do Brasil S.A. - ESBR                                 Estimated amount: R$698,513

The principal objection refers to a trend towards preventing distribution companies being held accountable for losses resulting from delays in construction schedules for the Jirau HPP. ESBR brought action 10426-71.2013.4.01.4100 against Aneel in the Federal Court of Rondonia, whose sentence (i) recognized exclusive responsibility for the 535-day delay affecting the Jirau HPP`s construction schedule; (ii) declared that any obligations, penalties or costs arising from delays that were charged to ESBR were unenforceable and finally, (iii) annulled Aneel Order 1.732/2013, which had acknowledged a delay of only 52 days behind schedule. Aneel filed an appeal, which is currently awaiting judgement in the Regional Federal Court of the 1st Region.

As a practical consequence of the decision, while it exempted ESBR, the distributor companies with which it signed CCEARs, including Copel Distribuição, were exposed to the short-term market and the high Difference Settlement Price (PLD) in the period, because electricity trading rules require all energy consumed to have corresponding contractual coverage.

One of the measures adopted was the filing for writ of mandamus 1001675-88.2015.4.01.0000 submitted to the Regional Federal Court of the 1st Region by the Brazilian Association of Electricity Distributors (Abradee), of which Copel Distribuição is a member, seeking to annul the case brought by ESBR against Aneel since service of process. Although a favorable preliminary decision was obtained, there was an unfavorable judgment of the writ of mandamus, stating that it was not applicable in this case. After the publication of the judgement, Abradee filed an ordinary appeal, currently being judged by the Regional Federal Court of the 1st Region.

However, Aneel´s motion to stay execution 0050083-30.2015.4.01.0000/RO was partly accepted on November 30, 2015 by the presiding judge of the Regional Federal Court of the 1st Region, which upheld the CCEE Board of Directors’ resolution voted at meeting 813 on July 21, 2015, based on the court’s decision in the case of Action for a Provisional Remedy 9500-90.2013.4.01.4100, determining the “obligation to deliver 70% of the physical guarantee provided by the effective start-up of commercial operations by Jirau HPP generators until this amount is equivalent to the original delivery obligation.” An appeal brought by ESBR was rejected. This decision is also subject to appeal.

The risk of loss in this case is rated ‘possible’ (intermediate), considering the amount of R$698,513, on September 30, 2016, relating to CCEE settlement of May 2016. If the actions are judged unfavorably, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.

Current status: awaiting judgment.

30      Shareholders’ Equity

30.1      Attributable to the parent company’s shareholders

30.1.1     Capital stock

Paid-up capital amounts to R$6,910,000. Its breakdown by shares (no par value) and the principal shareholders are as follows:

								Number of shares in units
Shareholders	Common		Class "A” Preferred		Class “B” preferred		Total
	in share	%	in share	%	in share	%	in share	%
State of Paraná	85,028,598	58.63	-	-	-	-	85,028,598	31.07
BNDES	38,298,775	26.41	-	-	27,282,006	21.26	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:	-	-	-	-	-	-		-
BM&FBOVESPA	18,610,553	12.83	76,763	23.36	64,949,176	50.62	83,636,492	30.57
NYSE	1,264,134	0.87	-	-	35,931,998	28.01	37,196,132	13.59
Latibex	-	-	-	-	83,449	0.07	83,449	0.03
Municipalities	178,393	0.12	9,326	2.84	3,471	-	191,190	0.07
Other shareholders	119,853	0.08	242,538	73.80	45,568	0.04	407,959	0.15
	145,031,080	100.00	328,627	100.00	128,295,668	100.00	273,655,375	100.00

30.1.2     Equity valuation adjustments

	Parent company	Consolidated
Balance as of January 1, 2016	1,177,372	1,177,372
Adjustments to financial assets available for sale:
Financial investments (a)	(1)	(1)
Equity interest investments	570	570
Taxes on adjustments	(194)	(194)
Adjusts to actuarial liabilities:
Post employment benefits - equity	(854)	(854)
Realization of equity evaluation adjustment:
Deemed cost of f ixed assets	-	(172,228)
Taxes on adjustments	-	58,558
Deemed cost of f ixed assets - equity (a)	(113,670)	-
Balance as of September 30, 2016	1,063,223	1,063,223
(a) Equity in the parent company, net of taxes.

30.1.3     Earnings per share - basic and diluted

Parent company	09.30.2016	09.30.2015
Basic and diluted numerator
Basic and diluted earnings allocated by classes of shares, allocated to shareholders controlling shareholders:
Ordinary shares	526,103	403,387
Class “A” preferred shares	1,418	1,164
Class “B” preferred shares	511,828	392,365
	1,039,349	796,916
Basic and diluted denominator
Weighted average of shares (in thousands):
Ordinary shares	145,031,080	145,031,080
Class “A” preferred shares	355,214	380,291
Class “B” preferred shares	128,269,081	128,244,004
	273,655,375	273,655,375
Basic and diluted earnings per share attributable to shareholders of parent company:
Ordinary shares	3.62752	2.78138
Class “A” preferred shares	3.99027	3.06081
Class “B” preferred shares	3.99027	3.05952

30.2      Changes in equity attributable to non-controlling interests

Participation in capital stock	Compagás: 49%	Elejor: 30%	UEG Araucária: 20%	Consolidated
Balance as of January 1, 2016	144,904	22,200	171,646	338,750
Distribution of dividends with retained earnings	-	(9,342)	-	(9,342)
Deliberation of additional dividends proposed	-	-	(23,072)	(23,072)
Income for the period	22,675	8,758	(13,169)	18,264
Balance as of September 30, 2016	167,579	21,616	135,405	324,600

31      Net Operating Revenues

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	and Cofins	ICMS (VAT)	charges (31.5)	(ISSQN)	09.30.2016
Electricity sales to final customers (31.1)	7,578,264	(698,178)	(1,934,982)	(814,130)	-	4,130,974
Electricity sales to distribuitors (31.2)	2,207,291	(177,058)	-	(35,269)	-	1,994,964
Use of the main distribution and transmission grid (31.3)	5,457,157	(438,117)	(1,163,066)	(707,026)	-	3,148,948
Construction income	934,665	-	-	-	-	934,665
Telecommunications	256,907	(9,831)	(57,990)	-	(1,737)	187,349
Distribution of piped gas	506,457	(48,900)	(88,554)	-	-	369,003
Sectorial financial assets and
liabilities result	(1,190,132)	-	-	-	-	(1,190,132)
Other operating revenue (31.4)	119,386	(18,039)	-	-	(1,728)	99,619
15,869,995		(1,390,123)	(3,244,592)	(1,556,425)	(3,465)	9,675,390

Consolidated						Net revenues
	Gross	PIS/Pasep		Regulatory	Service tax	07.01.2016
	revenues	and Cofins	ICMS (VAT)	charges (31.5)	(ISSQN )	to 09.30.2016
Electricity sales to final customers (31.1)	1,970,839	(181,156)	(500,424)	(217,961)	-	1,071,298
Electricity sales to distribuitors (31.2)	754,903	(59,647)	-	(11,243)	-	684,013
Use of the main distribution and transmission grid (31.3)	1,177,763	(132,308)	(345,816)	(196,236)	-	503,403
Construction income	362,220	-	-	-	-	362,220
Telecommunications	87,581	(3,344)	(20,250)	-	(628)	63,359
Distribution of piped gas	162,305	(15,256)	(28,214)	-	-	118,835
Sectorial financial assets and
liabilities result	64,355	-	-	-	-	64,355
Other operating revenue (31.4)	47,067	(6,745)	-	-	(609)	39,713
4,627,033		(398,456)	(894,704)	(425,440)	(1,237)	2,907,196

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	and Cofins	ICMS (VAT)	charges (31.5)	(ISSQN)	09.30.2015
Electricity sales to final customers (31.1)	8,152,489	(755,017)	(2,013,356)	(1,225,372)	-	4,158,744
Electricity sales to distribuitors (31.2)	3,443,255	(294,349)	-	(63,090)	-	3,085,816
Use of the main distribution and transmission grid (31.3)	4,212,679	(392,872)	(1,025,540)	(1,076,916)	-	1,717,351
Construction income	823,678	-	-	-	-	823,678
Telecommunications	201,916	(9,481)	(37,128)	-	(1,624)	153,683
Distribution of piped gas	531,204	(48,812)	(80,872)	-	-	401,520
Sectorial financial assets and	-	-	-	-	-
liabilities result	979,343	-	-	-	-	979,343
Other operating revenue (31.4)	86,016	(13,255)	-	-	(1,768)	70,993
18,430,580		(1,513,786)	(3,156,896)	(2,365,378)	(3,392)	11,391,128

Consolidated						Net revenues
	Gross	PIS/Pasep		Regulatory	Service tax	07.01.2015
	revenues	and Cofins	ICMS (VAT)	charges (31.5)	(ISSQN )	to 09.30.2015
Electricity sales to final customers (31.1)	3,051,640	(282,599)	(766,050)	(593,405)	-	1,409,586
Electricity sales to distribuitors (31.2)	854,784	(77,323)	-	(26,271)	-	751,190
Use of the main distribution and transmission grid (31.3)	1,547,215	(145,316)	(383,984)	(376,301)	-	641,614
Construction income	282,484	-	-	-	-	282,484
Telecommunications	71,494	(2,756)	(13,440)	-	(520)	54,778
Distribution of piped gas	190,235	(17,472)	(31,920)	-	-	140,843
Sectorial financial assets and	-	-	-	-	-	-
liabilities result	(59,678)	-	-	-	-	(59,678)
Other operating revenue (31.4)	29,214	(4,254)	-	-	(589)	24,371
5,967,388		(529,720)	(1,195,394)	(995,977)	(1,109)	3,245,188

31.1      Electricity supplied by type of consumer

Consolidated		Gross revenue		Net revenue
	09.30.2016	09.30.2015	09.30.2016	09.30.2015
Residential	2,514,911	2,564,851	1,372,447	1,304,507
Industrial	2,414,604	2,789,444	1,417,199	1,489,916
Trade, services and other activities	1,661,098	1,804,103	820,949	830,411
Rural	404,959	395,261	228,392	252,239
Public entities	183,791	188,972	107,929	103,210
Public lighting	178,736	192,403	90,025	88,211
Public service	220,165	217,455	94,033	90,250
	7,578,264	8,152,489	4,130,974	4,158,744

Consolidated		Gross revenue		Net income
	07.01.2016	07.01.2015	07.01.2016	07.01.2015
	to 09.30.2016	to 09.30.2015	to 09.30.2016	to 09.30.2015
Residential	664,474	944,686	360,588	433,054
Industrial	644,416	1,052,832	382,252	516,301
Trade, services and other activities	409,277	669,295	198,193	276,438
Rural	95,647	148,653	53,351	83,030
Public entities	48,059	73,832	27,876	37,653
Public lighting	48,661	76,342	24,357	31,815
Public service	60,305	86,000	24,681	31,295
	1,970,839	3,051,640	1,071,298	1,409,586

31.2      Electricity supply

Consolidated		Gross revenue
	09.30.2016	09.30.2016
Bilateral contracts	1,006,160	877,526
Electric Energy Trade Chamber - CCEE	549,885	2,029,716
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	519,419	528,329
Effective interest income - bonus from grant	77,578	-
Quota system	54,249	7,684
	2,207,291	3,443,255

Consolidated		Gross revenue
	07.01.2016	07.01.2015
	to 09.30.2016	to 09.30.2015
Bilateral contracts	346,296	300,564
Electric Energy Trade Chamber - CCEE	196,264	351,952
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	173,559	194,626
Effective interest income - bonus from grant	20,683	-
Quota system	18,101	7,642
	754,903	854,784

31.3      Electricity system availability by type of consumer

Consolidated		Gross revenue		Net revenue
	09.30.2016	09.30.2015	09.30.2016	09.30.2015
Residential	1,570,219	1,412,881	736,398	510,239
Industrial	979,589	920,707	449,711	338,165
Trade, services and other activities	1,069,588	995,780	499,959	362,835
Rural	258,340	213,384	180,865	124,399
Public entities	127,074	112,388	70,530	49,581
Public lighting	127,737	109,586	59,471	38,569
Public service	94,933	79,604	44,179	28,586
Free consumers	280,622	210,301	211,202	134,291
Basic network, BN connections, and connection grid	1,148	951	863	608
Operating and maintenance income (loss) - O&M	113,351	75,487	104,265	59,140
Interest income (loss)	834,556	81,610	791,505	70,938
	5,457,157	4,212,679	3,148,948	1,717,351

Consolidated		Gross revenue		Net income
	07.01.2016	07.01.2015	07.01.2016	07.01.2015
	to 09.30.2016	to 09.30.2015	to 09.30.2016	to 09.30.2015
Residential	461,498	505,684	221,303	190,935
Industrial	288,429	346,167	127,572	123,976
Trade, services and other activities	321,004	366,984	156,166	142,119
Rural	72,460	76,125	53,954	43,948
Public entities	38,931	43,087	22,095	20,065
Public lighting	39,610	42,358	18,776	15,622
Public service	29,909	30,233	14,318	11,292
Free consumers	103,077	87,934	78,520	57,494
Basic network, BN connections, and connection grid	346	401	264	263
Operating and maintenance income (loss) - O&M	30,367	22,021	25,488	14,520
Interest income (loss)	(207,868)	26,221	(215,053)	21,380
	1,177,763	1,547,215	503,403	641,614

31.4      Other operating revenues

Consolidated		Gross revenue
	09.30.2016	09.30.2015
Leasing and rent (31.4.1)	75,664	64,759
Income from rendering of services	18,110	11,926
Charged service	7,177	6,624
Other income	18,435	2,707
	119,386	86,016

Consolidated		Gross revenue
	07.01.2016	07.01.2015
	to 09.30.2016	to 09.30.2015
Leasing and rent (31.4.1)	26,276	22,032
Income from rendering of services	6,827	3,836
Charged service	2,786	2,345
Other income	11,178	1,001
	47,067	29,214

31.4.1     Lease and rent revenues

Consolidated	09.30.2016	09.30.2015
Equipment and framework	75,435	64,112
Real estate	186	100
Facilities sharing	43	547
	75,664	64,759

Consolidated	07.01.2016	07.01.2015
	to 09.30.2016	to 09.30.2015
Equipment and framework	26,193	21,939
Real estate	71	41
Facilities sharing	12	52
	26,276	22,032

31.5      Consumer charges

Consolidated
	09.30.2016	09.30.2015
Energy Development Account - CDE (31.5.1)	680,290	1,055,366
Energy Development Account - CDE Energy	586,753	-
Other charges - rate flags	178,152	854,486
Research and development and energy efficiency - R&D and PEE	73,092	93,284
Global Reversion Reserve - RGR quota	31,362	51,797
Inspection fee	6,776	4,053
Energy Development Account - ACR Account	-	306,392
	1,556,425	2,365,378

Consolidated	07.01.2016	07.01.2015
	to 09.30.2016	to 09.30.2015
Energy Development Account - CDE	187,731	367,944
Energy Development Account - CDE Energy	199,652	-
Other charges - rate flags	110	311,990
Research and development and energy efficiency - R&D and PEE	25,645	24,955
Global Reversion Reserve - RGR quota	9,849	29,173
Inspection fee	2,453	2,161
Energy Development Account - ACR Account	-	259,754
	425,440	995,977

31.5.1     Energy Development Account (CDE)

The main purposes of the CDE were to: offset tariff discounts applied to use and electricity tariffs for certain users; universalize electricity services; promote the competitiveness of electricity from alternative sources in areas served by the national interconnected system (SIN) and offset financial transactions relating to compensation when electricity generating concessions are reverted.

Among other sources, CDE funds come from the annual dues paid by all agents that sell electricity to final consumers through tariff charges.

From February to December 2014, ACR-account funds (Decree 8221/2014), totally or partly covered the additional costs of involuntary exposure to the spot market and thermoelectric dispatching associated with the Electricity Trading Contracts in the Regulated Market of the availability type (CCEAR-D). These funds minimized the financial impact of rising energy costs for distribution companies. The charge was allocated to distributors in proportion to the supply market and is used to repay loans obtained by CCEE, the amount of which includes the financial and administrative costs of contracted operations.

Aneel Resolution 2018, of February 2, 2016, fixed the CDE Uso quota at R$83,728, and the CDE Energia quota at R$18,947 as of January 2016. However, as of June 2016, Aneel Resolution 2077 reduced the amount of the CDE Uso quota to R$71,600. Resolution 1863/2015 fixed the amount of the CDE quota related to the ACR account at R$46,638 as of June 2015. As of June 2016, Resolution 2004/2015 increased the amount of this quota to R$49,362. On September 30, 2016, there were 42 installments payable, which are annually adjusted based on each distributor`s tariff process, in accordance with the conditions contracted by the CCEE for each credit line contracted with the participating financial institutions.

Due to injunction rulings in favor of the Brazilian Association of Large Electricity Consumers and Free Consumers (Abrace) and the National Association of Electricity Consumers (Anace) and other members, who challenged in court the tariff components of CDE Uso and CDE Energia, Aneel, through Resolutions 1967/2015, 1986/2015 and 2083/2016, approved the tariff calculation excluding said charges for the members of these entities, while the injunctions are valid. On the other hand, through an injunction ruling in favor of Abradee, which ensures associated distributors the right not to pass through, deducting from the CDE Uso and CDE Energia’s portion amounts that were not billed due to the effects of the injunction rulings.

The differences between the tariff coverage for this charge and the quota actually paid did not affect the Distributor’s result and represent, from the beginning of effectiveness of the injunctions to September 2016, R$56,466 for CDE Uso and R$5,276 for CDE Energia, related to amounts not billed due to the effects of these injunctions.

31.6      Copel Distribuição periodic tariff review

Aneel’s Resolution 2096 of June 21, 2016 approved the result of Copel Distribuição’s fourth Periodic Tariff Review and authorized a -12.87% average adjustment to be perceived by consumers, consisting of: -1.73% related to the inclusion of financial components; 4.48% from updating Portion B; -2.57% from adjusting Portion A; and -13.05% reflecting the withdrawal of the financial components from the previous tariff process.

This adjustment was fully applied to Copel tariffs as of June 24, 2016, and the amortization of Sectorial Financial Assets and Liabilities balances began in July 2016.

32      Operating Costs and Expenses

Consolidated			General and	Other income
	Operational	Selling	administrative	(expenses),
	costs	expenses	expenses	net	09.30.2016
Electricity purchased for resale (32.1)	(3,427,377)	-	-	-	(3,427,377)
Charge of the main distribution and transmission grid	(681,554)	-	-	-	(681,554)
Personnel and management (32.2)	(630,181)	(11,920)	(204,412)	-	(846,513)
Pension and healthcare plans (Note 24)	(144,108)	(1,908)	(46,347)	-	(192,363)
Materials and supplies	(56,249)	(577)	(6,272)	-	(63,098)
Materials and supplies for power electricity	(24,577)	-	-	-	(24,577)
Natural gas and supplies for gas business	(264,236)	-	-	-	(264,236)
Third-party services (32.3)	(270,144)	(39,373)	(93,040)	-	(402,557)
Depreciation and amortization	(499,655)	(26)	(22,298)	(10,129)	(532,108)
Provisions and reversals (32.4)	-	(127,622)	-	(37,345)	(164,967)
Construction cost (32.5)	(927,025)	-	-	-	(927,025)
Other operating costs and expenses (32.6)	(180,350)	6,910	(120,962)	(62,446)	(356,848)
	(7,105,456)	(174,516)	(493,331)	(109,920)	(7,883,223)

Consolidated			General and	Other income
	Operational	Selling	administrative	(expenses),	07.01.2016
	costs	expenses	expenses	net	to 09.30.2016
Electricity purchased for resale (32.1)	(1,173,733)	-	-	-	(1,173,733)
Charge of the main distribution and transmission grid	(203,878)	-	-	-	(203,878)
Personnel and management (32.2)	(212,373)	(4,138)	(69,499)	-	(286,010)
Pension and healthcare plans (Note 24)	(50,779)	(608)	(14,948)	-	(66,335)
Materials and supplies	(16,942)	(283)	(2,229)	-	(19,454)
Materials and supplies for power electricity	(6,365)	-	-	-	(6,365)
Natural gas and supplies for gas business	(64,471)	-	-	-	(64,471)
Third-party services (32.3)	(84,725)	(17,027)	(34,448)	-	(136,200)
Depreciation and amortization	(168,051)	(9)	(7,925)	(3,376)	(179,361)
Provisions and reversals (32.4)	-	(33,736)	-	(74,415)	(108,151)
Construction cost (32.5)	(373,521)	-	-	-	(373,521)
Other operating costs and expenses (32.6)	(49,215)	2,872	(51,686)	(12,557)	(110,586)
	(2,404,053)	(52,929)	(180,735)	(90,348)	(2,728,065)

Consolidated			General and	Other income
	Operational	Selling	administrative	(expenses),	Restated
	costs	expenses	expenses	net	09.30.2015
Electricity purchased for resale (32.1)	(5,015,259)	-	-	-	(5,015,259)
Charge of the main distribution and transmission grid	(623,467)	-	-	-	(623,467)
Personnel and management (32.2)	(550,061)	(10,557)	(187,042)	-	(747,660)
Pension and healthcare plans (Note 24)	(146,528)	(1,748)	(40,333)	-	(188,609)
Materials and supplies	(50,534)	(543)	(6,722)	-	(57,799)
Materials and supplies for power electricity	(188,020)	-	-	-	(188,020)
Natural gas and supplies for gas business	(1,054,077)	-	-	-	(1,054,077)
Third-party services (32.3)	(250,221)	(30,122)	(77,621)	-	(357,964)
Depreciation and amortization	(456,993)	(25)	(41,974)	(4,363)	(503,355)
Provisions and reversals (32.4)	-	(188,110)	-	(309,029)	(497,139)
Construction cost (32.5)	(864,340)	-	-	-	(864,340)
Other operating costs and expenses (32.6)	(30,740)	3,030	(91,826)	(200,882)	(320,418)
	(9,230,240)	(228,075)	(445,518)	(514,274)	(10,418,107)

Consolidated			General and	Other income
	Operational	Selling	administrative	(expenses),	07.01.2015
	costs	expenses	expenses	net	to 09.30.2015
Electricity purchased for resale (32.1)	(1,447,889)	-	-	-	(1,447,889)
Charge of the main distribution and transmission grid	(216,759)	-	-	-	(216,759)
Personnel and management (32.2)	(187,073)	(3,773)	(63,044)	-	(253,890)
Pension and healthcare plans (Note 24)	(49,246)	(605)	(12,860)	-	(62,711)
Materials and supplies	(16,758)	(196)	(2,619)	-	(19,573)
Materials and supplies for power electricity	(54,966)	-	-	-	(54,966)
Natural gas and supplies for gas business	(298,099)	-	-	-	(298,099)
Third-party services (32.3)	(87,207)	(8,993)	(28,173)	-	(124,373)
Depreciation and amortization	(160,665)	(8)	(15,373)	(2,199)	(178,245)
Provisions and reversals (32.4)	-	(29,545)	-	(63,902)	(93,447)
Construction cost (32.5)	(302,261)	-	-	-	(302,261)
Other operating costs and expenses (32.6)	(15,233)	1,050	(39,762)	(77,205)	(131,150)
	(2,836,156)	(42,070)	(161,831)	(143,306)	(3,183,363)

Parent company	General and	Other income
	administrative	(expenses),
	expenses	net	09.30.2016
Personnel and management (32.2)	(21,992)	-	(21,992)
Pension and healthcare plans (Note 24)	(4,170)	-	(4,170)
Materials and supplies	(473)	-	(473)
Third party services	(17,165)	-	(17,165)
Depreciation and amortization	(33)	(840)	(873)
Provisions and reversals (32.4)	-	176,407	176,407
Other operating revenue/expenses	(29,865)	1,384	(28,481)
	(73,698)	176,951	103,253

Parent company	General and	Other income
	administrative	(expenses),	07.01.2016
	expenses	net	to 09.30.2016
Personnel and management (32.2)	(6,056)	-	(6,056)
Pension and healthcare plans (Note 24)	1,235	-	1,235
Materials and supplies	(289)	-	(289)
Third party services	(9,220)	-	(9,220)
Depreciation and amortization	(17)	(279)	(296)
Provisions and reversals (32.4)	-	(2,740)	(2,740)
Other operating revenue/expenses	(10,568)	945	(9,623)
	(24,915)	(2,074)	(26,989)

Parent company	General and	Other income
	administrative	(expenses),
	expenses	net	09.30.2015
Personnel and management (32.2)	(49,349)	-	(49,349)
Pension and healthcare plans (Note 24)	(6,099)	-	(6,099)
Materials and supplies	(416)	-	(416)
Third party services	(9,035)	-	(9,035)
Depreciation and amortization	(1)	(4,363)	(4,364)
Provisions and reversals (32.4)	-	(20,283)	(20,283)
Other operating revenue/expenses	(18,422)	(1,327)	(19,749)
	(83,322)	(25,973)	(109,295)

Parent company	General and	Other income
	administrative	(expenses),	07.01.2015
	expenses	net	to 09.30.2015
Personnel and management (32.2)	(16,770)	-	(16,770)
Pension and healthcare plans (Note 24)	(2,111)	-	(2,111)
Materials and supplies	(147)	-	(147)
Third party services	(3,806)	-	(3,806)
Depreciation and amortization	(1)	(2,199)	(2,200)
Provisions and reversals (32.4)	-	(1,334)	(1,334)
Other operating revenue/expenses	(11,430)	29	(11,401)
	(34,265)	(3,504)	(37,769)

32.1      Electricity purchased for resale

Consolidated
	09.30.2016	09.30.2015
Purchase of Energy in the Regulated Environment - CCEAR	2,370,744	2,990,471
Itaipu Binacional	838,673	1,218,837
Electric Energy Trade Chamber - CCEE	347,122	1,060,134
Program for incentive to alternative energy sources - Proinfa	182,374	133,660
Bilateral contracts	13,691	26,688
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(325,227)	(414,531)
	3,427,377	5,015,259

Consolidated	07.01.2016	07.01.2015
	to 09.30.2016	to 09.30.2015
Purchase of Energy in the Regulated Environment - CCEAR	830,208	821,588
Itaipu Binacional	260,139	491,764
Electric Energy Trade Chamber - CCEE	126,169	213,530
Program for incentive to alternative energy sources - Proinfa	61,173	44,410
Bilateral contracts	5,261	3,786
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(109,217)	(127,189)
	1,173,733	1,447,889

32.2      Personnel and management

.		Parent company		Consolidated
	09.30.2016	09.30.2015	09.30.2016	09.30.2015
Personnel
Wages and salaries	11,205	29,443	518,676	469,497
Social charges on payroll	4,023	10,745	185,930	162,643
Meal assistance and education allowance	860	2,674	74,091	66,673
Provisons for profit sharing (a)	345	985	34,301	28,437
Compensation - Voluntary termination Program/retirement	-	-	15,726	3,945
	16,433	43,847	828,724	731,195
Management
Wages and salaries	4,392	4,369	14,130	13,138
Social charges on payroll	1,123	1,112	3,488	3,203
Other expenses	44	21	171	124
	5,559	5,502	17,789	16,465
	21,992	49,349	846,513	747,660
(a) According to Federal Law No. 10,101/2000, State Decree No. 1,978/2007 and State Law No. 16,560/2010.

.		Parent company		Consolidated
	07.01.2016	07.01.2015	07.01.2016	07.01.2015
	to 09.30.2016	to 09.30.2015	to 09.30.2016	to 09.30.2015
Personnel
Wages and salaries	2,868	10,335	173,444	160,289
Social charges on payroll	1,021	3,822	61,876	56,076
Meal assistance and education allowance	209	945	24,517	22,437
Provisons for profit sharing	88	(269)	11,518	8,473
Compensation - Voluntary termination Program/retirement	-	-	8,627	904
	4,186	14,833	279,982	248,179
Management
Wages and salaries	1,454	1,622	4,790	4,637
Social charges on payroll	372	394	1,158	1,126
Other expenses	44	(79)	80	(52)
	1,870	1,937	6,028	5,711
	6,056	16,770	286,010	253,890

32.3      Third Party Services

Consolidated
	09.30.2016	09.30.2015
Maintenance of electrical system	112,507	97,602
Maintenance of facilities	67,613	65,503
Communication, processing and transmission of data	41,716	49,873
Meter reading and bill delivery	39,237	33,119
Authorized and registered agents	29,937	24,828
Consulting and audit	30,116	12,057
Consumer service	15,791	15,299
Other services	65,640	59,683
	402,557	357,964

Consolidated	07.01.2016	07.01.2015
	to 09.30.2016	to 09.30.2015
Maintenance of electrical system	28,560	35,213
Maintenance of facilities	22,844	22,707
Communication, processing and transmission of data	13,464	26,342
Meter reading and bill delivery	14,580	11,738
Authorized and registered agents	12,478	7,562
Consulting and audit	16,561	(1,407)
Consumer service	5,302	5,902
Other services	22,411	16,316
	136,200	124,373

32.4      Provisions and reversals

.		Parent company		Consolidated
	09.30.2016	09.30.2015	09.30.2016	09.30.2015
PCLD (Client and Other credits)	-	-	127,622	188,110
Provision (reversal) for litigations	(176,407)	16,324	23,113	307,783
Provision for impairment of assets (Note 18.5.2)	-	-	14,462	-
Provision (reversal) for losses on tax credits	-	-	(230)	1,246
Provision for negative equity in subsidiaries	-	3,959	-	-
	(176,407)	20,283	164,967	497,139

.		Parent company		Consolidated
	07.01.2016	07.01.2015	07.01.2016	07.01.2015
	to 09.30.2016	to 09.30.2015	to 09.30.2016	to 09.30.2015
PCLD (Client and Other credits)	-	-	33,736	29,545
Provision for litigations	2,740	1,543	60,529	61,398
Provision for impairment of assets	-	-	14,462	-
Provision (reversal) for losses on tax credits	-	-	(576)	2,504
Provision for negative equity in subsidiaries	-	(209)	-	-
	2,740	1,334	108,151	93,447

32.5      Construction cost

Consolidated	09.30.2016	09.30.2015
Materials and supplies	462,235	402,418
Third party services	352,275	360,028
Personnel	93,164	67,337
Others	19,351	34,557
	927,025	864,340

Consolidated	07.01.2016	07.01.2015
	to 09.30.2016	to 09.30.2015
Materials and supplies	182,707	146,770
Third party services	149,891	124,239
Personnel	33,473	23,461
Others	7,450	7,791
	373,521	302,261

32.6      Other operating costs and expenses

Consolidated	09.30.2016	09.30.2015
Financial offset for the use of water resources	140,670	110,953
Compensation	43,851	32,958
Advertising and publicity	30,014	17,795
Leasing and rent (32.6.1)	27,261	24,533
Losses in the decommissioning and disposal of assets	25,443	55,407
Taxes	23,132	22,985
Other net costs and expenses	66,477	55,787
	356,848	320,418

	07.01.2016	07.01.2015
Consolidated	to 09.30.2016	to 09.30.2015
Financial offset for the use of water resources	46,470	39,758
Compensation	21,945	10,630
Advertising and publicity	10,957	9,337
Leasing and rent (32.6.1)	11,005	9,610
Losses in the decommissioning and disposal of assets	8,761	29,321
Taxes	7,472	6,273
Other net costs and expenses	3,976	26,221
	110,586	131,150

32.6.1     Leases and Rents

Consolidated	09.30.2016	09.30.2015
Real estate	23,131	19,472
Others	5,173	6,002
(-) PIS and Cofins credits	(1,043)	(941)
	27,261	24,533

Consolidated	07.01.2016	07.01.2015
	to 09.30.2016	to 09.30.2015
Real estate	8,969	7,007
Others	2,496	2,988
(-) PIS and Cofins credits	(460)	(385)
	11,005	9,610

33      Financial income

.		Parent company		Consolidated
	09.30.2016	09.30.2015	09.30.2016	09.30.2015
Financial income
Arrears charges on energy bills	-	-	177,975	117,636
Interest and monetary variation of CRC transfer (Note 8.1)	148,036	151,428	148,036	151,428
Return on financial investments held for trading	2,492	954	139,843	101,903
Monetary variation of accounts receivable
related to the concession (Note 10.1)	-	-	129,311	135,956
Monetary variation over the Itaipu power purchase	-	-	36,284	-
Remuneration of net sectorial assets and liabilities (Note 9.3)	-	-	27,733	89,809
Return on financial investments held for sale	16	13	10,297	12,657
Monetary variation and adjust to present value of accounts
payable related to the concession	-	-	1,115	1,637
Monetary variation and interest of accounts receivable
related to the concession compensation	-	-	-	96,900
Other financial income	120,583	19,433	153,603	40,800
	271,127	171,828	824,197	748,726
( - ) Financial expenses
Monetary and cambial variation and debt charges	218,680	198,969	785,652	447,644
Monetary variation and adjust to present value of accounts
payable related to the concession	-	-	73,634	68,748
Interest on R&D and EEP (Note 26.2)	-	-	30,968	24,647
Remuneration of net sectorial assets and liabilities (Note 9.3)	-	-	18,204	-
Monetary variation over the Itaipu power purchase	-	-	11,708	-
Interest and monetary variation of CRC transfer (Note 8.1)	5,235	-	5,235	-
Other financial expenses	1,320	4,054	141,381	53,434
	225,235	203,023	1,066,782	594,473
Net	45,892	(31,195)	(242,585)	154,253

.		Parent company		Consolidated
	07.01.2016	07.01.2015	07.01.2016	07.01.2015
	to 09.30.2016	to 09.30.2015	to 09.30.2016	to 09.30.2015
Financial income
Arrears charges on energy bills	-	-	61,402	44,318
Interest and monetary variation of CRC transfer (Note 8.1)	27,549	52,462	27,549	52,462
Return on financial investments held for trading	271	318	49,902	44,878
Monetary variation of accounts receivable
related to the concession (Note 10.1)	-	-	6,916	42,868
Monetary variation over the Itaipu power purchase	-	-	5,694	-
Remuneration of net sectorial assets and liabilities (Note 9.3)	-	-	-	11,667
Return on financial investments held for sale	6	5	3,645	3,938
Monetary variation and adjust to present value of accounts
payable related to the concession	-	-	37	250
Monetary variation and interest of accounts receivable
related to the concession compensation	-	-	-	6,988
Other financial income	4,940	8,035	8,863	12,846
	32,766	60,820	164,008	220,215
( - ) Financial expenses
Monetary and cambial variation and debt charges	74,992	76,028	288,445	177,271
Monetary variation and adjust to present value of accounts
payable related to the concession	-	-	15,983	21,806
Interest on R&D and EEP (Note 26.2)	-	-	10,994	9,477
Remuneration of net sectorial assets and liabilities (Note 9.3)	-	-	(2,144)	-
Monetary variation over the Itaipu power purchase	-	-	1,129	-
Interest and monetary variation of CRC transfer (Note 8.1)	5,235	-	5,235	-
Other financial expenses	196	3,003	56,838	18,922
	80,423	79,031	376,480	227,476
Net	(47,657)	(18,211)	(212,472)	(7,261)

34      Operating segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the parent company and subsidiaries and by key strategic decision makers responsible for allocating funds and assessing performance.

34.1      Products and services from which reportable segments obtain their revenues

The Company’s reportable segments are identified by the executives in charge of each business area based on regulatory environments, strategic business units and different products and services. Segments are managed separately because each business and each business requires different technologies and strategies.

In the first nine months of 2016, all sales took place in Brazil and all non-current assets are located in Brazil.

In the first nine months of 2016, there was no one single customer identified as individually responsible for over 10% of total net revenues of the Company and its subsidiaries.

The Company evaluates the performance of each segment based on information derived from accounting records.

The operating segments’ accounting policies are the same as those described in the summary of significant accounting policies and inter-segment transactions are carried out on an ‘arm’s length’ basis, meaning at current market prices.

34.2      The Company’s reportable segments

Electricity generation and transmission (GET) - produces electricity from hydro, wind and thermal sources (GER), provides electrical power transport and transformation services, and is in charge of building, operating and maintaining substations and transmission lines (TRA); for managers, the assets and liabilities of the generation and transmission segments are shown on an aggregated basis while their result is shown separately.

Electric power distribution and sale (DIS) - distributes and sells electricity and is responsible for operating and maintaining infrastructure and for providing related services;

Telecommunications (TEL) - provides telecommunications services and communications services in general;

Gas - operates the public service of distribution of piped natural gas; and

Holding (HOL) - manages equity in other companies.

34.3      Assets by reportable segment

ASSETS	GET	DIS	TEL	GAS	HOL	Eliminations	Consolidated
09.30.2016

TOTAL ASSETS	16,194,656	9,754,233	802,572	498,190	3,482,828	(234,896)	30,497,583
CURRENT ASSETS	2,034,666	2,532,912	79,793	107,267	637,213	(509,958)	4,881,893
Cash and cash equivalents	967,110	307,973	6,827	35,003	100,793	-	1,417,706
Bonds and securities	335,837	-	-	-	1,387	-	337,224
Collaterals and escrow accounts	-	1,329	-	216	127	-	1,672
Trade accounts receivable	500,383	1,757,882	41,096	57,712	867	(59,255)	2,298,685
Dividends receivable	30,791	-	-	-	408,548	(411,543)	27,796
Accounts receivable related to the concession	17,585	-	-	-	-	-	17,585
Other receivables	103,272	209,443	4,091	10,768	12,579	(4,003)	336,150
Inventories	27,022	98,252	11,634	2,056	-	-	138,964
Income Tax and Social Contribution	7,470	61,270	11,128	530	59,410	-	139,808
Other noncurrent recoverable taxes	22,496	53,447	4,970	422	327	-	81,662
Prepaid expenses	20,952	19,614	-	560	-	-	41,126
Related parties	1,748	23,702	47	-	53,175	(35,157)	43,515
NON-CURRENT ASSETS	14,159,990	7,221,321	722,779	390,923	2,845,615	275,062	25,615,690
Long Term Assets	3,377,002	1,818,583	70,741	87,136	2,054,202	(131,357)	7,276,307
Bonds and securities	140,509	1,421	-	6,495	40,816	-	189,241
Collaterals and escrow accounts	-	77,101	-	-	-	-	77,101
Trade accounts receivable	474	66,440	36,407	-	-	-	103,321
CRC transferred to the State Government of Paraná	-	-	-	-	1,476,618	-	1,476,618
Judicial deposits	75,584	386,200	9,190	36,832	84,553	-	592,359
Accounts receivable related to the concession	2,913,806	587,484	-	19,183	-	-	3,520,473
Accounts receivable related to the concession compensation	59,339	-	-	-	-	-	59,339
Other receivables	15,932	25,835	81	1,860	-	-	43,708
Income Tax and Social Contribution	600	15,859	-	-	149,212	-	165,671
Other noncurrent recoverable taxes	72,528	47,435	8,340	-	15	-	128,318
Deferred income tax and social contribution	26,399	610,808	16,723	22,613	46,582	-	723,125
Prepaid expenses	29,314	-	-	153	-	-	29,467
Related parties	42,517	-	-	-	256,406	(131,357)	167,566
Investments	2,004,223	1,374	-	-	745,075	-	2,750,672
Property, plant and equipment	8,493,174	-	633,766	-	42,566	-	9,169,506
Intangible Assets	285,591	5,401,364	18,272	303,787	3,772	406,419	6,419,205

34.4      Liabilities by reportable segment

LIABILITIES	GET	DIS	TEL	GAS	HOL	Eliminations	Consolidated
09.30.2016

TOTAL LIABILITIES	16,194,656	9,754,233	802,572	498,190	3,482,828	(234,896)	30,497,583
CURRENT LIABILITIES	1,568,661	2,519,112	116,683	98,027	841,313	(511,670)	4,632,126
Payroll, social charges and accruals	62,750	161,027	20,384	8,574	8,596	-	261,331
Related parties	17,729	2,482	8,259	-	6,688	(35,158)	-
Suppliers	326,382	828,248	56,258	51,603	7,143	(63,248)	1,206,386
Income Tax and Social Contribution	86,714	-	2,254	8,081	724	-	97,773
Other taxes due	85,246	111,810	6,362	6,774	1,113	-	211,305
Loans and financing	125,682	294,278	5,923	-	421,618	(1,721)	845,780
Debentures	151,766	561,931	6,245	21,656	391,011	-	1,132,609
Dividends payable	414,357	5,000	8,000	-	3,319	(411,543)	19,133
Post-employment benefits	10,846	30,537	1,653	-	185	-	43,221
Customer charges due	11,110	133,247	-	-	-	-	144,357
Research and Development and Energy Efficiency	51,986	107,566	-	-	-	-	159,552
Accounts Payable related to concession	62,033	-	-	-	-	-	62,033
Sectorial financial liabilities	-	193,402	-	-	-	-	193,402
Other accounts payable	162,060	89,584	1,345	1,339	916	-	255,244
NON-CURRENT LIABILITIES	6,085,236	2,611,986	232,621	58,166	1,940,684	(672,434)	10,256,259
Related parties	5,713	-	-	-	579,524	(585,237)	-
Suppliers	5,923	-	-	-	-	-	5,923
Tax liabilities	143,275	87,008	5,360	-	1,886	-	237,529
Deferred income tax and social contribution	212,171	-	-	-	-	-	212,171
Loans and financing	2,107,173	503,863	17,485	-	558,909	(87,118)	3,100,312
Debentures	2,301,929	499,983	170,353	44,677	665,727	-	3,682,669
Post-employment benefits	170,699	403,296	25,291	4,221	12,546	-	616,053
Research and Development and Energy Efficiency	82,475	222,408	-	-	-	-	304,883
Accounts Payable related to concession	501,965	-	-	-	-	-	501,965
Sectorial financial liabilities	-	165,205	-	-	-	-	165,205
Other accounts payable	46,931	-	-	8,517	9,525	(79)	64,894
Provisions for legal claims	506,982	730,223	14,132	751	112,567	-	1,364,655
EQUITY	8,540,759	4,623,135	453,268	341,997	700,831	949,208	15,609,198
Attributable to controlling shareholders	8,540,759	4,623,135	453,268	341,997	700,831	624,608	15,284,598
Attributed to non-controlling interest						324,600	324,600

34.5      Statement of income by reportable segment

STATEMENT OF INCOME	GET		DIS	TEL	GAS	HOL	Eliminations	Consolidated
09.30.2016	GER	TRA

NET OPERATING REVENUES	2,216,589	1,251,011	5,971,695	236,790	432,210	1,440	(434,345)	9,675,390
Supply of electric power - third-parties	441,614	-	3,688,330	-	-	1,030	-	4,130,974
Supply of electric power - between segments	-	-	2,969	-	-	-	(2,969)	-
Electricity sales to final customers - third-parties	1,520,187	-	474,367	-	-	410	-	1,994,964
Electricity sales to final customers - between segments	228,239	-	-	-	-	-	(228,239)	-
Use of the main distribution and transmission grid - third-parties	-	895,771	2,253,177	-	-	-	-	3,148,948
Use of the main distribution and transmission grid - between segments	-	62,780	12,857	-	-	-	(75,637)	-
Construction income	-	286,263	629,198	-	19,204	-	-	934,665
Telecommunications services - third-parties	-	-	-	187,349	-	-	-	187,349
Telecommunications services - between segments	-	-	-	22,858	-	-	(22,858)	-
Distribution of piped gas - third-parties	-	-	-	-	369,003	-	-	369,003
Distribution of piped gas - between segments	-	-	-	-	43,726	-	(43,726)	-
Sectorial financial assets and liabilities result	-	-	(1,190,132)	-	-	-	-	(1,190,132)
Other operating revenues - third-parties	8,301	-	93,128	(2,087)	277	-	-	99,619
Other operating revenues - between segments	18,248	6,197	7,801	28,670	-	-	(60,916)	-
OPERATING COSTS AND EXPENSES	(1,175,513)	(398,207)	(6,286,491)	(168,909)	(363,184)	74,663	434,418	(7,883,223)
Energy purchased for resale	(73,901)	-	(3,580,004)	-	-	(1,697)	228,225	(3,427,377)
Charges for use of the main transmission grid	(237,906)	-	(516,545)	-	-	-	72,897	(681,554)
Personnel and management	(132,232)	(65,620)	(519,356)	(66,065)	(25,865)	(37,375)	-	(846,513)
Pension and healthcare plans	(31,504)	(15,956)	(121,732)	(14,037)	(1,983)	(7,151)	-	(192,363)
Materials and supplies	(9,910)	(3,589)	(46,224)	(1,384)	(1,348)	(643)	-	(63,098)
Raw materials and supplies for generation	(68,303)	-	-	-	-	-	43,726	(24,577)
Natural gas and supplies for gas business	-	-	-	-	(264,236)	-	-	(264,236)
Third party services	(133,126)	(15,935)	(266,033)	(32,780)	(14,083)	(22,342)	81,742	(402,557)
Depreciation and amortization	(280,352)	(2,021)	(205,149)	(25,492)	(18,215)	(879)	-	(532,108)
Provision (reversal) for litigations	(16,514)	(7,460)	(169,384)	(6,062)	(74)	176,381	-	(23,113)
Other provisions and reversals	(15,927)	(759)	(122,050)	(1,732)	(1,385)	(73)	72	(141,854)
Construction cost	-	(278,623)	(629,198)	-	(19,204)	-	-	(927,025)
Other operating costs and expenses	(175,838)	(8,244)	(110,816)	(21,357)	(16,791)	(31,558)	7,756	(356,848)
EQUITY IN EARNINGS OF INVESTEES	-	93,005	-	-	-	80,863	-	173,868
PROFIT BEFORE FINANCIAL INCOME (LOSS) AND TAX	1,041,076	945,809	(314,796)	67,881	69,026	156,966	73	1,966,035
Financial income	89,297	12,558	423,112	11,150	10,839	278,737	(1,496)	824,197
Financial expenses	(430,479)	(106,290)	(275,465)	(21,524)	(8,450)	(226,070)	1,496	(1,066,782)
OPERATING PROFIT	699,894	852,077	(167,149)	57,507	71,415	209,633	73	1,723,450
Income Tax and Social Contribution	(243,578)	(258,331)	(62,863)	(18,912)	(25,139)	(57,014)	-	(665,837)
NET INCOME	456,316	593,746	(230,012)	38,595	46,276	152,619	73	1,057,613

34.6      Additions to non-current assets by reportable segment

	GET		DIS	TEL	GAS	HOL	Consolidated
09.30.2016	GER	TRA

Property, plant and equipment
Additions	806,276	-	-	144,966	-	191	951,433
Intangible Assets
Additions	21	2,427	656,269	3,837	19,963	542	683,059

35      Financial Instruments

35.1      Categories and determination of fair value of financial instruments

Consolidated				09.30.2016	12.31.2015
	Note	Level	Book value	Fair value	Book value	Fair value
Financial assets
Fair value through profit or loss - held for trading
Trading securities
Cash and cash equivalents (a)	5	1	1,417,706	1,417,706	1,480,727	1,480,727
Derivative financial instruments (b)	6	1	3,030	3,030	2,565	2,565
Derivative financial instruments (b)	6	2	328,814	328,814	333,649	333,649
			1,749,550	1,749,550	1,816,941	1,816,941
Loans and receivables
Collaterals and escrow accounts STN (c)	22.1		77,101	43,670	86,137	51,414
Pledges and restricted deposits linked (a)			1,672	1,672	2,000	2,000
Trade accounts receivable (a)	7		2,402,006	2,402,006	3,107,889	3,107,889
CRC Transferred to the State Government of Paraná (d)	8		1,476,618	1,523,568	1,383,242	1,343,497
Sectorial financial assets (a)	9		-	-	1,045,662	1,045,662
Accounts receivable related to the concession (e)	10		2,361,848	2,361,848	943,473	943,473
Accounts receivable related to the concession -
bonus from the grant (f)	10		588,726	675,407	-	-
State of Paraná - Government Programs (a)	15.1		187,048	187,048	187,048	187,048
			7,095,019	7,195,219	6,755,451	6,680,983
Available for sale
Accounts receivable related to the concession (g)	10	3	587,484	587,484	424,140	424,140
Accounts receivable related to the concession compensation (h)	11	3	59,339	59,339	219,556	219,556
Derivative financial instruments (b)	6	1	1,542	1,542	2,728	2,728
Derivative financial instruments (b)	6	2	193,079	193,079	158,449	158,449
Other investments (i)	17	1	18,196	18,196	17,626	17,626
			859,640	859,640	822,499	822,499
Total financial assets			9,704,209	9,804,409	9,394,891	9,320,423
Financial liabilities
Other financial liabilities
Ordinary financing of taxes with the federal tax authorities (c)	13.3		174,295	155,551	193,739	171,119
Suppliers (a)	21		1,212,309	1,212,309	1,619,049	1,619,049
Loans and financing (c)	22		3,946,092	3,497,161	4,077,060	3,539,257
Debentures (j)	23		4,815,278	4,815,278	3,683,928	3,683,928
Post employment benefits (k)	24		659,274	659,274	594,660	594,660
Sectorial financial liabilities (a)	9		358,607	358,607	-	-
Payable related to concession (l)	27		563,998	683,598	535,665	651,403
			11,729,853	11,381,778	10,704,101	10,259,416
Total financial liabilities			11,729,853	11,381,778	10,704,101	10,259,416
Different levels are defined as follows:
Level 1: Obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;
Level 2: obtained through other variables in addition to quoted prices included in Level 1, which are observable for the assets or liabilities;
Level 3: obtained through assessment techniques which include variables for the assets or liabilities, which however are not based on observable market data.

Fair value determination

a)     Equivalent to their book value based on their nature and period held

b)     Calculated from data provided by financial agents and market values of Brazilian government bonds.

c)     Taking the cost of capital from the Company’s most recent funding transaction - 124% of CDI rate - as basic assumption when discounting expected flows of payments.

d)     Using as assumption the comparison against long-term floating-rate National Treasury Notes (NTN-Bs), NTN-B Principal maturing on August 15, 2024, which pays around 5.90% p.a. plus IPCA.

e)     Criteria and assumptions are disclosed in Note 4.3.10 to the financial statements of December 31, 2015, transmission concession and Note 10.3.

f)      Receivables related to the concession agreement for providing electricity generation services under quota arrangements at their fair value calculated by expected cash inflows discounted at the rate established in Aneel auction notice 12/2015 (9.04%), the best market benchmark in this case.

g)     Criteria and assumptions disclosed in Note 4.3.10 to the financial statements of December 31, 2015, distribution concession. Changes in the first nine months of 2016 are shown as follows:

Consolidated
Balance as of January 1, 2016	424,140
Transfer to intagible - Extension of Copel Distribuição’s Concession	2,230
Capitalization of intangible assets in progress	32,792
Monetary variations	128,377
Loss on disposal	(55)
Balance as of September 30, 2016	587,484

h)     The fair values of generation assets approximate their book values, according to Note 11.

i)      Calculated from price quotations published on active markets.

j)      Calculated from the Unit Price quotation (PU) for September 30, 2016, obtained from the Brazilian Association of Financial and Capital Markets (Anbima), net of financial cost to amortize.

k)     Criteria and assumptions disclosed in Note 4.9 to the financial statements of December 31, 2015.

l)      Real net discount rate of 7.74% p.a., in line with the Company’s estimated rate for long-term projects.

35.2      Financial risk management

The Company’s Corporate Risk Management Committee is responsible for developing and monitoring risk management policies and using Audit Committee assistance and advisory services to ensure sound management of funds and protection and appreciation of its equity.

The Company’s business is exposed to the following risks arising from financial instruments:

35.2.1     Credit risk

Credit risk is the risk of incurring losses arising from a customer or a financial instrument counterparty resulting from their failing to honor contractual obligations.

Consolidated
Exposure to credit risk	09.30.2016	12.31.2015
Cash and cash equivalents (a)	1,417,706	1,480,727
Derivative financial instruments (a)	526,465	497,391
Pledges and restricted deposits linked (a)	78,773	88,137
Trade accounts receivable (b)	2,402,006	3,107,889
CRC Transferred to the State Government of Paraná (c)	1,476,618	1,383,242
Accounts receivable related to the concession (d)	3,538,058	1,367,613
Accounts receivable related to the concession compensation (e)	59,339	219,556
State of Paraná - Government Programs (f)	187,048	187,048
	9,686,013	9,377,265

a)     The Company manages credit risk for these assets based on its policy of investing almost all finds in federal government controlled banks. Exceptionally, due to legal and/or regulatory requirements, the Company invested finds in first-line private banks.

b)     Risk arising from the possibility of the Company incurring losses as a result of difficulty in receiving amounts billed to its customers. This risk relates to both internal and external factors. To reduce this risk, the Company manages receivables and detects customer segments in which default is more likely to then suspend electricity supplies and implement specific collection policies based on property or personal guarantees for debts of over R$200.

Doubtful accounts are adequately covered by provisioning for possible losses on their realization.

c)     Management believes this credit risk is low because repayments are secured by funds from dividends.

d)     Management believes this risk is very low because these contracts assure an unconditional right to be paid in cash by the concession granting authority at the end of the concession period for any infrastructure investments not recovered through tariffs by the end of the period, specifically for the transmission business, since RAP is guaranteed revenue that does not involve demand risk.

For the amount relating to RBSE assets existing on May 31, 2000, Aneel published Normative Resolution 589/2013, which defines criteria for calculating New Replacement Value (VNR). Given that on April 20, 2016, the Granting Authority defined the means and period for receiving this asset (still to be regulated by Aneel) through MME Ordinance 120, Management believes credit risk is low.

e)     For generation concession assets, Aneel published Normative Resolution 596/2013, which defines criteria for calculating NRV for compensation purposes. Although the Granting Authority has not yet disclosed the means of remunerating these assets and there are uncertainties as to approval or ratification of investments made in this respect, Management believes that compensation for these assets will show recoverability of the balances recognized at September 30, 2016.

f)      Management believes this credit risk is very low because these are specific programs together with the State Government to highlight the Luz Fraterna program (Note 36.a).

35.2.2     Liquidity risk

The Company’s liquidity risk refers to the possibility of having insufficient funds available in cash or other financial assets to honor obligations on due dates.

The Company manages liquidity risk through methodologies, procedures and tools used to constantly control financial processes and ensure adequate risk management.

Investments are financed through medium- and long-term debt funded by financial institutions and capital markets.

Short-, medium- and long-term economic and financial projections are developed and submitted for appraisal by Management bodies. Corporate budgets for subsequent years are reviewed and approved annually.

Medium- and long-term economic and financial projections for monthly periods cover the next five years. The short-term projection is for daily periods covering the coming 90 days.

The Company constantly monitors funds to be paid or settled by controlling cash flow, thus reducing funding costs and rollover risk and ensuring compliance with financial investment policy while maintaining minimum levels of cash holdings.

The following table shows expected settlement amounts not discounted, for each interval of time. The projections were based on financial indicators for the corresponding financial instruments as forecast by the median market expectation as published by the Central Bank of Brazil’s the Focus report, which shows market analysts’ average expectation for these indicators for the current and subsequent years. From 2018 onward, the 2017 indicators have been repeated through to the end of the forecasting horizon, except for the dollar rate, which tracks inflation.

Consolidated	Interest (a)	Less than	1 to 3	3 months		Over	Total
		1 month	months	to 1 year	1 to 5 years	5 years	liabilities
09.30.2016
Loans and financing	Note 22	31,087	148,094	1,091,318	2,440,247	1,548,446	5,259,192
Debentures	Note 23	590,136	104,751	844,548	4,261,001	626,123	6,426,559
Derivatives	Future inter-bank rate	-	-	-	-	-	-
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	5,522	11,052	49,900	302,425	2,021,366	2,390,265
Eletrobrás - Itaipu	Dollar	-	165,317	801,694	4,495,703	2,661,015	8,123,729
Other suppliers	-	847,686	160,459	69,407	132,827	1,930	1,212,309
Purchase obligations	IGP-M and IPCA	-	1,530,002	3,411,449	19,634,774	103,262,808	127,839,033
Ordinary financing of taxes
with the federal tax authorities	Selic	4,100	8,311	39,041	147,582	-	199,034
Post-employment benefits	8.94%	38,097	76,193	342,870	1,709,345	4,684,336	6,850,841
		1,516,628	2,204,179	6,650,227	33,123,904	114,806,024	158,300,962
12.31.2015
Loans and financing	Note 22	78,969	86,071	473,032	3,546,135	2,023,379	6,207,586
Debentures	Note 23	6,277	13,735	1,313,062	3,485,797	205,515	5,024,386
Derivatives	Future inter-bank rate	-	-	-	-	-	-
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	4,978	9,958	46,687	287,316	2,001,514	2,350,453
Eletrobrás - Itaipu	Dollar	-	210,867	988,015	5,774,563	5,047,764	12,021,209
Other suppliers	-	1,138,130	228,200	230,316	22,403	-	1,619,049
Purchase obligations	IGP-M and IPCA	-	1,278,480	3,629,110	21,371,882	112,292,091	138,571,563
Ordinary financing of taxes
with the federal tax authorities	Selic	3,764	7,641	36,228	191,659	-	239,292
Post-employment benefits	8.94%	38,097	76,193	342,870	1,709,345	4,684,336	6,850,841
		1,270,215	1,911,145	7,059,320	36,389,100	126,254,599	172,884,379
(a) Effective interest rate - weighted average.

As disclosed in Notes 22.5 and 23.3, the Company and its subsidiaries have loans, financing and debentures containing covenants that may require payment in advance for these obligations.

35.2.3     Market risk

Market risk is the risk that the fair value or future cash flows of financial instrument will fluctuate due to changing market prices, such as currency exchange rates, interest rates and stock prices. The purpose of managing this risk is to control exposures, within acceptable parameters, while optimizing returns.

a)     Currency risk - US dollar

This risk arises from the possibility of losses due to fluctuating exchange rates that may reduce the value of assets denominated in foreign currency or add to liabilities.

The Company’s foreign currency debt is not material and there is no exposure to foreign-currency derivatives. The Company monitors exchange rates.

Exchange-rate variation effects arising from the Eletrobras electricity purchasing agreement (Itaipu) are passed on as part of Copel Distribuição’s subsequent tariff review.

Currency risk related to purchases of gas arise from the possibility of Compagás calculating its losses resulting from fluctuating exchange rates thus increasing the amount in Brazilian reais of accounts payable for gas purchased from Petrobras. This risk is mitigated by monitoring prices and passing on variations to customers via tariff rates whenever possible. Compagás is constantly monitoring these fluctuating exchange rates.

Currency risk sensitivity analysis

The Company developed sensitivity analysis in order to measure the impact of US dollar depreciation on its loans and financing exposed to these risks.

The baseline scenario takes balances in the respective accounts on September 30, 2016; the probable scenario assumes a variation in the EOY exchange rate (R$/US$3.25) based on the median market expectation for 2016 reported in the Central Bank’s Focus report of October 7, 2016. The adverse and remote scenarios assumed levels of deterioration to be 25% and 50% respectively comparing the financial instrument’s key risk factor against the level used for the probable scenario.

.		Baseline	Projected scenarios - Dec.2016
Foreign exchange risk	Risk	09.30.2016	Probable	Adverse	Remote
.
Financial assets
Collaterals and escrow accounts - STN	USD depreciation	77,101	90	(19,208)	(38,505)
.		77,101	90	(19,208)	(38,505)
Financial liabilities
Loans and financing
STN	USD appreciation	(88,839)	(104)	(22,340)	(44,575)
Suppliers
Eletrobrás (Itaipu)	USD appreciation	(173,984)	(204)	(43,751)	(87,297)
Petrobras (acquisition of gas by Compagás)	USD appreciation	(47,745)	(56)	(12,006)	(23,956)
		(310,568)	(364)	(78,097)	(155,828)

In addition to the sensitivity analysis required by CVM Instruction 475/2008, the Company evaluates its financial instruments by taking into account possible effects on its results and shareholders’ equity arising from risks assessed by management on financial statements as per CPC 40 and IFRS 7 recommendations. Based on asset position and notional value of financial instruments outstanding on September 30, 2016, it is estimated that these effects would be similar to those mentioned in the ‘probable scenario’ column in the table shown above, since the assumptions made by the Company are similar.

b)    Interest rate and monetary variation risk

The Company’s risk of incurring losses due to fluctuating interest rates or other indices that decrease financial income or increase financial expenses related to assets or liabilities funded in the market.

The Company has no derivative trades to hedge this risk, but it has been continually monitoring interest rates and market indicators in order to assess any need for derivatives.

.		Baseline	Projected scenarios - Dec.2016
Interest rate risk and monetary variation	Risk	09.30.2016	Probable	Adverse	Remote
.
Financial assets
Bonds and securities	Low CDI/SELIC	526,465	16,955	12,864	8,688
Collaterals and escrow accounts	Low CDI/SELIC	1,672	54	40	28
CRC transferred to the State Government of Paraná	Low IGP-DI	1,476,618	27,255	20,580	13,814
Accounts receivable related to the concession	Low IPCA	3,538,058	60,690	45,805	30,732
Accounts receivable related to the concession compensation	Undefined (a)	59,339	-	-	-
State of Paraná - Government Programs	No risk	187,048	-	-	-
		5,789,200	104,954	79,289	53,262
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(1,433,900)	(46,935)	(57,998)	(68,820)
Eletrobrás - RGR	No risk (b)	(52,936)	-	-	-
Caixa Econômica Federal	No risk (b)	(5,549)	-	-	-
Finep	High TJLP	(23,408)	(427)	(530)	(632)
BNDES	High TJLP	(1,650,223)	(30,108)	(37,387)	(44,574)
Promissory notes	High CDI	(560,111)	(18,334)	(22,655)	(26,883)
Banco do Brasil - Distribution of Funds from BNDES	High TJLP	(131,126)	(2,392)	(2,971)	(3,542)
Debentures	High CDI	(4,596,072)	(150,441)	(185,901)	(220,590)
Debentures - CTE	High IPCA	(176,598)	(3,029)	(3,763)	(4,488)
Debentures - Compagás	High TJLP	(42,608)	(777)	(965)	(1,151)
Sectorial financial liabilities	High Selic	(358,607)	(11,738)	(14,505)	(17,211)
Ordinary financing of taxes with the federal tax authorities	High Selic	(174,295)	(5,705)	(7,050)	(8,365)
.		(9,205,433)	(269,886)	(333,725)	(396,256)
(a) Risk assessment still requires ruling by the Granting Authority.
(b) Loan indexed to UFIR.

Interest rate and monetary variation risk - sensitivity analysis

The Company has developed sensitivity analysis in order to measure the impact of interest rate and monetary variations on financial assets and liabilities exposed to these risks.

The baseline scenario takes balances existing in the corresponding accounts on September 30, 2016 while the ‘probable’ scenario assumes balances reflecting varying indicators as follows: CDI/Selic - 13.75%, IPCA - 7.04% IGP DI - 7.59% IGP-M - 7.91% and TJLP - 7.50% forecasts from median market expectations for 2016 published in the Central Bank’s Focus report on October 7, 2016.

The adverse and remote scenarios assumed levels of deterioration to be 25% and 50% respectively comparing the financial instrument’s key risk factor against the level used for the probable scenario.

In addition to the sensitivity analysis required by CVM Instruction 475/08, the Company assesses its financial instruments considering the possible effects on income and shareholders’ equity against the risks assessed by management on financial statements dates, as per CPC 40 and IFRS 7 recommendations. Based on asset position and notional value of financial instruments outstanding on September 30, 2016, it is estimated that these effects would be similar to those mentioned in the ‘probable scenario’ column in the table shown above, since the assumptions made by the Company are similar.

35.2.4     Electricity shortage risk

Risk of electricity shortage due to unfavorable weather such as low rainfall, since Brazil´s energy matrix is based on hydro sources.

Prolonged droughts affect volume of water stored in hydroelectric dam reservoirs thus increasing the risk of electricity shortages.

Over the last few years, Brazil’s major river basins and reservoirs in the Southeast, Midwest and Northeast regions have been affected by adverse weather; therefore the entities responsible for the sector have taken measures to optimize hydro resources to ensure that loads are fully covered.

Periodic monitoring carried out by the Electricity Sector Monitoring Committee (CMSE) notes structural balance between demand and supply and ensure short-term risk indices remain within the safety margin. The same position is adopted by the ONS for the medium-term shortage risk as shown in the Energy Operation Plan 2016-2020 - PEN 2016.

Although reservoir levels are not ideal from the regulators’ point of view, when combined with other variables, they are sufficient to ensure shortage risk remains within the safety margin set by the National Energy Policy Council (CNPE) (5% maximum risk) for the year 2016 across all subsystems.

35.2.5     Risk of concessions not being extended

Over a five-year horizon through 2020, COPEL Geração e Transmissão will have to decide for or against extending its Figueira TPP, Governador Bento Munhoz da Rocha Netto HPP (Foz do Areia) and São Jorge HPP generation concessions due to end March 26, 2017, September 17, 2018 and December 3, 2019, respectively. These hydroelectric plants represent a Physical Guarantee of 587.8 average MW.

Currently, the extension of generation, transmission and distribution concessions covered by Articles 17, 19 and 22 of Law 9.074/1995 is governed by Law 12.783/2013, which states that extension depends on express acceptance of conditions such as: i) revenues determined as per criteria set by Aneel; ii) altering in tariff price remuneration calculated by Aneel for each plant; iii) allocation of physical guarantee quotas and plant power for distribution utility concessionaires and licensees; iv) submission to service quality standards set by Aneel; and, v) agreeing to compensation determined for concession related assets.

Hydroelectric generation, transmission and distribution concession periods may be extended once, at the granting authority’s discretion, for a period of up to 30 years. However, the extension period for thermoelectric generation has been limited to 20 years.

Under current regulatory requirements, concessionaires must apply to extend their concession period 60 months before their ending or concession granting date for hydroelectric plants, generation, transmission and distribution and 24 months for thermoelectric generating plants.

The regulator also state that if a concessionaire wishes to extend its concession period, the Granting Authority may bring forward the effects of extension up to 60 months before the end date or act of granting and may determine the initial tariff rate or revenue.

Based on forthcoming analyses aiming to preserve its levels of profitability, the Company will proceed to decide whether to extend its concessions or not in view of the conditions imposed by the Granting Authority.

If extension is not brought expected or forward, the Granting Authority will hold auctions or competitions to award concessions for up to 30 years, to be adjudicated to bidder offering the lowest tariff and highest bonus payment.

In 2012, Copel Geração e Transmissão extended Transmission Concession Agreement 060/2001 so its principal transmission concession period will end on December 3, 2042.

Recently, in accordance with the amendment to Copel Distribuição’s concession agreement 46/1999, the concession period was extended, subject to quality and efficiency parameters for its distribution services as measured by indicators for outage duration and frequency (DECi and FECi) and efficient economic and financial management.

The concession for the Governador Parigot de Souza HPP, with 260 MW of installed capacity, was also acquired until 2046.

35.2.6     Gas shortage risk

Risk arising from any period of shortage of natural gas supplies required for gas distribution and thermoelectric generation.

A prolonged period of gas shortage could lead to losses by reducing revenues for the Compagás and UEG Araucária subsidiaries.

35.3      Capital management

The Company strives to ensure a solid capital base to maintain investor, creditor and market confidence as well as the future development of its business. It pursues balance between the highest possible returns with appropriate borrowing levels and the advantages and assurances provided by a healthy capital position, thus maximizing returns for all stakeholders in its operations and optimizing its debt and equity levels.

The Company monitors capital using an index based on consolidated numbers for adjusted net debt divided by consolidated EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted for the last twelve months. The corporate target set in its strategic plan is to hold this index below 3.5 on an annual basis, while any expectation of failing to meet this target will prompt administration to take steps to correct its course by the end of each reporting period. On September 30, 2016, the index stood at 2.42.

35.3.1     Debt to shareholders’ equity ratio

	Parent company			Consolidated
Indebtedness	09.30.2016	12.31.2015	09.30.2016	12.31.2015
Loans and financing	980,527	1,031,200	3,946,092	4,077,060
Debentures	1,056,738	1,016,087	4,815,278	3,683,928
(-) Cash and cash equivalents	10,077	25,653	1,417,706	1,480,727
(-) Derivative financial instruments	183	168	337,224	406,274
Net debt	2,027,005	2,021,466	7,006,440	5,873,987
Equity	15,284,598	14,245,728	15,609,198	14,584,478
Equity indebtedness	0.13	0.14	0.45	0.40

36      Related Party Transactions

Consolidated		Assets		Liabilities		Income (loss)
Related parties / Nature of operation	09.30.2016	12.31.2015	09.30.2016	12.31.2015	09.30.2016	09.30.2015
Controlling shareholder
State of Paraná - dividends payable	-	-	-	96,691	-	-
CRC Transfer (Note 8)	1,476,618	1,383,242	-	-	142,801	151,428
"Luz Fraterna" Program (a)	205,333	181,348	-	-	-	-
2014 World Cup construction work (Note 15.1.2)	14,266	14,266	-	-	-	-
Morar Bem Paraná Program (Note 15.1.3)	19,482	19,482	-	-	-	-
Remuneration and employ social security charges assigned (b)	508	407	-	-	-	-
Telecommunication services (c)	45,259	42,634	-	-	22,052	22,571
.
Entities with significant influence
BNDES and BNDESPAR (d) - dividends payable	-	-	-	70,722	-	-
Financing (Note 22)	-	-	1,650,223	1,701,758	(117,943)	(83,985)
Debentures - Compagás (Note 23)	-	-	66,333	56,219	(2,883)	(2,259)

Joint ventures
Dominó Holdings - dividends	5,707	9,067	-	-	-	-

Voltalia São Miguel do Gostoso - mutual (Note 15.3)	24,033	25,237	-	-	2,606	2,349

Costa Oeste Transmissora de Energia - dividends	-	1,783	-	-	-	-
Operating and maintenance services (e)	71	-	-	-	634	532
Basic and connecting network (f) (g)	-	-	26	24	(2,294)	(1,829)

Marumbi Transmissora de Energia - dividends	-	3,101	-	-	-	-
Basic network (g)	-	-	13	9	(320)	-
Engineering services (h)	325	-	-	-	3,107	-
					-
Caiuá Transmissora de Energia - dividends	88	2,634	-	-	-	-
Basic and connecting network (f) (g)	-	-	169	154	(11,227)	(10,754)
Engineering services (h)	616	-	-	-	1,450	-

Integração Maranhense Transmissora - dividends	228	4,476	-	-	-	-
Basic network (g)	-	-	-	-	(669)	(774)

Transmissora Sul Brasileria de Energia - Basic network (g)	-	-	-	-	(1,154)	(1,196)

Matrinchã Transmissora de Energia - dividends	8,115	8,115	-	-	-	-
Basic network (g)	-	-	-	55	(1,154)	-

Paranaíba Transmissora de Energia - Basic network (g)	-	-	25	-	(283)	-

Guaraciaba Transmissora de Energia - dividends	3,930	3,930	-	-	-	-

Associates
Dona Francisca Energética S.A. (i)	-	-	1,389	1,304	(12,691)	(26,688)
.
Foz do Chopim Energética Ltda. (j)	158	-	-	-	1,354	1,430

Sercomtel S.A. Telecomunicações
Post sharing (k)	-	236	-	-	3,060	708
Telecommunication leases and services (c)	870	-	-	-	3,452	4,405
.
Companhia de Saneamento do Paraná - dividends	9,718	6,202	-	-	-	-
Treated water, sewage collection and treatment	-	-	3	3	(1,076)	(950)
Telecommunications services (c)	6	492	-	-	2,335	2,151

Key management staff
Fees and social security charges (Note 32.2)	-	-	-	-	(17,789)	(16,465)
Pension and healthcare plans (Note 24)	-	-	-	-	(944)	(825)

Other related parties
Fundação Copel
Administrative property rental	-	-	341	688	(11,423)	(9,887)
Pension and healthcare plans (Note 24)	-	-	659,274	594,660	-	-
Leasing and telecomunications services (c)	45	44	-	-	222	220
.
Lactec (l)	58,998	39,421	2,022	938	(10,078)	(8,660)

a)     The Luz Fraterna program introduced and amended by state laws 491/2003 and 17,639/2013 enables the state of Paraná to pay electricity bills for the state’s (duly registered) low-income families or households provided their monthly consumption does not exceed 120 kWh. The benefit is valid for monophase residential connections, monophasic and biphasic rural connections and biphasic rural connections with circuit breakers rated 50 amps or less. Beneficiaries must not have other utility bills in their name or outstanding debt owed Copel Distribuição. On September 30, 2016, the amount of R$153,300 (R$153,300 at December 31, 2015) is recognized in the parent company’s Related Parties account as per Note 15.1.1.

b)     Reimbursement for remuneration and social charges for employees seconded to Paraná State Government. Balances shown are net of provisioning doubtful accounts in the amount of R$1,036 on September 30, 2016 (R$1,040 at December 31, 2015).

c)     Telecommunications services provided and equipment and infrastructure leases agreed with Copel Telecomunicações.

d)     BNDES is the controlling shareholder of BNDES Participações S.A. (BNDESPAR), which holds 23.96% of Copel’s capital stock (26.41% of common shares and 21.26% of “B” preferred shares).

e)     Operation and maintenance contract expiring December 26, 2018 - parties Costa Oeste Transmissora and Copel Geração e Transmissão.

f)      Copel Distribuição holds Transmission System Connection contracts (CCT) with two companies - Costa Oeste Transmissora de Energia and Caiuá Transmissora de Energia - due to expire on termination of their distributor or transmitter concession agreement, whichever is first.

g)     Copel Distribuição holds a Transmission System Usage contract (Cust) with the ONS and the electricity transmission concessionaires for the purpose of ongoing use of the “Amount of Use of Transmission System” (MUST) regulated by Aneel Resolution 666/2015. These amounts are determined in advance for 4-year periods and reviewed annually.

h)     Engineering services contract between Copel Geração e Transmissão and two companies, Marumbi Transmissora de Energia and Caiuá Transmissora de Energia.

i)      Electricity purchase and sale contract agreed between Dona Francisca Energética and Copel Geração e Transmissão expiring March 31, 2025.

j)      Contracts between Foz do Chopim Energética Ltda. and Copel Geração e Transmissão for operating and maintenance services expiring May 23, 2019 and for transmission system connection expiring January 1, 2043.

k)     Post sharing agreement between Sercomtel S.A. Telecomunicações and Copel Distribuição expiring December 28, 2018.

l)      Copel is a member of the Institute of Technology for Development (LACTEC), an officially recognized “civil society organization of public interest” (OSCIP), which provide research and development services under contracts with Copel Geração e Transmissão and Copel Distribuição, subject to Aneel’s previous or subsequent control and approval.

The asset balance refer to R&D and PEE recognized under current assets in the Services in progress account, where they should remain until the project has been concluded, as determined by Aneel.

Copel Distribuição’s proceeds from operating activities with related parties are billed at tariff rates ratified by Aneel.

36.1      Sureties and guarantees provided for related parties

Sureties and guarantees provided by Copel when issuing financing, debentures and for insurance for subsidiaries as reported in Notes 22, 23 and 37.

Sureties and guarantees offered by Copel and Copel Geração e Transmissão when issuing financing, debentures and insurance for joint ventures are shown below:

								Amount
			Date	Final	Amount	Balance	Interest	endorsement/
	Company	Operation	issued	maturity	approved	09.30.2016%		security
(1)	Caiuá Transmissora	Financing	12.23.2013	02.15.2029	84,600	79,556	49.0	38,982
(2)	Costa Oeste Transmissora	Financing	12.30.2013	11.15.2028	36,720	31,165	51.0	15,894
(3)	Guaraciaba Transmissora	Debentures	06.20.2013	12.20.2016	400,000	418,358	49.0	204,995
(4)	Integração Maranhense	Financing	12.30.2013	02.15.2029	142,150	130,911	49.0	64,146
(5)	Mata de Santa Genebra	Debentures	09.12.2014	06.30.2017	469,000	468,914	50.1	234,926
(6)	Matrinchã Transmissora	Financing	12.27.2013	05.15.2029	691,440	625,754	49.0	306,619
(7)	Matrinchã Transmissora	Debentures	05.15.2016	06.15.2029	180,000	181,119	49.0	88,748
(8)	Transmissora Sul Brasileira	Financing	12.12.2013	07.15.2028	266,572	230,260	20.0	46,052
(9)	Transmissora Sul Brasileira	Debentures	09.15.2014	09.15.2028	77,550	105,692	20.0	21,138
(10)	Paranaíba Transmissora	Financing	10.21.2015	10.15.2030	606,241	604,565	24.5	148,118
(11)	Marumbi Transmissora	Financing	10.06.2014	07.15.2029	55,037	49,436	80.0	39,549
(12)	Voltalia São Miguel do Gostoso Part. S.A. (a)	Debentures	01.15.2016	12.15.2028	57,000	60,213	49.0	29,504
(13)	Usina de Energia Eólica Carnaúba S.A. (a)	Financing	08.24.2015	11.15.2031	74,000	61,635	49.0	30,201
(14)	Usina de Energia Eólica Reduto S.A. (a)	Financing	08.24.2015	11.15.2031	70,000	61,639	49.0	30,203
(15)	Usina de Energia Eólica Santo Cristo S.A. (a)	Financing	08.24.2015	11.15.2031	74,000	58,259	49.0	28,547
(16)	Usina de Energia Eólica São João S.A. (a)	Financing	08.24.2015	11.15.2031	68,000	58,739	49.0	28,782

(a) Subsidiaries of Voltália São Miguel do Gostoso I Participações S.A.
Financial institution (fund provider):
BNDES: (1) (2) (4) (6) (8) (11) (13) (14) (15) (16)

Allocation:
Investment Program and/or Working capital.

Endorsement/Security:
Provided by Copel Geração e Transmissão: (1) (4)
Provided by Copel: (2) (3) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16)

Securities offered for the transaction:
Lien on shares given by Copel Geração e Transmissão, corresponding to: 49% (1) (4) (6) (7); 51% (2); 20% (8) (9); 80% (11)

Performance bond	Final	Amount	% endorsement	Amount
Company	maturity	Insured	Copel GeT	endorsement
Matrinchã Transmissora	10.30.2016	90,000	49.0	44,100
Guaraciaba Transmissora	01.29.2017	47,000	49.0	23,030
Paranaíba Transmissora	01.02.2017	48,000	24.5	11,760
Mata de Santa Genebra	05.26.2018	78,300	50.1	39,228
Cantareira Transmissora	11.30.2018	31,200	49.0	15,288
Consórcio Empreendedor Baixo Iguaçu	11.23.2016	54,546	30.0	16,364

37      Insurance

Types of risk and principal insurance coverage periods are specified as follows:

Consolidated	Final	Amount
Policy	maturity	Insured
Civil liability - Compagás	10.30.2016	4,200
Participation guarantee - ANEEL	11.11.2016	1,309
Participation guarantee - ANEEL	11.11.2016	437
General civil responsibility - Telecommunication	11.12.2016	2,000
Payment guarantee - Brisa Potiguar	11.16.2016	2,182
Vehicles - Compagás	11.16.2016	market value
Payment guarantee - São Bento	11.16.2016	627
Operational risks - HPP Mauá - Consórcio Energético Cruzeiro do Sul	11.23.2016	799,290
Operational risks - UEG Araucária (a)	11.30.2016	1,170,926
Multi-risk - Compagás	12.18.2016	21,750
Operational risks - Brisa Potiguar	12.28.2016	672,516
Civil liability - Brisa Potiguar	12.28.2016	20,000
Operational risks - São Bento	12.28.2016	449,928
Civil liability - São Bento	12.28.2016	20,000
Performance bond - CREA - Paraná	12.31.2016	24
Participation guarantee - ANEEL	01.01.2017	4,084
Aviation insurance (hull and civil liability)	01.30.2017	97,945
Performance bond - ANEEL	02.01.2017	2,890
Participation guarantee - ANEEL	02.04.2017	646
D&O Insurance - Compagás	02.16.2017	5,000
Multi-risk - Elejor	03.11.2017	197,800
D&O Insurance	03.28.2017	81,155
Multi-risk - Compagás	04.26.2017	470
Performance bond - ANEEL	05.01.2017	44,319
Nominated risks - Elejor	05.14.2017	1,063
Legal guarantee	07.12.2017	198
Life insurance - Compagás	07.31.2017	36 x employee salary
Performance bond - ANEEL	07.31.2017	12,500
Legal guarantee	08.15.2017	208
Nominated Risks	08.24.2017	2,112,196
Fire - Company-owned and rented facilities	08.24.2017	521,931
Domestic and international transport - export and import	08.24.2017	policy for registration
Miscellaneous risks	08.24.2017	1,324
Legal guarantee - Civil	08.29.2017	2,701
Performance bond - Justice Ministry - Highway Police	08.31.2017	16
Performance bond - ANEEL	11.30.2017	2,450
Legal guarantee - Office of the General Counsel to the National Treasury	03.01.2018	20,089
Legal guarantee - Municipality of Cascavel	03.07.2018	91
Legal guarantee - Office of the General Counsel to the National Treasury	05.11.2018	291,396
Performance bond - ANEEL	06.02.2018	6,750
Legal guarantee - Municipality of São Bento do Norte	09.14.2018	33,532
Performance bond - ANEEL	10.31.2018	37,751
Participation guarantee - Brazil's National Oil Agency - ANP	11.11.2018	59,440
Performance bond - CREA - Paraná	11.24.2018	19
Performance warranty - Ponta Grossa State University	12.31.2018	22
Legal guarantee - 2nd treasury court of the municipality of Curitiba	07.04.2019	136
Legal guarantee	08.31.2019	225
Legal guarantee	09.23.2019	324
Legal guarantee	09.23.2019	270
Performance bond - ANEEL	01.31.2020	26,609
Performance bond - ANEEL	11.29.2021	58,060
(a) The values of the insured of operating risks - UEG Araucária and Seguro Aeronáutico have been translated from USD into BRL, with the current rate R$3.2462, as of 09.30.2016.
(b) The guarantee insurance listed above have Copel as a guarantor, within the limits of their participation in each project.

38      Subsequent Events

38.1      Copel Distribuição’s 2nd Debenture Issue

On November 4, 2016, Copel Distribuição concluded the 2nd issue of non-convertible debentures for public distribution, with restricted placement efforts within the scope of CVM Instruction 476/2009, in the amount of R$500,000.

A total of 50,000 debentures with unit face value of R$10 were issued, with a term of three years and amortization in the second and third years. The debentures are remunerated at the variation of 124.0% of the one-day daily average Interbank Deposit rates (DI). The proceeds will be used to pay the first amortization installment of Copel Distribuição’s first debenture issue.

COMMENTS ON PERFORMANCE

         for the nine-month period ended September 30, 2016

         in thousands of Reais, except where otherwise stated

1     Distribution Lines

Compact-Design Distribution Lines– Copel Distribuição has implemented compact-design distribution lines in urban areas with a high concentration of threes surrounding distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. The total length of compact-design distribution lines installed as of the end of September 2016 was 8,657 km (against 7,605 km in September 2015), up by 1,052 km year-over-year, a variation of 13.8%.

Secondary Isolated Lines – Copel Distribuição is also investing in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC - Equivalent Time of Interruption per Consumer Unit and FEC - Equivalent Frequency of Interruption per Consumer Unit distribution performance indicators; defense against illegal connections; improved environmental conditions; reduced areas subject to tree trimming; improved safety; reduced voltage drops throughout the grid; and increased transformer useful life due to the reduction of short-circuits, among other advantages. The total length of secondary isolated lines as of the end of September 2016 was 15,890 km (against 14,362 km in September 2015), up by 1,528 year-over-year, a variation of 10.6%.

2     Power Market

Market behavior – Power generation by Copel Geração e Transmissão and wind farms totaled 20,864 GWh in the first nine months of 2016 (against 18,363 GWh in the same period in 2015). The volume of energy purchased by Copel Distribuição by means of CCEARs (auctions) was 10,104 GWh (against 12,443 GWh in the same period in 2015), while the volume purchased from Itaipu was 4,461 GWh (against 4,444 GWh in the same period in 2015), as described below:

Energy Flow (GWh) (a) (b)					January through September 2016

			Captive Market	17,124	39.6%

Own generation			Concessionaires	485	1.1%
20,864	48.2%
		Availability
Energy received		43,253	Free Customers	2,778	6.4%
22,389	51.8%

CCEAR	10,104		Energy Supplied	19,937	46.1%
Itaipu	4,461
Dona Francisca	106		Bilateral Agreements	5,796
Angra	768		CCEAR	3,421
CCGF	5,622		CER	268
Elejor	891		CCEE(MCP)	3,645
Proinfa	437		MRE	6,807

			Losses and differences	2,929	6.8%

			Basic Network Losses	885
			Distribution Losses	1,805
			CG Contracts	239

(a) Including energy volumes traded among Copel’s subsidiaries.
(b) Figures subject to change after closing by CCEE.
CCEAR = Energy Purchase Agreements in the Regulated Market
CER: Reserve Energy Agreements
CCEE (MCP) = Electric Power Trade Chamber (Short-Term Market)
MRE = Energy Reallocation Mechanism
CG = Center of gravity of the Submarket (difference between billed and energy received from CG) – as per the agreement
Not considering the energy produced by TPP Araucária which was sold in the short-term market (MCP).

Energy Sale – The table below describes Copel’s total energy sales, broken down by Copel Distribuição, Copel Geração e Transmissão and wind farms:

Segment			GWh
	Jan - Sep 2016	Jan - Sep 2015	Var.
Copel Distribuição
Captive Market	17,124	18,031	-5.0%
Residential	5,208	5,239	-0.6%
Industrial	4,604	5,172	-11.0%
Commercial	3,862	4,159	-7.1%
Rural	1,654	1,708	-3.2%
Other	1,796	1,753	2.5%
Concessionaries and Licensees	485	527	-8.0%
CCEE (MCP) (a)	2,250	377	496.8%
Total Copel Distribuição	19,859	18,935	4.9%
Copel Geração e Transmissão
CCEAR (Copel Distribuição) (b)	115	170	-32.4%
CCEAR (other concessionaries) (b)	2,677	3,333	-19.7%
Free Customers	2,778	2,963	-6.2%
Bilateral Agreements	5,796	5,085	14.0%
CCEE (MCP)	1,395	1,807	-22.8%
Total Copel Geração e Transmissão	12,761	13,358	-4.5%
Wind Farms Complex
CCEAR (other concessionaries) (b)	629	553	13.7%
CER (c)	268	179	49.7%
Total Wind Farms Complex	897	732	22.5%
Total	33,517	33,025	1.5%
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
(a) CCEE: Electric Power Trade Chamber / MCP: Short Term
(b) CCEAR: Energy Purchase Agreements in the Regulated Market
(c) CER: Agreements Reserve Energy.

Captive Market - Copel Distribuição – Copel Distribuição’s electricity sales to the captive market totaled 17,124 GWh between January and September 2016, down by 5.0% against the same period in 2015.

The residential segment consumed 5,208 GWh from January through September 2016, down by 0.6%, reflecting the strong decline in the first quarter due to the adverse economic scenario, the rational use of electricity by this segment and lower temperatures than those recorded in the first nine months of 2015. Until September 2016, this segment represented 30.4% of the captive market, totaling 3,580,622 consumers.

Consumption by the industrial segment decreased by 11.0% by September 2016, to 4,604 GWh, as a result of the economic slowdown and the migration of captive clients to the free market. This year, 192 clients migrated to the free market, representing a decrease of 470.7 GWh in the captive market’s energy volume. The sectors that impacted the most the slowdown in consumption were: pulp and paper, rubber and plastic materials, food processing and automaking. In September 2016, the industrial segment totaled 83,683 consumers and accounted for 26.9% of Copel Distribuição’s captive market.

The commercial segment consumed 3,862 GWh in the first nine months of 2016, or a reduction by 7.1% against the same period in 2015, particularly due to a retraction in retail sales in the State, reflecting the economic crisis, the worsening of the job market and the reduction in household income. Additionally, this segment was affected by the migration of 124 clients to the free market in 2016, which corresponds to 103.8 GWh. At the end of September 2016, this segment accounted for 22.5% of the captive market, totaling 380,354 consumers.

The rural segment recorded a retraction of 3.2% in consumption compared to the first nine months of 2015, totaling 1,654 GWh, reflecting the negative economic scenario. By the end of September 2016, this segment accounted for 9.7% of Copel Distribuição’s captive market, totaling 361,982 consumers.

Consumption from other segments (public bodies, public lighting, public services and won consumption) totaled 1,796 GWh, up by 2.5% compared to the same period in 2015. Jointly, these segments accounted for 10.5% of the captive market, totaling 57,364 consumers at the end of September 2016.

Number of consumers – The number of end users (captive of Copel Distribution and free consumers of Copel Geração e Transmissão) billed in September 2016 was 4,464,032, up by 1.6% against the same month in 2015.

Segment	Sep 2016	Sep 2015	Var.
Residential	3,580,622	3,501,313	2.3%
Industrial	83,683	89,551	-6.6%
Commercial	380,354	373,827	1.7%
Rural	361,982	369,905	-2.1%
Other	57,364	57,174	0.3%
Total Captive Market	4,464,005	4,391,770	1.6%
Free Customers - Copel Geração e Transmissão	27	28	-3.6%
Total	4,464,032	4,391,798	1.6%

3     Management

Headcount

Employees	Sep 2016	Sep 2015
Copel and subsidiaries
Copel	69	334
Copel Geração e Transmissão	1,681	1,563
Copel Distribuição	6,097	6,063
Copel Telecomunicações	640	622
Copel Comercialização	20	10
Copel Renováveis	56	51
	8,563	8,643
Affiliated Company
Compagás	162	162
Elejor	7	7
UEG Araucária	16	16
	185	185

4     Market Relations

From January to September 2016, Copel’s common (ON – ticker CPLE3) and class B preferred registered shares (PNB - ticker CPLE6) were traded in all trading sessions of the Securities, Commodities and Futures Exchange (BM&FBOVESPA).

The shares outstanding totaled 44.18% of the Company’s capital stock. At the end of September 2016, Copel’s market value was R$7,395,100, based on quotations of all markets.

Out of the 66 stocks that make up Ibovespa’s theoretical portfolio, Copel’s PNB shares was 0.351%, with a 1.0562 Beta index.

Copel’s share in the portfolio of the Electric Power Sector Index – IEE was 7.101%.

COPEL PNB’s share in BM&FBOVESPA’s Corporate Sustainability Index (ISE) was 1.049%.

On the BM&FBOVESPA, common shares closed the period traded at R$21.15, while PNB shares closed at R$33.63, with positive variations of 32.19% and 38.40%, respectively. In the same period, the IBOVESPA index recorded a positive variation of 34.64%.

On the New York Stock Exchange (NYSE), PNB shares were traded at “Level 3”, in the form of ADSs, under ticker ELP, and were traded in 98% of the trading sessions, closing the period at US$10.37, with positive variation of 76.66%. Also in this period, the Dow Jones Index recorded a positive variation of 5.07%.

On the Latibex (the Euro market for Latin American Securities), which is connected to the Madrid Stock Exchange), the Company’s PNB shares were traded under the ticker XCOP in 60% of trading sessions, closing the period at €9.45, with a positive variation of 73.08%. In the same period, the Latibex All Shares index recorded a positive variation of 49.67%.

The table below is a summary of Copel’s share trading between January and September 2016:

	ON		PNB
Stock Performance (Jan - Sep/16)	Total	Daily average	Total	Daily average
Bovespa
Number of Trades	15,034	119	533,654	4,235
Volume Traded	4,692,200	37,240	96,981,600	769,695
Trading Value (R$ thousand)	79,078	628	2,484,011	19,714
Presence in Trading Sessions	126	100%	126	100%
Nyse
Volume Traded	359,565	3,745	65,960,903	519,377
Trading Value (US$ thousand)	1,462	15	476,945	3,755
Presence in Trading Sessions	96	74%	127	98%
Latibex
Volume Traded	-	-	182,846	2,344
Trading Value (€ thousand)	-	-	1,014	13
Presence in Trading Sessions	-	-	78	60%

5     Tariffs

Power distribution tariffs

Retail distribution average rate (a) - R$/MWh	Sep 2016	Sep 2015	Var.
Residential	421.41	492.11	-14.4%
Industrial (b)	366.98	418.28	-12.3%
Commercia	408.88	462.49	-11.6%
Rural	285.90	316.44	-9.7%
Other	306.14	357.86	-14.5%
	379.04	433.92	-12.6%
(a) W ithout ICMS. Does not consider tariff flags.
(b) Free customers not included.

Power purchase tariffs

Tariff Supply* - R$/MWh	Sep 2016	Sep 2015	Var.
Itaipu (a)	183.65	320.61	-42.7%
Leilão 2008 - 2015	-	143.96	-100.0%
Leilão 2010 - H30	210.41	192.66	9.2%
Leilão 2010 - T15 (b)	186.62	208.80	-10.6%
Leilão 2011 - H30	217.82	199.58	9.1%
Leilão 2011 - T15 (b)	225.79	336.67	-32.9%
Leilão 2012 - T15 (b)	205.01	207.90	-1.4%
Leilão 2016 - T20 (b)	149.15	-	-
Leilão CCEAR 2014 - 2019 (c)	138.18	147.46	-6.3%
Leilão CCEAR 2014 - 2019 (d)	320.12	292.93	9.3%
Leilão 2014 - 18M	-	-	-
Leilão 2014 - 36M	176.64	159.60	10.7%
Bilaterais	232.69	210.32	10.6%
Angra	204.39	170.38	20.0%
CCGF (e)	69.27	30.31	128.5%
Santo Antonio	134.99	123.48	9.3%
Jirau	118.73	106.87	11.1%
Other auctions (f)	191.75	225.59	-15.0%
Tariff Average Supply	159.79	183.18	-12.8%
(a) Furnas transport charge not included.

(b) Average auction price restated according t o the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).

(c) Energy Agreements.
(d) Capacity Agreements.
(e) Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
(f) Products average price.
*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel approved on 03.28.2016.

Energy supply tariffs

Tariff Weighted Average Supply - R$/MWh	Sep 2016	Sep 2015	Var.
Leilão - CCEAR 2008-2015	-	141.46	-
Leilão - CCEAR 2009-2016	177.20	162.87	8.8%
Leilão - CCEAR 2011-2040	201.05	184.33	9.1%
Leilão - CCEAR 2013-2042	215.44	195.28	10.3%
Leilão - CCEAR 2015 - 2045	151.69	139.96	8.4%
Concession holders in the State of Paraná	217.14	272.32	-20.3%

6     Economic and Financial Results

Revenues (Note 31)

Until September 2016, net operating revenues was R$9,675,390, or 15.1% down against R$11,391,128 recorded in the same period in 2015.

This variation was mainly explained by:

a)      a 35.4% reduction in Revenues from Supply due to lower revenues from sales of power generated by TPP Araucária and lower PLD amounts in the first half of 2016 compared to the same period in 2015;

b)      a 83.4% increase in Revenues from the Availability of the Power Grid, due to the tariff adjustment in the 2015/2016 cycle and mainly to the recognition of the effects from cash flow remeasurement as a result of MME Ordinance 120, related to RBSE assets;

c)      a 21.9% increase in Revenues from Telecommunication, largely due to the increase in the number of clients, particularly in the retail market, with the BEL Fibra product.

Operating Costs and expenses (Note 32)

Until September 2016, operating costs and expenses totaled R$7,883,223, down by 24.3% compared to R$10,418,107 recorded in the same period in 2015. The main highlights were as follows:

a)      a 31.7% decrease in electricity purchased for resale, especially given the reduction in power purchased from CCEE and CCEAR, and lower PLD until September 2016 against the same period in 2015;

b)    a 13.2% increase year over year in the balance of the Personnel and Management account, mainly due to salary adjustments, as per the collective bargaining agreement in effect as from October 2015;

c)     a 74.9% reduction in natural gas and inputs used in gas operations, due to the decrease in energy dispatch from TPP Araucária; and

d)    a 66.8% decline in Provisions and reversals, primarily due to the allowance for doubtful accounts recorded in 2015 related to the differences between the selling price of energy under the commercialization contracts of Colíder HPP and the Difference Settlement Price – PLD – negotiated with the CCEE, the reversal of the provision for the lawsuit regarding the Contribution to Social Security Financing (Cofins), as a final and unappealable decision was issued in favor of the Company, and the lowest amount of other provisions for contingencies.

Financial Result (Note 33)

The R$396,838 year-on-year reduction in the financial result was mainly due to:

a)     a 10.1% increase in financial revenues, largely due to higher amounts from late payment charges on electricity bills and the variation in financial investment indexes in the period; and

b)    a 79.5% increase in financial expenses, mainly due to the inflow of funds from loans, financing and debentures in the period and the increase in the indices used for adjusting the contracts (IPCA, TJLP, DI, dollar).

Ebitda

Ebitda (earnings before interest, taxes, depreciation and amortization) is as follows:

Consolidated	09.30.2016	12.31.2015
Net income for the period	1,057,613	863,439
Deferred IRPJ and CSLL	26,200	(157,119)
Provision for IRPJ and CSLL	639,637	571,855
Financial expenses (income), net	242,585	(154,253)
Ebit	1,966,035	1,123,922
Depreciation and amortization	532,108	503,355
Ebitda	2,498,143	1,627,277
Net operating revenues - ROL	9,675,390	11,391,128
Ebitda Margin% (Ebitda ÷ ROL)	25.8%	14.3%

COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE

BOARD OF DIRECTORS
Chairman	Fernando Xavier Ferreira
Secretary	Luiz Fernando Leone Vianna
Members	Mauro Ricardo Machado Costa José Richa Filho Carlos Homero Giacomini Sandra Maria Guerra de Azevedo Sergio Eduardo Weguelin Vieira Marlos Gaio Hélio Marques da Silva
AUDIT COMMITTEE
Chairman	CARLOS HOMERO GIACOMINI
Members	JOSÉ RICHA FILHO Mauro Ricardo Machado Costa
FISCAL COUNCIL
Chairman	Joaquim Antonio Guimarães de Oliveira Portes
Sitting Members	George Hermann Rodolfo Tormin Nelson Leal Junior Massao Fabio Oya João Carlos Flor Junior
Alternate members	OSNI RISTOW ROBERTO BRUNNER GILMAR MENDES LOURENÇO AURÉLIO BELARMINO BARBOSA Vinícius Flor
EXECUTIVE BOARD
CEO	Luiz Fernando Leone Vianna
Enterprise Management Officer	GILBERTO MENDES FERNANDES
Chief Financial and Investor Relations Officer	Luiz Eduardo da Veiga Sebastiani
Business Development Officer	jonel nazareno iurk
Institutional Relations Officer	Cristiano Hotz
Assistant Officer	PAULO CESAR KRAUSS
ACCOUNTANT
CRC-PR-041655/O-6	NANCY ATENALIA ALVES

Information about this report
Investor Relations	Phone: +55 (41) 3222-2027 ri@copel.com

REVIEW REPORT ON QUARTERLY INFORMATION

To the Shareholders and Management of

Companhia Paranaense de Energia - Copel

Curitiba – State of Paraná

Introduction

We have reviewed the individual and consolidated interim financial statements of Companhia Paranaense de Energia - Copel (“Company”), respectively identified as Parent Company and Consolidated, included in the Quarterly Information Form - ITR for the quarter ended September 30, 2016, which comprise the statement of financial position as of September 30, 2016 and the related statements of income and comprehensive income for the three and nine-month periods then ended, and statements of changes in equity and cash flows for the nine-month period then ended, including the accompanying notes.

The Company’s management is responsible for the preparation of these individual and consolidated interim financial statements according to Technical Pronouncement CPC 21 (R1) - Interim Statements, and to IAS 34 – Interim Financial Reporting international standard issued by the International Accounting Standards Board (IASB), as well as for the presentation of said statements in compliance with the rules issued by the Brazilian Securities and Exchange Commission and applicable to the preparation of the Quarterly Information – ITR. Our responsibility is to express an opinion on the interim financial statements based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and international standards for reviewing interim financial information (NBC TR 2410 and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily to the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially more restricted in scope than an audit conducted in accordance with auditing standards and, consequently, we were not able to assure that we were aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

© 2016 Deloitte Touche Tohmatsu. Todos os direitos reservados.                                                                            1

Deloitte Touche Tohmatsu

Conclusion

Based on our review, nothing has come to our attention that leads us to believe that the individual and consolidated interim financial statements included in the quarterly information referred to above were not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Quarterly Information – ITR and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Statements of value added

We also reviewed the individual and consolidated statements of value added (DVA), prepared under management’s responsibility, for the nine-month period ended September 30, 2016, whose disclosure in the interim financial statements is required in accordance with the standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of the Quarterly Information - ITR and considered as supplementary information by IFRS, according to which presentation thereof is not required. These statements were submitted to the same review procedures previously described and based on our review, we are not aware of any fact that leads us to believe that they were not consistent, in all material respects, with the interim financial statements taken as a whole.

Audit and review of amounts for the previous accounting period

The Quarterly Information – ITR mentioned in the first paragraph includes financial information relating to income and comprehensive income for the three and nine-month periods ended September 30, 2015 and statements of changes in equity, cash flows and value added for the nine-month period ended September 30, 2015, obtained from the Quarterly Information (ITR) for the quarter ended September 30, 2015, and to the statement of financial position as of December 31, 2015, obtained from the financial statements as of December 31, 2015, presented for the purposes of comparison. The review of the Quarterly Information (ITR) for the quarter ended September 30, 2015, and the examination of the financial statements for the year ended December 31, 2015, were carried out under the responsibility of other independent auditors, who issued unqualified review and audit reports dated November 11, 2015 and March 15, 2016, respectively.

Curitiba, November 9, 2016

DELOITTE TOUCHE TOHMATSU	Fernando de Souza Leite
Auditores Independentes	Accountant
CRC no. 2 SP-011.609/O-8 F-PR	CRC no. 1 PR-050.422/O-3

© 2016 Deloitte Touche Tohmatsu. All rights reserved.                                                                            2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 5, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.